Canadian Oil Sands

Trudy M. Curran
Telephone No. (403) 218-6240
Fax No. (403) 218-6201
Email: trudy_curran@cos-trust.com

May 5, 2006

VIA COURIER

U.S. Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Judiciary Plaza
Washingon, DC 20549
USA

Dear Sirs:

Re: Canadian Oil Sands Trust – File No. 82-5189

Pursuant to the exemption granted under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, enclosed are the following documents of Canadian Oil Sands Trust, all of which have been filed with the regulatory authorities in Canada:

1. Press Release dated April 25, 2006 regarding Canadian Oil Sands Trust announcing 2006 first quarter results and a 50 per cent distribution increase;
2. Press Release dated April 26, 2006 regarding Canadian Oil Sands' Unitholders approval of a 5:1 Unit Split;
3. Canadian Oil Sands Trust's Fifth Amended and Restated Trust Indenture dated as of April 26, 2006;
4. Canadian Oil Sands Trust's Report of Voting Results *National Instrument 51-102 – Continuous Disclosure Obligations Section 11.3* regarding the Annual and Special Meeting of Holder of Trust Units dated April 25, 2006;
5. Selected financial results of Canadian Oil Sands Limited for the period ended March 31, 2006;
6. Interest Coverage Ratios of Canadian Oil Sands Trust for the twelve months ended March 31, 2006;
7. Interest Coverage Ratios of Canadian Oil Sands Limited for the twelve months ended March 31, 2006;
8. Interim MD&A and unaudited consolidated financial statements of Canadian Oil Sands Trust for the period ended March 31, 2006;
9. Canadian Oil Sands Trust's Form 52-109FT2 – Certification of Interim Filings for the interim period ending March 31, 2006 executed by the Chief Financial Officer dated April 25, 2006; and

dlw 5/9

Canadian Oil Sands Limited
2500 First Canadian Centre
350 - 7th Avenue S.W.
Calgary, Alberta, T2P 3N9
Canada
Tel: (403) 218-6200
Fax: (403) 218-6201
www.cos-trust.com

10. Canadian Oil Sands Trust's Form 52-109FT2 – Certification of Interim Filings for the interim period ending March 31, 2006 executed by the President and Chief Executive Officer dated April 25, 2006.

If you have any questions or concerns, please contact me directly at (403) 218-6240.

Sincerely,

CANADIAN OIL SANDS LIMITED

Trudy M. Curran
General Counsel & Corporate Secretary

TMC/ism
Encls.

Canadian Oil Sands

first quarter report

Canadian Oil Sands Trust announces 2006 first quarter results and a 50 per cent distribution increase

Calgary, Alberta (April 25, 2006) – Canadian Oil Sands Trust ("Canadian Oil Sands" or the "Trust" or "we") (TSX - COS.UN) today announced a 50 per cent increase in funds from operations for the first quarter of 2006 to $141 million, or $1.52 per Trust Unit ("Unit"), from the same quarter of 2005, reflecting strong crude oil prices and higher average daily production offset by an increase in operating and non-production costs. The Trust also is declaring a 50 per cent increase in its quarterly distribution to $1.50 per Unit, pre-split, (or to $0.30 per Unit assuming a 5:1 Unit split on May 3, 2006) for Unitholders of record on May 8, 2006, payable on May 31, 2006.

"We are very pleased to announce the second distribution increase within the last six months," said Marcel Coutu, President and Chief Executive Officer. "This latest distribution increase of 50 per cent over our previous payout signals to our Unitholders the imminent growth in crude oil volumes through our Stage 3 project and our ability to achieve our net debt objective of $1.2 billion near the end of the year. We are looking forward to the ramp up of our Stage 3 expansion with its main unit, Coker 8-3, expected to be operating in May."

First Quarter 2006 overview

- Funds from operations rose 50 per cent to $141 million, or $1.52 per Unit, in the first quarter of 2006 compared to $94 million, or $1.02 per Unit for the same 2005 quarter.
- Net income was $91 million, or $0.98 per Unit, in the first quarter of 2006, up from $59 million, or $0.64 per Unit, in the first quarter of 2005. Net income before unrealized foreign exchange and future income tax, which management believes is a better measure of operational performance than net income, was $87 million, or $0.94 per Unit, in the first quarter of 2006 compared to $60 million, or $0.65 per Unit, in the same period of 2005.
- Revenues after transportation and marketing expense and before hedging rose to $466 million in the first quarter of 2006, up 38 per cent from the comparable 2005 quarter. The first quarter 2006 performance reflects a continuing robust realized selling price for our Syncrude ™ Sweet Blend ("SSB") product and a 24 per cent increase in sales volumes, which totaled 6.7 million barrels. Extensive turnaround and maintenance work reduced production and increased operating costs in both first quarters of 2006 and 2005.

- The Trust's net realized selling price for our SSB product increased 10 per cent in the first quarter of 2006 to $69.17 per barrel before hedging, compared to the same period in 2005. Differentials for light Canadian crudes relative to WTI weakened during the first quarter of 2006. Our SSB crude oil realized a weighted-average discount of $4.39 per barrel compared to average Canadian dollar WTI in the first quarter of 2006 versus a $1.51 per barrel premium in the first quarter of 2005.
- Operating costs in the first quarter of 2006 increased to $271 million, or $40.26 per barrel, from $206 million, or $38.13 per barrel, in the same quarter of 2005. A high level of turnaround and maintenance activity impacted unit costs in both 2006 and 2005.
- Capital expenditures totalled $137 million in the first quarter of 2006, down 27 per cent over the previous year's comparable quarter. Approximately 71 per cent of first quarter 2006 total capital expenditures was directed to the Stage 3 expansion.
- Net debt to book capitalization was 33 per cent in the first quarter of 2006, similar to December 31, 2005.

CANADIAN OIL SANDS TRUST
Highlights

(millions of Canadian dollars, except Trust unit and volume amounts)

	Three Months Ended March 31	
	2006	**2005**
Net Income	$ 91	$ 59
Per Trust unit- Basic	$ 0.98	$ 0.64
Per Trust unit- Diluted	$ 0.98	$ 0.64
Funds From Operations	$ 141	$ 94
Per Trust unit	$ 1.52	$ 1.02
Unitholder Distributions	$ 93	$ 46
Per Trust unit	$ 1.00	$ 0.50
Syncrude Sweet Blend Sales Volumes *		
Total (MMbbls)	6.7	5.4
Daily average (bbls)	74,929	59,897
Per Trust unit (bbls/Trust unit)	0.1	0.1
Operating Costs per barrel	$ 40.26	$ 38.13
Net Realized Selling Price per barrel		
Sales revenue	$ 70.46	$ 64.21
Transportation and marketing expense	(1.29)	(1.55)
Realized selling price before hedging	$ 69.17	$ 62.66
Crude oil price hedging gains (losses)	-	-
Currency hedging gains (losses)	1.07	1.00
Net realized selling price	$ 70.24	$ 63.66
West Texas Intermediate ($US per barrel)	$ 63.48	$ 50.03

* The Trust's sales volumes may differ from its production volumes due to changes in inventory, which are primarily in-transit pipeline volumes.

Annual and Special Meeting of Unitholders

Canadian Oil Sands Trust's Annual and Special Meeting of Unitholders will be held on April 25, 2006. A live audio Web cast of the meeting will be available on our Web site at www.cos-trust.com under investor information, presentations and Web casts. An archive of the Web cast will be available approximately one hour following the meeting.

First quarter production impacted by planned coker turnaround

Figures provided below are the gross Syncrude numbers and are not the Trust's net share.

SSB production during the first quarter of 2006 totalled 18.4 million barrels, or approximately 205,000 barrels per day, slightly higher than our estimate of 18 million barrels for the quarter and 30 per cent higher than production during the first quarter of last year. First quarter 2006 production reflects extensive planned maintenance and turnaround work on over 10 units, including Coker 8-1. The coker maintenance took approximately 10 days longer than the 40 days estimated, resulting in higher than anticipated

turnaround costs. The extension was mainly because of additional coke transfer line repair work and a prolonged coker start-up. As well, a crane upset temporarily required evacuation of part of the site. By the commencement of its turnaround, Coker 8-1 completed its longest ever run of 825 days, surpassing its previous best of 786 days. First quarter 2005 production was also impacted by the turnaround of Coker 8-2 and associated upgrading and environmental units as well as repairs to a hydrogen plant.

In March 2006, Syncrude retired the last dragline and bucket-wheel system of oil sands recovery from its Base Mine operations. All of Syncrude's mining operations now employ the truck and shovel system. Syncrude expects to fully mine-out the Base Mine by mid 2006, replacing production from this mine with new mining trains in the North and Aurora North Mines through the South West Quadrant Replacement project.

Safety performance slipped during the first quarter of 2006 with Syncrude employees and contractors recording six lost-time injuries for a lost time injury rate of 0.15 per 200,000 workforce hours. While not as strong as past Syncrude performance, this rate continues to be well below the provincial average of 2.9.

Syncrude Canada Ltd. has, for the third time, earned gold level accreditation in the Progressive Aboriginal Relations program of the Canadian Council for Aboriginal Business. The accreditation follows a rigorous self-assessment by Syncrude of its work in the area of Aboriginal Development and independent verification of the self-assessment by the National Quality Institute.

Stage 3 on-line in May 2006

The third fluid coker that was constructed as part of the Stage 3 project is expected to begin receiving bitumen feed in May 2006, which is the most significant step in bringing the project into full operations as incremental production is expected to commence shortly after the "feed-in" date.

"Stage 3 is an ambitious project aimed at integrating a massive expansion of productive capacity within an existing operation, modernizing those operations, enhancing the quality of our product, improving environmental performance, and providing pre-built capacity for a future debottlenecking growth stage," said Charles Ruigrok, Syncrude's Chief Executive Officer. "I am proud of what we have accomplished with all of these deliverables about to be realized."

An aromatics saturation unit constructed as part of the Stage 3 expansion is designed to improve our product quality to Syncrude™ Sweet Premium (SSP) for all barrels produced. This unit has been operating since early November 2005, processing light gas oil while a major revamp of an existing light gas oil hydrotreater is being conducted. With the start-up of Stage 3, the aromatics saturation unit will be available to produce SSP. As our refinery customers become accustomed to the new blend and its better

quality attributes, namely its distillation properties, lower sulphur, and higher cetane and kerosene smoke points, we expect the higher value of the product to be recognized in our marketplace.

The cost estimate to bring the Stage 3 project into operation remains at $8.4 billion gross to Syncrude, but ancillary costs, such as final site clean-up and recently identified improvements, totalling approximately $150 million gross to Syncrude, are expected to be incurred following start-up of the units. Net to Canadian Oil Sands, capital expenditures are expected to total $367 million in 2006 with approximately $158 million directed to the Stage 3 expansion.

Changes to distribution reinvestment plan (DRIP) proposed

The Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan ("DRIP") was designed and introduced to support the Trust's financing plan for the Stage 3 expansion. With funding for Stage 3 largely completed, the DRIP now helps to accelerate debt reduction. Based on crude oil prices remaining robust, we expect to reach our net debt target around the end of 2006; accordingly, the Trust plans to modify the DRIP at that time to allow only reinvestment of distributions at a volume-weighted average market price with no discount. The other following options currently available would be phased out: the option to reinvest distributions at 95 per cent of the volume-weighted average market price (distribution reinvestment option); or, for Canadian resident unitholders only, the alternative of receiving, in cash, up to 102 per cent of the declared distribution (premium distribution option); and, also for Canadian resident Unitholders only, the option to purchase additional Units for cash, without fees, at the volume-weighted average market price once enrolled in the Plan (optional cash purchase of additional units).

Eligible Unitholders who wish to participate in the Trust's current DRIP must file their election form, in the case of registered Unitholders, with Computershare Trust Company of Canada at the number or address noted on the enrolment forms **before the May 8, 2006 record date**. Unitholders who hold their Units in the name of a broker should contact their broker to ensure that the proper election forms are completed and sent in before May 8, 2006. Information on the plan and enrolment forms are available on the Trust's web site or by calling Investor Relations.

Foreign ownership update

Based on information from the statutory declarations by Unitholders, we estimate that, as of February 6, 2006, approximately 33 per cent of our Unitholders are non-Canadian residents with the remaining 67 per cent being Canadian residents. Canadian Oil Sands' Trust Indenture provides that not more than 49 per cent of its Units can be held by non-Canadian residents.

The Trust continues to monitor its foreign ownership levels on a regular basis through declarations from Unitholders. The next declarations to be requested will be as of May 8, 2006. The Trust plans to post the results of the declarations on its web site at www.cos-trust.com under investor information, frequently asked questions. This section of the web site and page 45 of the Management's Discussion and Analysis section of the Trust's 2005 annual report describe the Trust's steps for managing its non-Canadian resident ownership levels.

2006 Outlook

The following provides Canadian Oil Sands' outlook for 2006 as of April 25, 2006 and is subject to change without notice. Certain information regarding the Trust and Syncrude set forth below, including management's assessment of the Trust's future production revenues and costs for 2006, the maintenance schedule for the remainder of 2006, crude oil prices for the year, and the start-up and production from Stage 3 in 2006, may constitute forward-looking statements under applicable securities law. Forward-looking statements often contain terms such as "may", "will", "should", "anticipate", "expects" and similar expressions. These statements represent management's current expectations and beliefs based on information known today. However, by their nature, forward-looking statements necessarily involve risks and uncertainties, known and unknown, which may cause actual performance and financial results in future periods to materially differ from the estimations or results expressed or implied by such forward-looking statements. For more detail on the factors and risks that could potentially impact the outlook, please refer to the Management's Discussion and Analysis section of the first quarter 2006 report and the April 25, 2006 guidance document, as well as the risk factors contained in the Trust's annual information form, all of which are available on the Trust's web site at www.cos-trust.com under investor information. The information in these sections is all forward-looking, and as such, is qualified by this advisory. Unless required by law, the Trust assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

- We have reduced the high end of our estimate for 2006 Syncrude production by four million barrels with the range now between 95 to 106 million barrels, or 34 to 38 million barrels net to the Trust based on our 35.49 per cent interest. Our original upper end production estimate of 110 million barrels had reflected the possibility of Stage 3 volumes coming on-stream earlier. The single point estimate is unchanged at 100 million barrels, or 35 million barrels net to the Trust. No major maintenance or turnaround activity is planned for the remainder of 2006. Production in the second quarter of 2006 is expected to total about 24 million barrels, or 8.5 million barrels net to the Trust, which reflects Stage 3 production commencing in May. Assuming a reasonable line-out period to optimize the different Stage 3 units as we ramp up to our productive capacity of 128 million barrels, or 45 million barrels net to the Trust, we expect to exit 2006 at 90 per cent of that capacity, equivalent to about 315,000 barrels per day gross to Syncrude, or 112,000 barrels per day net to the Trust.
- Funds from operations in 2006 are anticipated to total $1,033 million, or $11.08 per Unit, based on an average WTI crude oil price of US$60.00 per barrel and a foreign exchange rate of $0.875 US/Cdn for the year. Revenues are estimated at approximately $2.3 billion in 2006, with

operating costs of $941 million, or $26.52 per barrel, including $8.48 per barrel of purchased energy, which reflects an estimated $9.00/ gigajoule ("GJ") natural gas price and per unit consumption of approximately 0.94 GJs per barrel. In addition, funds from operations reflect the increase to the full 25 per cent Crown royalty rate in 2006.

- Capital expenditures are expected to total $367 million in 2006 with approximately $158 million directed to the Stage 3 expansion. Our estimate for 2006 capital expenditures increased from our guidance provided on January 25, 2006. The cost estimate to bring the Stage 3 project into operation remains at $8.4 billion gross to Syncrude, but ancillary costs, such as final site clean up and recently identified improvements, totalling approximately $150 million gross to Syncrude, are expected to be incurred following start up of the units.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following Management's Discussion and Analysis ("MD&A") was prepared as of April 25, 2006 and should be read in conjunction with the unaudited interim consolidated financial statements of Canadian Oil Sands Trust ("Canadian Oil Sands" or the "Trust") for the three month period ended March 31, 2006 as well as the audited consolidated financial statements and MD&A of the Trust for the year ended December 31, 2005.

ADVISORY- in the interest of providing the Trust's Unitholders and potential investors with information regarding the Trust, including management's assessment of the Trust's future production and cost estimates, plans and operations, certain statements throughout this MD&A contain "forward-looking statements" under applicable securities law. Forward-looking statements in this M&DA include, but are not limited to, statements with respect to: the anticipated date for feed into Coker 8-3 and the resulting increased production by mid 2006, production estimates for each quarter and the full year and the remainder of 2006, the view that future financing risks are not significant, the expected realized selling price for Canadian Oil Sands' product as expressed as the differential to WTI, the level of natural gas consumption post Stage 3 and the expected impact that supplying more bitumen from Auroroa North will have on that consumption, the anticipated capital expenditures for 2006 including the amount attributable to the Stage 3 expansion, the costs to bring Stage 3 into operations and the expected ancillary costs for UE-1 post start-up, the expected increase in demand and the expected higher price for SSP compared to SSB, the plans to revise the DRIP, the view that Stage 3 will increase production and sales, thereby increasing free cash flow, the timing regarding reaching the Trust's net debt target, the need for future hedging, the return achieved from sales of Syncrude Sweet Premium, the expected price for crude oil and natural gas in 2006, the expected revenues and operating costs for 2006; the expected funds from operations for 2006, the anticipated impact that certain factors such as natural gas and oil prices, foreign exchange and operating costs have on the Trust's funds from operations and net income, and the expected costs relating to the anticipated higher Crown royalty payments. You are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. Although the Trust believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Some of the risks and other factors which could cause results to differ materially from those expressed in the forward-looking statements contained in this MD&A include, but are not limited to: labour shortages and the productivity achieved from labour in the Fort McMurray area, the impact of technology on operations and processes and how new complex technology may not perform as expected, the supply and demand metrics for oil and natural gas, the impact that pipeline capacity and refinery demand have on prices for our products, normal risks associated with litigation, general economic, business and market conditions, regulatory changes, the variances of stock market activities generally, and such other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by the Trust. You are cautioned that the foregoing list of important factors is not exhaustive. Furthermore, the forward-looking statements contained in this MD&A are made as of the date of this MD&A, and unless required by law, the Trust does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.

REVIEW OF SYNCRUDE OPERATIONS

During the first quarter of 2006, Syncrude oil production totalled 18.4 million barrels, or 6.5 million barrels net to the Trust based on its 35.49 per cent working interest, slightly exceeding the 18.0 million barrel estimate provided in the 2005 annual report. An extensive maintenance schedule was completed in the quarter with turnarounds on over 10 units including Coker 8-1. The coker maintenance took approximately 10 days longer than the 40 day estimate provided in the fourth quarter 2005, due mainly to

additional coke transfer line repair work, a prolonged coker start-up, and a crane upset, resulting in higher than anticipated turnaround costs.

Syncrude's first quarter 2006 production of approximately 205,000 barrels per day, or 73,000 barrels per day net to the Trust, exceeded that of the same period of 2005, which averaged 157,000 barrels per day, or 56,000 barrels per day net to the Trust. Production in both quarters was impacted by extensive turnaround schedules. Because turnaround costs are expensed in the period incurred and production is reduced during maintenance, per barrel operating costs rise significantly in quarters with heavy maintenance activity. Operating costs averaged $40.26 per barrel in the first quarter of 2006 compared with $38.13 per barrel in the same quarter last year.

The Stage 3 expansion continued to progress during the first quarter of 2006 with first feed into Coker 8-3 anticipated in May 2006, achieving the mid-2006 forecast for the Stage 3 expansion start-up. A significant increase in Syncrude production is therefore anticipated to occur in the second quarter of 2006. We are maintaining our single point estimate of 100 million barrels of Syncrude production provided in our 2006 guidance document. However, as the high end of the Syncrude production range did incorporate the possibility of an earlier Stage 3 start-up, we are narrowing our forecast for Syncrude production to range between 95 and 106 million barrels.

The Trust's production volumes may differ from its sales volumes due to changes in inventory, which are primarily in-transit pipeline volumes. The impact of Syncrude's first quarter operations on Canadian Oil Sands' financial results is more fully discussed later in this MD&A.

SUMMARY OF QUARTERLY RESULTS

($ millions, except per Trust unit and volume amounts)	2006	2005				2004		
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenues, after transportation and marketing expense	$ 473	$ 519	$ 612	$ 492	$ 344	$ 333	$ 359	$ 341
Net income	$ 91	$ 174	$ 380	$ 219	$ 59	$ 122	$ 186	$ 98
Per Trust unit, Basic	$ 0.98	$ 1.88	$ 4.13	$ 2.38	$ 0.64	$ 1.34	$ 2.06	$ 1.12
Per Trust unit, Diluted	$ 0.98	$ 1.87	$ 4.13	$ 2.38	$ 0.64	$ 1.34	$ 2.06	$ 1.12
Funds from operations	$ 141	$ 264	$ 364	$ 284	$ 94	$ 122	$ 157	$ 155
Per Trust unit	$ 1.52	$ 2.86	$ 3.96	$ 3.09	$ 1.02	$ 1.33	$ 1.75	$ 1.77
Daily average sales volumes (bbls)	74,929	78,318	85,942	79,506	59,897	78,294	86,635	85,116
Net realized selling price, after hedging ($/bbl)	$ 70.24	$ 72.07	$ 77.43	$ 68.03	$ 63.66	$ 46.29	$ 45.07	$ 44.00
Operating costs ($/bbl)	$ 40.26	$ 25.54	$ 23.61	$ 21.35	$ 38.13	$ 21.27	$ 20.60	$ 19.00
Purchased natural gas price ($/GJ)	$ 7.42	$ 10.73	$ 8.31	$ 6.94	$ 6.45	$ 6.40	$ 6.18	$ 6.39

Quarterly variances in revenues, net income, and funds from operations are caused mainly by fluctuations in crude oil prices, production, unit operating costs, and natural gas prices. A large proportion of operating costs are fixed, and as such, unit operating costs are highly variable to production. While the supply/demand balance for crude oil affects selling prices, the impact of this equation is difficult to predict and quantify and has not displayed significant seasonality. Maintenance and turnaround activities are typically scheduled to occur in the first or second quarter. However, the exact timing of unit shutdowns

cannot be precisely scheduled, and unplanned outages will occur. Therefore production levels also may not display reliable seasonality patterns or trends. Natural gas prices are typically higher in winter months as heating demand rises, but this seasonality is significantly influenced by weather conditions.

REVIEW OF FINANCIAL RESULTS

In order to provide meaningful information to our Unitholders, the focus of our MD&A is to provide explanations of material variances in our quarterly financial results and significant events that have occurred since year-end. We believe material information relates to the business of the Trust and would reasonably be expected to have a significant influence on an investor's investment decision. We endeavor to explain the factors, when material, that ultimately impact the Trust's Unitholder distributions, such as revenues, operating and non-production costs, financing expenses, and capital expenditures. As well, we provide an overview of the Trust's financing and risk management activity in the period.

In each of 2006 and 2005, the financial results of Canadian Oil Sands reflect a 35.49 per cent working interest in the Syncrude Joint Venture.

Canadian Oil Sands' funds from operations rose 50 per cent to $141 million, or $1.52 per Trust Unit ("Unit"), in the first quarter of 2006, compared to $94 million, or $1.02 per Unit for the same 2005 quarter. Net income was $91 million, or $0.98 per Unit, in the first quarter of 2006, up from $59 million, or $0.64 per Unit, in the first quarter of 2005.

The first quarter 2006 performance reflects a continuing robust realized selling price for our Syncrude™ Sweet Blend ("SSB") product, which averaged $69.17 per barrel before hedging, a 10 per cent increase from the $62.66 per barrel before hedging realized in the comparable 2005 quarter. The Trust benefited from full exposure to the market price in both years as there were no oil price hedges in place. The Trust's sales volumes also increased 24 per cent in the first quarter of 2006 to 6.7 million barrels from 5.4 million barrels in the first quarter of 2005. While extensive turnaround and maintenance reduced production in both of these periods, the 2005 first quarter was more severely impacted by an advanced turnaround resulting from repairs to a hydrogen plant. The higher 2006 price and production translated directly into higher revenues, which rose to $466 million before hedging in the first quarter of 2006, a 38 per cent increase from the comparable 2005 quarter.

Higher revenues were, however, partially offset by the 32 per cent increase in first quarter 2006 operating expenses to $271 million from $206 million in the first quarter of 2005, as discussed in more detail in the operating costs section of this MD&A. In addition, non-production costs increased by approximately $13 million in the first quarter of 2006 compared to the same quarter in 2005 as a result of Stage 3 commissioning work.

Net income before unrealized foreign exchange and future income tax, which management believes is a better measure of operational performance than net income, was $87 million, or $0.94 per Unit in the first quarter of 2006, compared to $60 million, or $0.65 per Unit, in the same period of 2005. The table below reconciles this measure to net income.

($ millions)	Three Months Ended March 31			
	2006		2005	
Net income per GAAP	$	91	$	59
Add (Deduct):				
Foreign exchange loss (gain) on long-term debt		1		6
Future income tax expense (recovery)		(5)		(5)
Net income before foreign exchange and future income taxes	$	87	$	60

The net income before unrealized foreign exchange and future income tax reflected in the previous table is a measurement that is not defined by Canadian generally accepted accounting principles ("GAAP"). The Trust also reports funds from operations, free cash flow, and Unitholder distributions on both a total and per Unit basis, which are measures that do not have any standardized meaning under Canadian GAAP. Funds from operations is calculated on the Trust's consolidated statement of cash flows as cash from operating activities before changes in working capital. Free cash flow is calculated as funds from operations less capital expenditures and reclamation trust contributions in the period. In management's opinion, funds from operations is a key performance indicator of the Trust's ability to generate cash to fund capital expenditures, while free cash flow is a key indicator of the Trust's ability to repay debt and pay distributions. Net income before unrealized foreign exchange and future income tax, funds from operations, and free cash flow may not be directly comparable to similar measures presented by other companies or trusts.

Revenues after Transportation and Marketing Expense

($ millions)	Three Months Ended March 31 2006	2005	Variance
Sales revenue [1]	$ 475	$ 346	$ 129
Transportation and marketing expense	$ (9)	$ (8)	$ (1)
	$ 466	$ 338	$ 128
Crude oil hedging gains (losses) [1]	$ -	$ -	$ -
Currency hedging gains [1]	$ 7	$ 6	$ 1
Total hedging gains (losses)	$ 7	$ 6	$ 1
	$ 473	$ 344	$ 129
Sales volumes (MMbbls)	6.7	5.4	1.3

[1] *The sum of sales revenue and crude oil and currency hedging gains (losses) equals Syncrude Sweet Blend revenues on the Trust's consolidated statement of income.*

($ per barrel)	2006	2005	Variance
Sales revenue	$ 70.46	$ 64.21	$ 6.25
Transportation and marketing expense	(1.29)	(1.55)	0.26
Realized selling price before hedging losses	69.17	62.66	6.51
Crude oil hedging gains (losses)	-	-	-
Currency hedging gains	1.07	1.00	0.07
Total hedging gains (losses)	1.07	1.00	0.07
Net realized selling price	$ 70.24	$ 63.66	$ 6.58

Revenues after transportation and marketing expense and before hedging increased by $128 million to $466 million in the first quarter of 2006 compared to the same quarter in 2005 due to increased sales volumes and a higher realized selling price. Sales volumes rose 1.3 million barrels to 6.7 million barrels in the first quarter of 2006 from 5.4 million barrels in the first quarter of 2005. The first quarter 2006 realized selling price before hedging was $69.17 per barrel, a 10 per cent increase over the $62.66 per barrel price in the comparable 2005 quarter. There were no crude oil hedges in place in either period, reflecting management's financing plans with the Stage 3 expansion moving closer to completion and its associated financing risk being not significant. Currency hedging gains of $7 million and $6 million were realized in the first quarter of 2006 and 2005, respectively.

The high realized SSB selling price reflects a continuing robust benchmark West Texas Intermediate ("WTI") price, which our SSB product closely follows. WTI averaged US$63.48 per barrel in the first quarter of 2006, a 27 per cent increase over the US$50.03 per barrel average WTI price in the same period of 2005.

However, the benefit of a strong WTI price was partially eroded by the weaker differentials that light Canadian crudes received in the first quarter of 2006 relative to WTI. Our SSB crude oil realized a weighted-average discount of $4.39 per barrel compared to average Canadian dollar WTI in the first quarter of 2006 versus a $1.51 per barrel premium in the first quarter of 2005. The discount to WTI in the first quarter of 2006 was relatively large compared to average differentials in the last several years. A high number of planned and unplanned third party refinery outages in the quarter reduced product demand and, at the same time, a pipeline reconfiguration resulted in increased light crude oil volumes available to the market. The typical markets for our product were not willing to absorb the excess volumes without pricing incentives and pipeline dynamics prevented moving the product to more distant markets for better prices. In comparison, the first quarter of 2005 was characterized by reduced production from a number of synthetic producers, translating into strong demand from customers. Differentials to WTI are anticipated to improve in the second quarter of 2006 as other synthetic producers perform scheduled maintenance. However, additional volumes from the Syncrude project are also anticipated in the quarter, and accordingly we have increased the average 2006 SSB/SSP discount to WTI to $3.00 per barrel from $1.50 per barrel in our 2006 outlook discussed later in this MD&A.

Strengthening of the Canadian dollar relative to the U.S. dollar also offset the benefit of higher WTI crude oil prices on revenue. The Canadian dollar averaged $0.87 US/Cdn in the first quarter of 2006 relative to the same period in 2005 when the foreign exchange rate averaged $0.82 US/Cdn.

Operating costs

	Three Months Ended March 31			
	2006		2005	
	$/bbl Bitumen	$/bbl SSB	$/bbl Bitumen	$/bbl SSB
Bitumen Costs [1]				
Overburden removal	3.24		3.03	
Bitumen production	9.47		9.82	
Purchased energy [3]	3.90		3.30	
	16.61	19.21	16.15	20.46
Upgrading Costs [2]				
Bitumen processing and upgrading		5.33		6.16
Turnaround and catalysts		7.49		8.90
Purchased energy [3]		3.99		2.90
		16.81		17.96
Other and research		3.51		2.39
Change in treated and untreated inventory		0.93		(1.29)
Total Syncrude operating costs		40.46		39.52
Canadian Oil Sands adjustments [4]		(0.20)		(1.39)
Total operating costs		40.26		38.13
	Bitumen	SSB	Bitumen	SSB
Syncrude production volumes (thousands of barrels per day)	237	205	199	157

1 Bitumen costs relate to the removal of overburden, oil sands mining, bitumen extraction and tailings dyke construction and disposal costs. The costs are expressed on a per barrel of bitumen production basis and converted to a per barrel of SSB based on the yield of SSB from the processing and upgrading of bitumen.

2 Upgrading costs include the production and ongoing maintenance costs associated with processing and upgrading of bitumen to SSB. It also includes the costs of major refining equipment turnarounds and catalyst replacement.

3 Natural gas costs averaged $7.42/GJ and $6.45/GJ in the first quarter of 2006 and 2005, respectively.

4 Canadian Oil Sands' adjustments mainly pertain to Syncrude-related pension costs, property insurance costs, site restoration costs, as well as the inventory impact of moving from production to sales as Syncrude reports per barrel costs based on production volumes and we report based on sales volumes.

	Three Months Ended March 31	
	2006	**2005**
	$/bbl SSB	**$/bbl SSB**
Production costs	31.76	31.05
Purchased energy	8.50	7.08
Total operating costs	40.26	38.13
	GJs/bbl SSB	**GJs/bbl SSB**
Purchased energy consumption	1.15	1.10

Operating costs in the first quarter of 2006 increased to $271 million, or $40.26 per barrel, from $206 million, or $38.13 per barrel, in the same quarter of 2005.

Purchased energy costs rose 20 per cent to $8.50 per barrel from $7.08 per barrel in the first quarter of 2006 and 2005, respectively. The increased purchased energy costs, which consist mainly of natural gas, reflect a 15 per cent rise in natural gas prices to $7.42 per gigajoule ("GJ") in the first quarter of 2006 from $6.45 per GJ in the same 2005 quarter. Purchased energy consumption also increased five per cent to 1.15 GJs per barrel from 1.10 GJs per barrel in the first quarter of 2006 and 2005, respectively. Natural gas consumption rises during periods of maintenance activity, particularly during coker turnarounds, as process heat integration within the facilities declines, requiring additional natural gas purchases during unit outages. This anticipated purchased energy increase impacted the first quarter in both years, but repairs on a hot water line during the first quarter of 2006 resulted in additional bitumen requirements from the Aurora mine, which relies mainly on purchased natural gas for its energy needs. Commissioning of individual Stage 3 units also raised purchased energy consumption as these units were brought into service without an offsetting increase in SSB production.

Per unit purchased energy consumption is expected to rise following the completion of Stage 3 because bitumen will increasingly be sourced from the Aurora mine. Due to Aurora's remote location, process heat from the upgrader is unavailable for use at Aurora, and it relies mainly on purchased natural gas for its energy needs. As well, additional hydrogen, which is derived from natural gas, will be used to increase product quality from SSB to SSP. While purchased energy consumption per barrel in the first quarters of 2006 and 2005 include some temporary increases, we expect that long-term consumption going forward will be about 0.85 GJs per barrel.

Production costs rose slightly to $31.76 per barrel in the first quarter of 2006 from $31.05 per barrel in the first quarter of 2005. A portion of Syncrude's long term incentive compensation is based on the market return performance of several Syncrude owners' shares/units. The resulting incentive plan valuation changes are recorded as operating cost increases or decreases at each period end. Strong return performance of the Syncrude owners' securities during the first quarter of 2006 was the main factor contributing to the $1.12 per barrel increase in the "Other and research" line of the above table. Reductions in bitumen processing and turnaround costs were offset by higher inventory draws in the first quarter of 2006 compared to the first quarter of 2005.

Non-production costs

Non-production costs in the first quarter of 2006 were $25 million, or $3.76 per barrel, compared to $12 million, or $2.15 per barrel, in the same period of 2005. As the Stage 3 project nears completion, more of the units associated with it are commissioned and handed over to operations. The ready-for-operations team, which is responsible for this process, was not fully established in the first quarter of 2005 as significant unit handovers were not scheduled until later in the year. By comparison, a large number of units under construction were handed over to operations in the first quarter of 2006. Non-production

costs consist primarily of development expenditures relating to capital programs, which are expensed, such as commissioning costs, pre-feasibility engineering, technical and support services, research and development, and regulatory and stakeholder consultation expenditures.

Depreciation, depletion and accretion expense

($ millions)	Three Months Ended March 31	
	2006	**2005**
Depreciation and depletion expense	$ 48	$ 31
Accretion expense	2	-
	$ 50	$ 31

Excluding accretion expense, depreciation and depletion ("D&D") expense for the three months ended March 31, 2006 rose by $17 million compared to the same period in 2005 as a result of a 30 per cent increase in Syncrude production volumes and a higher per barrel D&D rate.

The Trust revises its estimate of per barrel D&D expense in the first quarter of each year based on updated reserve and future development costs estimates. The effective property, plant, and equipment D&D rate in the first quarter of 2006 rose to $7.34 per barrel of production compared to $6.11 per barrel in the same period of 2005. The higher 2006 D&D rate reflects increased estimates of the Trust's future development costs as provided for in the Trust's December 31, 2005 independent reserves report, which is outlined in the Trust's Annual Information Form and can be found at www.sedar.com, or on our web site at www.cos-trust.com under investor information.

Accretion expense increased $2 million in the first quarter of 2006 compared to the same period of 2005. The increase reflects the higher asset retirement obligation ("ARO") outstanding at December 31, 2005 compared to December 31, 2004.

Foreign exchange

The 2006 and 2005 first quarter foreign exchange losses are mainly the result of revaluations of our U.S. denominated long-term debt caused by fluctuations in U.S. and Canadian exchange rates. Canadian Oil Sands recorded a $1 million unrealized foreign exchange loss in the first quarter of 2006 compared to a $6 million unrealized loss in the first quarter of 2005 as a result of these long term debt revaluations. The Canadian dollar weakened slightly from December 31, 2005 to $0.86 US/Cdn at March 31, 2006. By comparison, the dollar weakened relatively more from December 31, 2004 to $0.83 US/Cdn at March 31, 2005. The remaining foreign exchange gains and losses relate to the conversion of U.S. denominated cash, receivable, and payable balances.

Capital expenditures

Capital spending in the first quarter of 2006 decreased $51 million to $137 million from $188 million in the same period of 2005. Approximately 71 per cent of first quarter 2006 expenditures pertained to Syncrude's Stage 3 project, and with the project nearing completion, the Trust spent $39 million less on Stage 3 in the first quarter of 2006 compared to the first quarter of 2005. In addition, 2005 first quarter capital expenditures included $34 million related to the South West Quadrant Replacement ("SWQR") project, which was largely complete at the end of 2005. These reductions were partially offset by an $18 million increase in base mine maintenance capital, mainly related to haul truck replacements in the first quarter of 2006.

As at March 31, 2006 the Syncrude Joint Venture had expended most of the total $8.4 billion estimated Stage 3 project cost, which includes $0.7 billion for the Aurora 2 Mining Train completed in late 2003. Net to Canadian Oil Sands, the total cost for Stage 3 is equivalent to approximately $3.0 billion. Our annual capital expenditure forecast for 2006 is $367 million, which is approximately $433 million lower than the annual capital expenditures incurred in 2005. The decrease reflects the lower capital expenditures for the Stage 3 project and completion of the SWQR. Our capital expenditure forecast is discussed more fully in the Outlook section of this MD&A.

CHANGE IN ACCOUNTING POLICIES

As of April 25, 2006 there were no significant changes to the Trust's accounting policies from December 31, 2005.

LIQUIDITY AND CAPITAL RESOURCES

($ millions)	March 31 2006	December 31 2005
Current portion of long-term debt	$ 195	$ -
Long-term debt	$ 1,521	$ 1,737
Less: Cash and short-term investments	$ 38	$ 88
Net debt	$ 1,678	$ 1,649
Unitholders' equity	$ 3,424	$ 3,383
Total capitalization [1]	$ 5,102	$ 5,032

[1] Net debt plus unitholders' equity

Canadian Oil Sands' capital structure is essentially unchanged at March 31, 2006 compared to December 31, 2005. The $91 million of net income generated in the first quarter of 2006 was more than sufficient to cover the $50 million of distributions, net of the DRIP, paid in the quarter, leading to a small increase in Unitholder's equity. However, net debt increased slightly as cash was required to pay a portion of Stage

3 capital expenditures since funds from operations was reduced by turnaround and maintenance activity during the quarter. The result was that net debt to total capitalization at March 31, 2006 was essentially unchanged from December 31, 2005 at approximately 33 per cent. The Trust's Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan ("DRIP") generated $43 million in new equity in the first quarter of 2006.

Funds from operations in the first quarter of 2006 rose to $141 million, or $1.52 per Unit, an increase of $47 million over the same period in 2005. First quarter funds from operations were sufficient to cover the $50 million of distributions paid on February 28, 2006 net of the DRIP, and a portion of the $138 million of capital expenditures and reclamation trust contributions made during the quarter. Cash and working capital changes were used to finance the remaining capital expenditures.

The Trust's financing strategy remains unchanged with a clear focus on debt reduction towards a net debt target of about $1.2 billion. Based on our 2006 outlook, disclosed in detail later in this MD&A, we anticipate that the net debt target will be reached around the end of 2006. The Stage 3 project is essentially complete, and with the additional sales revenues from the production increase expected around mid 2006, Stage 3 should provide significant free cash flow to support our debt repayment plan.

With crude oil prices remaining robust for the first quarter of 2006, we have raised our full year 2006 outlook WTI price to average US$60 per barrel. The Trust's 2006 funds from operations is now estimated at approximately $1,033 million, a $63 million increase compared to the outlook provided at January 25, 2006. The Trust is raising its quarterly distribution by 50 per cent to $1.50 per Unit before any Unit split (or $0.30 per Unit assuming a 5:1 split on May 3, 2006). This increase maintains the schedule of achieving our net debt target around the end of 2006. While a reduction in crude oil prices or production would increase the time required to reach our net debt target, significant reductions from current oil price levels would be required to materially impact the timeline for such debt repayment.

In March 2006, Canadian Oil Sands extended its $840 million operating credit facilities. An overview of the key facilities terms can be found in Note 4 of the Notes to the Unaudited Consolidated Financial Statements.

UNITHOLDERS' CAPITAL AND UNIT TRADING ACTIVITY

Canadian Oil Sands Trust Units trade on the Toronto Stock Exchange under the symbol COS.UN. The Trust had 92.8 million Units outstanding at March 31, 2006 and, with the Unit price closing at $167.60 on that date, the market capitalization of the Trust was approximately $16 billion.

Canadian Oil Sands Trust - Trading Activity	First Quarter 2006	March 2006	February 2006	January 2006
Unit price				
High	$ 169.00	$ 169.00	$ 164.22	$ 151.45
Low	$ 127.01	$ 151.25	$ 136.41	$ 127.01
Close	$ 167.60	$ 167.60	$ 155.14	$ 151.00
Volume of Trust units traded (millions)	18.0	5.9	6.4	5.7
Weighted average Trust units outstanding (millions)	92.6	92.6	92.5	92.5

The Trust has declared a distribution of $1.50 per Unit pre-split (or $0.30 per Unit assuming a 5:1 split on May 3, 2006) in respect of the quarter ended June 30, 2006 for total distributions of approximately $139 million. The distribution will be paid on May 31, 2006 to Unitholders of record on May 8, 2006. A Unitholder distribution schedule is included in Note 7 of the Notes to the Unaudited Consolidated Financial Statements. During the Stage 3 expansion at Syncrude, we have utilized debt and equity financing to partially fund capital expenditures to the extent funds from operations was insufficient to fund the Trust's distributions, capital expenditures, mining reclamation trust contributions, and working capital changes. Such financings are disclosed as "non-acquisition financing, net" on the Unitholder distributions schedule.

Canadian Oil Sands issues Unit options ("options") as part of its long-term incentive plan for employees. There were 38,175 options granted in the first quarter of 2006 with an average exercise price of $147.72 per option and a fair value of approximately $1 million, which will be amortized into income over a three-year vesting period. Each option represents the right of the optionholder to purchase a Unit at the exercise price determined at the date of grant. The exercise price is further reduced by distributions over a threshold amount. The options vest by one-third following the date of grant for the first three years and expire seven years from the date of grant.

In addition, 6,869 performance unit rights ("PUPs") were issued in the first quarter of 2006 with a fair value of approximately $1 million. These PUPs are earned based on total unitholder return at the end of three years compared to a peer group, with the actual unit equivalents earned ranging from zero to double the target award. More detail on the PUPs is contained in the Management Proxy Circular dated March 10, 2006.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

As of March 31, 2006 there have been no significant changes to the Trust's contractual obligations or commitments from our 2005 year-end disclosure, other than reductions to the capital expenditure and various payment obligation commitments as a result of expenditures incurred in the first quarter and an estimated increase of approximately $77 million related to a new Syncrude employee retention program to be earned and paid over a three year period.

FINANCIAL RISK MANAGEMENT

Crude Oil Price Risk

As Canadian Oil Sands did not have any 2006 or 2005 crude oil price hedges, revenues were not impacted by crude oil hedging gains or losses and benefited fully from strong WTI prices. The Trust's financing risk has been declining during this period with the Stage 3 expansion approaching completion, and the Trust's balance sheet has been improving with the continuing strength in crude oil prices. Therefore, as at March 31, 2006 and based on current expectations, the Trust remains unhedged on its crude oil price exposure.

Foreign Currency Hedging

As at March 31, 2006 we had the following currency hedges outstanding:

Canadian Oil Sands Trust Exchange Hedging Activities		**2006**		**2007**
U.S. dollars hedged *($ millions)*	$	35	$	20
Average U.S. dollar exchange rate	$	0.672	$	0.692

Canadian Oil Sands' revenues in the first quarter of 2006 include foreign currency hedging gains of $7 million, or $1.07 per barrel, compared to gains of $6 million, or $1.00 per barrel, in the comparable quarter in 2005. The gains in each period reflect the stronger Canadian dollar relative to the strike rate in each of the hedge contracts. The Canadian dollar averaged $0.87 US/Cdn and $0.82 US/Cdn in the first quarter of 2006 and 2005, respectively.

Interest Rate Risk

Canadian Oil Sands' net income and funds from operations are impacted by interest rate changes based on the amount of floating rate debt outstanding. At March 31, 2006 we had $265 million of floating rate debt with maturities less than one year, comprised of $70 million drawn on our credit facilities, $20 million of floating rate medium term notes outstanding and $175 million of fixed rate debt, which was swapped into floating rate debt in January 2004. Any gains or losses related to the swaps are recognized in the period the swaps are settled as they are considered hedges for accounting purposes.

Unrecognized gains and losses

At March 31, 2006 the unrecognized gain relating to our foreign currency hedges was $17 million, and the unrecognized loss on the interest rate swaps on the $175 million of 3.95% medium term notes was $1 million. These unrecognized amounts and the fair values of the hedges are disclosed in Note 8 of the Notes to the Unaudited Consolidated Financial Statements.

FOREIGN OWNERSHIP

Based on information from the statutory declarations by Unitholders, we estimate that, as of February 6, 2006, approximately 33 per cent of our Unitholders are non-Canadian residents with the remaining 67 per cent being Canadian residents. The statutory declarations are only as of a specific record date, and therefore may still not reflect the current ownership level of the Trust's Units; however, given the limitations in the securities registration system and the lack of any process for real-time residency information to flow to the trustee and transfer agent, the Trust is of the view that statutory declarations are currently the most appropriate method of determining the residency status of its Unitholders.

Canadian Oil Sands' Trust Indenture provides that not more than 49 per cent of its Units can be held by non-Canadian residents. The Trust intends to require its Unitholders to complete statutory declarations as to their residency status each quarter to enable the Trust to monitor its level of non-Canadian resident ownership. The Trust Indenture requires all Unitholders to provide such statutory declarations when requested to do so by the trustee and transfer agent. The Trust plans to post the results of the declarations on its web site at www.cos-trust.com under investor information, frequently asked questions. This section of the web site also describes the Trust's steps for managing its non-Canadian resident ownership levels.

2006 OUTLOOK

Our outlook for 2006 Syncrude production has changed slightly from the guidance provided on January 25, 2006. We have reduced the high end of our estimate for Syncrude production by four million barrels with the current range now between 95 to 106 million barrels, or 34 to 38 million barrels net to the Trust based on our 35.49 per cent interest. The single point estimate is unchanged at 100 million barrels, or 35 million barrels net to the Trust. Production in the second quarter of 2006 is expected to average 24 million barrels, or 8.5 million barrels net to the Trust, which reflects the impact of Coker 8-3's start-up currently scheduled for May.

The low end of our 2006 production range reflects the possibility of a turnaround of Coker 8-2, which is not scheduled to occur until the second quarter of 2007. Additionally, a strong mining sector is currently resulting in a worldwide shortage of off-road tires. While the tire shortage has been identified as a production and cost risk for 2006 and 2007, Syncrude has implemented various measures aimed at reducing tire wear and damage in order to more efficiently manage their supply. Therefore, we do not expect the shortage to impact our current 2006 production outlook. The high end of our production range reflects a faster ramp up of Stage 3 volumes and sustained, reliable operations following start-up of all Stage 3 units. No significant turnaround and maintenance activity is scheduled for the remaining three quarters of 2006.

Under our current outlook, we anticipate exiting 2006 at about 90 per cent of design capacity, which is equivalent to about 315,000 barrels per day gross to Syncrude, or about 112,000 barrels per day net to the Trust. We anticipate that a period of lining out and optimization of the different operating units will be required to ramp up to full productive capacity of 128 million barrels, or 45 million barrels net to the Trust.

In addition to increased production, Stage 3 also is expected to improve product quality from SSB to SSP in 2006. We believe that this higher quality will differentiate SSP from the growing volumes of other synthetic crude in the market produced by competing projects. SSP's quality characteristics also are expected to provide a higher market price per barrel relative to SSB in the same market environment.

In the first quarter of 2006, our SSB product traded at a weighted average discount of $4.39 per barrel compared to Canadian dollar WTI. This discount was relatively large compared to average differentials realized in the last several years. We believe that a high level of planned and unplanned third party refinery outages in the quarter reduced product demand, while a pipeline reconfiguration increased light crude oil volumes available to the market. The typical markets for our product were not willing to absorb the excess volumes without pricing incentives and pipeline dynamics prevented moving the product to more distant markets for better prices. Differentials to WTI are anticipated to improve in the second quarter of 2006 as other synthetic producers perform scheduled maintenance, but additional volumes from the Syncrude project are also anticipated in the quarter. While the supply/demand equation for synthetic oil is difficult to predict and quantify, we believe that the differential to WTI will deteriorate as synthetic supply increases. We therefore have increased the average 2006 discount to WTI to $3.00 per barrel from $1.50 per barrel in our 2006 outlook.

Funds from operations in 2006 are anticipated to total $1,033 million, or $11.08 per Unit, based on an average WTI crude oil price of US$60.00 per barrel and a foreign exchange rate of $0.875 US/Cdn for the year. Revenues are estimated at approximately $2.3 billion in 2006, with operating costs of $941 million, or $26.52 per barrel, which includes $8.48 per barrel of purchased energy at an estimated $9.00/GJ natural gas price. In addition, funds from operations reflect the increase to the full 25 per cent Crown royalty rate expected to occur in the second quarter of 2006.

Per unit purchased energy consumption is expected to average approximately 0.94 GJs per barrel as a result of fluctuating production levels while the Stage 3 expansion is brought into operation. Beyond 2006 per barrel energy consumption is expected to be approximately 0.85 GJs per barrel as additional hydrogen derived from natural gas will be used to increase product quality from SSB to SSP and bitumen will be increasingly sourced from the Aurora mine. Due to Aurora's remote location, process heat from the upgrader is unavailable and the mine relies mainly on purchased natural gas for its energy needs.

The Trust's 2006 crude oil production is unhedged, and under the current financing plan we do not intend to undertake any crude oil hedging transactions. The Trust may hedge its crude oil production in the future depending on the business environment and our growth opportunities. In addition, the Trust will continue to monitor hedging opportunities to reduce operating cost exposure to rising natural gas prices, particularly during winter months when natural gas prices tend to rise relative to crude oil prices.

Based on our 2006 guidance, Canadian Oil Sands anticipates to begin paying Crown royalties at the full 25 per cent royalty rate in the second quarter of 2006, and as a result, Crown royalties are estimated at $183 million, or $5.16 per barrel in 2006. Under Alberta's generic Oil Sand Royalty, the Crown royalty is calculated as the greater of one per cent of plant gate revenue before hedging or 25 per cent of plant gate revenue before hedging, less Syncrude operating, non-production and capital costs.

Our estimate for 2006 capital expenditures increased from our guidance provided on January 25, 2006 to total $367 million with approximately $158 million directed to the Stage 3 expansion, net to Canadian Oil Sands. The cost estimate to bring the Stage 3 project into operation remains at $8.4 billion gross to Syncrude, but ancillary costs, such as final site clean-up and recently identified improvements, totalling approximately $150 million gross to Syncrude, are expected to be incurred following start up of Stage 3.

Under the Trust's 2006 outlook, we anticipate reaching our net debt target of approximately $1.2 billion around the end of 2006. The current robust price environment is strengthening the Trust's financial position, and we anticipate generating sufficient funds from operations to fund capital expenditures, distributions, and debt repayments. Once we have achieved our net debt target, unless capital investment growth opportunities exist that we believe would offer Unitholders better value, we intend to approach full payout of our free cash flow (funds from operations less capital expenditures and reclamation trust contributions).

With the reduction in capital expenditures and the expectation of achieving our net debt target around the end of 2006, Canadian Oil Sands plans to revise the DRIP terms around the fourth quarter of 2006. The premium distribution component of the DRIP and the ability to purchase units at 95 per cent of the volume weighted average price ("VWAP") will be suspended and/or amended. Subject to the receipt of all applicable regulatory approvals, the Trust plans to continue to provide Unitholders with the ability to reinvest quarterly distributions at the VWAP price. The DRIP has been an important component of the Trust's financing plan for the Stage 3 expansion. The suspended and/or amended terms may be reinstated in the future to once again provide the DRIP with a more significant role in the Trust's financing plans.

We estimate that approximately 95 per cent of the distributions pertaining to 2006 will be taxable as other income with the remainder classified as a tax-deferred return of capital. The actual taxability of the distributions will be determined and reported to Unitholders prior to the end of the first quarter of 2007.

Changes in certain factors and market conditions could potentially impact Canadian Oil Sands' outlook. The following table provides a sensitivity analysis of the key factors affecting the Trust's performance. In addition to the factors described in the table, the supply/demand equation for synthetic crude oil in the North American markets could impact the price differential for SSB/SSP relative to crude benchmarks; however, this factor is difficult to predict and quantify.

2006 Outlook Sensitivity Analysis

Variable [1]	Annual [2] Sensitivity	Funds from Operations Increase $ millions	Funds from Operations Increase $/Trust unit
Syncrude operating costs decrease	C$1.00/bbl	27	0.29
Syncrude operating costs decrease	C$50 million	13	0.14
WTI crude oil price increase	US$1.00/bbl	31	0.33
Syncrude production increase	2 million bbls	33	0.35
Canadian dollar weakening	US$0.01/C$	20	0.21
AECO natural gas price decrease	C$0.50/GJ	13	0.13

[1] An opposite change in each of these variables will result in the opposite funds from operations and net income impacts.

[2] Sensitivities assume a larger change in unrealized quarters to result in the annual impact. Variable changes apply only to unhedged positions.

More information on the Trust's outlook is provided in the April 25, 2006 guidance document, which is available on the Trust's web site at www.cos-trust.com under investor information.

CANADIAN OIL SANDS TRUST
CONSOLIDATED STATEMENTS OF INCOME AND UNITHOLDERS' EQUITY
(unaudited)
($ millions, except per unit amounts)

	Three Months Ended March 31	
	2006	**2005**
Syncrude Sweet Blend revenues	$ 482	$ 352
Transportation and marketing expense	(9)	(8)
	473	344
Expenses:		
Operating	271	206
Non-production	25	12
Crown royalties	5	3
Administration	5	3
Insurance	2	2
Interest, net (Note 5)	25	26
Depreciation, depletion and accretion	50	31
Foreign exchange loss (gain)	2	5
Large Corporations Tax and other	2	2
Future income tax expense (recovery)	(5)	(5)
	382	285
Net income for the period	$ 91	$ 59
Unitholders' equity, beginning of period	$ 3,383	$ 2,636
Net income for the period	91	59
Issue of Trust units (Note 2)	43	18
Unitholder distributions (Note 7)	(93)	(46)
Contributed surplus	-	-
Unitholders' equity, end of period	$ 3,424	$ 2,667
Weighted average Trust units	92.6	91.5
Trust units, end of period	92.8	91.7
Net income per Trust unit		
Basic	$ 0.98	$ 0.64
Diluted	$ 0.98	$ 0.64

CANADIAN OIL SANDS TRUST
CONSOLIDATED BALANCE SHEETS
(unaudited)
($ millions)

	March 31 2006	December 31 2005
ASSETS		
Current assets:		
Cash and short-term investments	$ 38	$ 88
Accounts receivable	160	197
Inventories	80	87
Prepaid expenses	1	3
	279	375
Capital assets, net	5,591	5,502
Other assets		
Reclamation trust	26	25
Deferred financing charges, net and other	21	23
	47	48
	$ 5,917	$ 5,925
LIABILITIES AND UNITHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and accrued liabilities	$ 255	$ 281
Current portion of long-term debt	195	-
Current portion of employee future benefits	10	10
	460	291
Employee future benefits and other liabilities	94	93
Long-term debt	1,521	1,737
Asset retirement obligation (Note 6)	148	148
Deferred currency hedging gains	36	34
Future income taxes	234	239
	2,493	2,542
Unitholders' equity	3,424	3,383
	$ 5,917	$ 5,925

CANADIAN OIL SANDS TRUST
CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)
($ millions)

	Three Months Ended March 31	
	2006	**2005**
Cash provided by (used in):		
Operating activities		
Net income	$ 91	$ 59
Items not requiring outlay of cash:		
Depreciation, depletion and accretion	50	31
Amortization	1	1
Foreign exchange on long-term debt	1	6
Future income tax expense (recovery)	(5)	(5)
Other	1	1
Net change in deferred items	2	1
Funds from operations	141	94
Change in non-cash working capital	46	12
	187	106
Financing activities		
Net drawdown (repayment) of bank credit facilities	(22)	126
Unitholder distributions (Note 7)	(93)	(46)
Issuance of Trust units (Note 2)	43	18
	(72)	98
Investing activities		
Capital expenditures	(137)	(188)
Reclamation trust	(1)	(1)
Change in non-cash working capital	(27)	(1)
	(165)	(190)
Increase (decrease) in cash	(50)	14
Cash at beginning of period	88	18
Cash at end of period	$ 38	$ 32
Supplemental Information		
Large Corporations Tax and income tax paid	$ 3	$ 3
Interest charges paid	$ 33	$ 34

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2006
(Tabular amounts expressed in millions of Canadian dollars, except where otherwise noted.)

1) ACCOUNTING POLICIES

The interim consolidated financial statements include the accounts of Canadian Oil Sands Trust and its subsidiaries (collectively, the "Trust" or "Canadian Oil Sands"), and are presented in accordance with Canadian generally accepted accounting principles. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the year ended December 31, 2005. The disclosures provided below are incremental to those included with the annual consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Trust's annual report for the year ended December 31, 2005.

2) UNITHOLDERS' EQUITY

In the three months ended March 31, 2006 approximately 0.3 million Units were issued for proceeds of $43 million related to the exercise of options and the Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan ("DRIP") with respect to the distributions paid on February 28, 2006.

The following table summarizes Units that have been issued:

Date	Net Proceeds per Unit	Number of Units	Net Proceeds
Balance, January 1, 2006		92.5	$ 2,010
Option exercises	$ 35.68	-	$ 1
February 28, 2006 (DRIP)	$ 140.69	0.3	$ 42
Balance, December 31, 2006		92.8	$ 2,053

3) EMPLOYEE FUTURE BENEFITS

Syncrude Canada Ltd. ("Syncrude Canada"), the operator of the Syncrude Joint Venture, has a defined benefit and two defined contribution plans providing pension benefits and other retirement and post-employment benefits plans covering most of its employees. Post-employment benefits include certain health care and life insurance benefits for retirees, their beneficiaries and covered dependents.

Canadian Oil Sands accrues its obligations as a joint venture owner in respect of Syncrude Canada's employee benefit plans and the related costs, net of plan assets. The cost of employee pension and other retirement benefits is actuarially determined using the projected benefit method based on length of service and reflects Canadian Oil Sands' best estimate of the expected performance of the plan investment, salary escalation factors, retirement ages of employees and future health care costs. The expected return on plan assets is based on the fair value of those assets. Past service costs from plan amendments are amortized on a straight-line basis over the estimated average remaining service life of active employees ("EARSL") at the date of amendment. The excess of any net actuarial gain or loss exceeding 10 per cent of the greater of the benefit obligation and fair value of the plan assets is amortized over the EARSL.

Canadian Oil Sands' share of Syncrude Canada's net defined benefit and contribution plans expense for the three months ended March 31, 2006 and 2005, which is recorded in operating expense, is as follows:

($ millions)	Three Months Ended March 31			
	2006		2005	
Defined benefit plans				
Pension benefits	$	7	$	6
Other benefit plans		1		1
	$	8	$	7
Defined contribution plan		-		1
Total Benefit cost	$	8	$	8

4) BANK CREDIT FACILITIES

($ millions)	Credit facility	
Extendible revolving term facility (a)	$	40
Line of credit (b)		35
Operating credit facility (c)		800
	$	875

a) The $40 million extendible revolving term facility is a 364-day facility with a one year term out, expiring April 25, 2007. This facility may be extended on an annual basis with the agreement of the bank. Amounts borrowed through this facility bear interest at a floating rate based on bankers' acceptances plus a credit spread, while any unused amounts are subject to standby fees.

b) The $35 million line of credit is a one year revolving letter of credit facility. Letters of credit drawn on the facility mature April 30th each year and are automatically renewed, unless notification to cancel is provided by Canadian Oil Sands or the financial institution providing the facility at least 60 days prior to expiry. Letters of credit on this facility bear interest at a credit spread.

Letters of credit of approximately $42 million have been written against the extendible revolving term facility and line of credit.

c) The $800 million operating facility is a five year facility, expiring April 27, 2011. Amounts borrowed through this facility bear interest at a floating rate based on bankers' acceptances plus a credit spread, while any unused amounts are subject to standby fees.

d) Each of the Trust's credit facilities is unsecured. These credit agreements contain typical covenants relating to the restriction on Canadian Oil Sands' ability to sell all or substantially all of its assets or to change the nature of its business. In addition, Canadian Oil Sands has agreed to maintain its total debt-to-total book capitalization at an amount less than 0.6 to 1.0, or 0.65 to 1.0 in certain circumstances involving acquisitions.

5) INTEREST, NET

($ millions)	Three Months Ended March 31	
	2006	2005
Interest expense	$ 26	$ 26
Interest income and other	(1)	-
Interest expense, net	$ 25	$ 26

6) ASSET RETIREMENT OBLIGATION ("ARO")

($ millions)	Three Months Ended March 31	
	2006	2005
Asset retirement obligation, beginning of period	$ 148	$ 44
Liabilities settled	(2)	(1)
Accretion expense	2	-
Asset retirement obligation increases	-	-
Asset retirement obligation, end of period	$ 148	$ 43

The Trust and each of the other Syncrude owners are liable for their share of ongoing environmental obligations for the ultimate reclamation of the Syncrude Joint Venture and the ARO represents the present value estimate of Canadian Oil Sands' share of the cost to reclaim the mines. The timing and amount of reclamation expenditures related to Syncrude's upgrader facilities and sulphur blocks cannot presently be determined. Consequently, the ARO relating to the upgrader facilities and the sulphur blocks will be recognized in the year in which the settlement amounts and dates can be reasonably estimated.

7) UNITHOLDER DISTRIBUTIONS

This statement is provided to assist Unitholders in reconciling funds from operations to Unitholder distributions.

Pursuant to Section 5.1 of the Trust Indenture, the Trust is required to distribute all the income received or receivable by the Trust in a quarter less expenses and any other amounts required by law or under the terms of the Trust Indenture. The amount of income that the Trust receives by way of royalty from its subsidiaries has discretionary amounts relating to funds required or expected to be required for capital and operational matters, all as more particularly set out in the annual information form dated March 15, 2006 under the heading Distributable Income.

In 2005, distributions were paid to Unitholders on the last business day of the second month following the quarter and were recorded as payable at each quarter end even though they were not declared. Commencing in the fourth quarter of 2005, distributions are recorded in the quarter declared and paid. The change in recording Unitholder distributions has no impact on the ultimate distributions declared and paid to the Unitholders or to the timing of such payments nor does it impact Canadian Oil Sands' net income or funds from operations.

CANADIAN OIL SANDS TRUST
CONSOLIDATED STATEMENTS OF UNITHOLDER DISTRIBUTIONS
(unaudited)
($ millions, except per unit amounts)

	Three Months Ended March 31			
	2006		2005	
Funds from operations	$	141	$	94
Add (Deduct):				
Capital expenditures		(137)		(188)
Non-acquisition financing, net [1]		71		130
Change in non-cash working capital		19		11
Reclamation trust funding		(1)		(1)
Unitholder distributions	$	93	$	46
Unitholder distributions per Trust unit	**$**	**1.00**	**$**	**0.50**

[1] *Represents financing to fund the Trust's share of Syncrude's Stage 3 expansion and is a discretionary item.*

8) HEDGING INSTRUMENTS

Unrecognized gains (losses) and the fair values of Canadian Oil Sands' hedging instruments at March 31, 2006 are as follows:

($ millions)	Unrecognized gains (losses)		Fair value	
Currency exchange contracts	$	17	$	17
3.95% Interest rate swap contracts	$	(1)	$	(1)
	$	16	$	16

9) SUBSEQUENT EVENTS

On April 10, 2006 the Alberta government substantively enacted a decrease of 1.5 per cent to the provincial corporate tax rate, resulting in a new tax rate of 10 per cent. The impact to Canadian Oil Sands of this rate decrease is an estimated future income tax recovery of approximately $9 million, which will be recorded in the Trust's second quarter 2006 financial statements.

Canadian Oil Sands Limited
Marcel Coutu
President & Chief Executive Officer

Units Listed – Symbol: COS.UN
Toronto Stock Exchange

For further information:
Siren Fisekci
Director, Investor Relations
(403) 218-6228

Canadian Oil Sands Trust
2500 First Canadian Centre
350 – 7 Avenue S.W.
Calgary, Alberta T2P 3N9
Ph: (403) 218-6200
Fax: (403) 218-6201

investor_relations@cos-trust.com

web site: www.cos-trust.com

Canadian Oil Sands

NEWS RELEASE
For immediate release

Canadian Oil Sands' Unitholders approve 5:1 Unit Split

Calgary, April 26, 2006 (TSX – COS.UN) – Canadian Oil Sands Trust (the "Trust" or "Canadian Oil Sands") announced that yesterday Unitholders of the Trust have approved the five-for-one Unit split. Unitholders of record on May 3, 2006 will receive four additional Units for each Unit held on that date. Pursuant to the rules of the Toronto Stock Exchange, Units will commence trading on a post-split basis on May 1, 2006.

Unitholders of record on May 8, 2006 are entitled to a distribution of $0.30 per Unit, payable on May 31, 2006, based on the 5:1 Unit split. This distribution amount is equivalent to $1.50 per Unit on a pre-split basis. Canadian Oil Sands' Board of Directors yesterday approved an increase in the quarterly distribution from its previous level of $1.00 per Unit pre-split.

Further information on the Unit split is available on our website at www.cos-trust.com under FAQs, or in the Trust's Management Proxy Circular dated March 10, 2006.

Canadian Oil Sands Trust is an open-ended investment trust that generates income from its indirect 35.49 per cent working interest in the Syncrude Joint Venture. As at April 25, 2006, the Trust had approximately 92.8 million units outstanding, which trade on the Toronto Stock Exchange under the symbol COS.UN. The Trust is managed by Canadian Oil Sands Limited.

-30-

Canadian Oil Sands Limited
Marcel Coutu
President & Chief Executive Officer

Units Listed – Symbol: COS.UN
Toronto Stock Exchange

For further information:

Siren Fisekci
Director, Investor Relations:
(403) 218-6228
investor_relations@cos-trust.com

Web site: www.cos-trust.com

DATED AS OF THE 26TH DAY OF APRIL, 2006

CANADIAN OIL SANDS TRUST
(formerly known as Athabasca Oil Sands Trust)

FIFTH AMENDED AND RESTATED TRUST INDENTURE

CANADIAN OIL SANDS TRUST

<u>FIFTH AMENDED AND RESTATED TRUST INDENTURE</u>

TABLE OF CONTENTS

ARTICLE 1
INTERPRETATION

ARTICLE 2
DECLARATION OF TRUST

ARTICLE 3
ISSUE AND SALE OF TRUST UNITS

ARTICLE 4
INVESTMENTS OF TRUST FUND

ARTICLE 5
DISTRIBUTIONS

ARTICLE 6
APPOINTMENT, RESIGNATION AND REMOVAL OF TRUSTEE

ARTICLE 7
CONCERNING THE TRUSTEE

ARTICLE 8
MANAGEMENT OF THE TRUST

ARTICLE 9
AMENDMENT

ARTICLE 10
MEETINGS OF UNITHOLDERS

ARTICLE 11
CERTIFICATES, REGISTRATION AND TRANSFER OF TRUST UNITS

ARTICLE 12
TERMINATION

ARTICLE 13
SUPPLEMENTAL INDENTURES

ARTICLE 14
NOTICES TO UNITHOLDERS

ARTICLE 15
AUDITORS

ARTICLE 16
ACCOUNTS, RECORDS AND FINANCIAL STATEMENTS

ARTICLE 17
REDEMPTION OF TRUST UNITS

ARTICLE 18
MISCELLANEOUS

CANADIAN OIL SANDS TRUST

TRUST INDENTURE

THIS FIFTH AMENDED AND RESTATED TRUST INDENTURE is made as of the 26th day of April, 2006,

BETWEEN:

COMPUTERSHARE TRUST COMPANY OF CANADA, successor in interest to Montreal Trust Company of Canada, a trust company incorporated under the laws of Canada, with offices in the City of Calgary, in the Province of Alberta

OF THE FIRST PART

and

CANADIAN OIL SANDS LIMITED, a body corporate incorporated under the laws of the Province of Alberta, with offices in the City of Calgary, in the Province of Alberta

OF THE SECOND PART

WHEREAS the Settlor, Montreal Trust Company of Canada and AOSII entered into that certain Trust Indenture dated as of October 5, 1995 (the "Original Trust Indenture") for the purpose of settling and constituting the Trust;

AND WHEREAS pursuant to the Original Trust Indenture, Montreal Trust Company of Canada agreed to hold the Settled Amount and all amounts and other property subsequently received thereunder in trust in accordance with the provisions thereof;

AND WHEREAS pursuant to the Original Trust Indenture, the beneficiaries of the Trust are the holders of Trust Units, each of which Trust Units ranks equally in all respects with every other Trust Unit;

AND WHEREAS pursuant to the Original Trust Indenture, the net proceeds of the first Offering thereof were used to acquire the AOST Royalty;

AND WHEREAS pursuant to the Original Trust Indenture, it was intended that the Trust qualify as a "unit trust" and as a "mutual fund trust" under the provisions of paragraph 108(2)(b) and subsection 132(6) of the Income Tax Act;

AND WHEREAS Computershare Trust Company of Canada, referred herein as the Trustee, acquired the corporate trust business of Montreal Trust Company of Canada and Montreal Trust Company of Canada assigned all of its rights and duties under this Indenture and under any ancillary agreements executed in connection herewith to Computershare Trust Company of Canada;

AND WHEREAS pursuant to the Merger, the Trust acquired the common shares of COSII and a royalty on the COSII Working Interest and changed its name from "Athabasca Oil Sands Trust" to "Canadian Oil Sands Trust";

AND WHEREAS on July 27, 2001, COSL was incorporated as a wholly-owned subsidiary of the Trust and thereafter acquired all of the issued and outstanding common shares of each of COSII and AOSII;

AND WHEREAS the Original Trust Indenture has been amended by the First Amending Agreement, the Second Amending Agreement, the Third Amending Agreement and the Distribution Date Amendment and has been supplemented by the First Supplement;

AND WHEREAS, although the Unitholders approved further amendments to the Original Trust Indenture at an annual and special meeting of Unitholders on April 25, 2002, the Manager did not proceed in full with the Unit Option and Distribution Equivalent Plan and did not proceed with the Senior Employee Unit Purchase Plan as described in the Management Proxy Circular dated March 8, 2002, and therefore, the consequential amendments to the Original Trust Indenture described therein were not required;

AND WHEREAS COSL, COSII and AOSII, each subsidiaries of the Trust, amalgamated pursuant to section 184(1) of the *Business Corporations Act* (Alberta) effective January 1, 2003 (the "Amalgamation"), with COSL being the only Manager of the Trust and owning both the AOSII Working Interest and the COSII Working Interest;

AND WHEREAS the Unitholders approved amendments to the Original Trust Indenture at an annual and special meeting on April 22, 2003 (the "2003 Meeting");

AND WHEREAS the Trust completed the acquisition of the EnCana Working Interest in 2003 (the "Acquisition") and now holds, through COSL, the AOSII Working Interest, the COSII Working Interest and the EnCana Working Interest;

AND WHEREAS the Unitholders ratified the amendments approved at the 2003 Meeting and approved further amendments to the Original Trust Indenture at an annual and special meeting of Unitholders on April 25, 2005 (the "2005 Meeting");

AND WHEREAS the parties hereto entered into an amended and restated indenture dated as of June 1, 2005, to amend and restate the Original Trust Indenture taking into account the First Amending Agreement, the Second Amending Agreement, the Third Amending Agreement, the First Supplement, the Distribution Date Amendment, the Merger, the Amalgamation, the Acquisition and certain other amendments approved by the Unitholders at the 2003 Meeting and the 2005 Meeting;

AND WHEREAS the parties hereto entered into an amended and restated indenture dated as of June 1, 2005 (the "June Indenture") to amend and restate the Original Trust Indenture taking into account the First Amending Agreement, the Second Amending Agreement, the Third Amending Agreement, the First Supplement, the Distribution Date Amendment, the Merger, the Amalgamation, the Acquisition and certain amendments approved by the Unitholders at the 2003 Meeting and the 2005 Meeting;

AND WHEREAS the parties hereto further entered into an amended and restated indenture as of the 20th day of December 2005 (the "Prior Indenture") so as to clarify certain matters and to provide additional protection or added benefits to unitholders in that they will receive and be taxable on Distributions in the year in which the Distributions are actually received;

AND WHEREAS the Unitholders approved further amendments to the Original Trust Indenture at an annual and special meeting on April 25, 2006 (the "2006 Meeting");

AND WHEREAS the parties hereto have agreed to enter into this amended and restated indenture as of April 26, 2006 to further amend and restate the Prior Indenture taking into account certain additional amendments ratified and approved by the Unitholders at the 2005 Meeting but not incorporated into the Prior Indenture as well as the amendments approved at the 2006 Meeting;

NOW, THEREFORE, THIS INDENTURE WITNESSETH that, in consideration of the premises and the mutual and respective covenants and agreements contained herein, the Trustee declares, and covenants and agrees with and in favour of the holders from time to time of the Trust Units, as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Indenture including the recitals and schedules hereto, and in the Trust Unit Certificates, unless the context otherwise requires, the following terms shall have the following meanings:

(a) "**Affiliate**" means, with respect to a person, any corporation or other person that, directly or indirectly, controls, is controlled by, or is under common control with such person, for which purpose "control" means, in the case of a corporation, the right to exercise more than 50% of the voting rights in the appointment of the directors of the corporation and, in the case of another person, the ability to determine material decisions of such other person;

(b) "**AOSII**" means Athabasca Oil Sands Investments Inc., a predecessor to COSL;

(c) "**AOSII Working Interest**" means the 11.74% working interest in the Syncrude Project that was acquired by AOSII from the Province of Alberta in 1995;

(d) "**AOST**" means Athabasca Oil Sands Trust, now known as Canadian Oil Sands Trust;

(e) "**Auditors**" means PricewaterhouseCoopers LLP, Chartered Accountants, or such other firm of chartered accountants as may be appointed as auditor or auditors of the Trust, by or in accordance with Article 15;

(f) "**Business Day**" means a day other than a Saturday, Sunday or other day that is a statutory holiday or municipal holiday in Calgary, Alberta or on which the principal chartered banks located in Calgary, Alberta are not open for business;

(g) "**Cash Redemption Price**" has the meaning set forth in Section 17.3 hereof;

(h) "**Common Shares**" means the common shares in the capital of COSL and any other Working Interest Owner;

(i) "**COSII**" means Canadian Oil Sands Investments Inc., a predecessor to COSL;

(j) "**COSII Working Interest**" means the 10.0% working interest in the Syncrude Project that was acquired by COSII from PanCanadian Petroleum Limited in 1996;

(k) "**COSL**" means Canadian Oil Sands Limited or its successor or successors from time to time;

(l) "**Counsel**" means a law firm reasonably acceptable to the Trustee;

(m) "**Date of Closing**" means the date on which an issue of Trust Units to the public pursuant to an Offering is completed;

(n) "**Distributable Income**" has the meaning set forth in Section 5.1 hereof;

(o) "**Distribution Date Amendment**" means the amendment to the Original Trust Indenture, as previously amended, made effective as of December 10, 2001 pursuant to Section 5.2 of this Trust Indenture;

(p) "**EnCana Working Interest**" means the 13.75% working interest in the Syncrude Project that was acquired from EnCana Corporation in 2003;

(q) "**EUB**" means the Alberta Energy and Utilities Board;

(r) "**Exchangeable Security**" means a unit, share or other security (including a debt security) issued by the Trust or an Affiliate of the Trust, which is convertible into, exchangeable for, or carries the right of the holder to purchase or otherwise acquire (or of the issuer of such security to cause the purchase or acquisition of) Trust Units(s) or unit(s), share(s) or other security(ies) (including a debt security), issued by the Trust or an Affiliate of the Trust, which are convertible into, exchangeable for, or carry the right of the holder to purchase or otherwise acquire (or of the issuer of such security to cause the purchase or acquisition of) Trust Unit(s);

(s) "**First Amending Agreement**" means an agreement amending the Original Trust Indenture made as of May 21, 1997;

(t) "**First Supplement**" means the first supplemental indenture of the Trust dated August 7, 2001;

(u) "**In Specie Distributed Interest**" has the meaning set forth in Section 17.6 hereof;

(v) "**In Specie Redemption Price**" has the meaning set forth in Section 17.6 hereof;

(w) "**Income Tax Act**" has the meaning set forth in Section 1.3 hereof;

(x) "**Issue Expenses**" means all expenses of an Offering payable by the Trust including legal fees, accounting fees and printing expenses and all other fees and expenses which may be described, whether generally or specifically, in any Offering Document relating to the particular Offering, but excluding Underwriters' Fees and Trust Expenses;

(y) "**Lender**" means the lender or lenders (or any of its or their Affiliates) providing one or more credit or debt facilities, hedging or swap facilities or any other ancillary facilities to the Trust, the Working Interest Owner or any other Affiliate of the Trust in respect of the ownership and operation of its assets, business and affairs;

(z) "**Management Agreement**" means the Management Agreement between the Trust and COSL, as the successor of AOSII and COSII, as the same may be amended from time to time, and includes any subsequent agreement between the Trustee and a manager whereby the manager is engaged to provide certain services in connection with the management and administration of the Trust or the Trust Royalty, as set forth herein and therein;

(aa) "**Manager**" means COSL, in its capacity as manager of the Trust pursuant to the Management Agreement or its successor as manager of the Trust from time to time;

(bb) "**Marketing Agreement**" means the marketing agreement between COSL as the successor of AOSII and COSII, and an affiliate of EnCana Corporation (collectively, "EnCana"), the successor of PanCanadian Petroleum Limited, dated as of July 5, 2001 pursuant to which EnCana has agreed to provide certain marketing services to COSL, as amended or replaced from time to time either with EnCana or another party or as part of the Manager's services;

(cc) "**Material Contracts**" means this Trust Indenture, the Management Agreement, the Royalty Agreement, each as amended and replaced from time to time, and any Underwriting Agreement;

(dd) "**Merger**" means the merger of AOST with Canadian Oil Sands Trust to form Canadian Oil Sands Trust on the terms and conditions set forth in the Business Combination Agreement dated May 11, 2001;

(ee) "**Net Proceeds**" means the proceeds of an Offering after deduction of Underwriters' Fees and Issue Expenses;

(ff) "**Non-Resident**" means a person that is not a Resident;

(gg) "**Offering**" means an offering of Trust Units or Exchangeable Securities on a public or private basis pursuant to Offering Documents in Canada or elsewhere;

(hh) "**Offering Documents**" means any one or more of a prospectus, information memorandum, private placement memorandum, take-over bid circular, rights offering circular, proxy circular, purchase and sale agreement and similar public or private offering document, or any understanding, commitment or agreement to issue or offer Trust Units or Exchangeable Securities used for an Offering;

(ii) "**Oil Sands Interests**" means interests of any nature and kind in and to, or related, connected or ancillary to, oil sands and the exploration for, and production, extraction, transporting, upgrading, refining and marketing of oil sands, crude bitumen, derivatives of crude bitumen and other related petroleum products, including, without limitation:

(i) the Oil Sands Leases and other license and leases to produce oil sands;

(ii) interests in the Syncrude Project;

(iii) assets and facilities of any kind used in connection with or ancillary to the foregoing, including, without limitation:

(A) assets and facilities used in production and extraction operations, whether mining or in situ operations and including steam assisted gravity drainage and other thermal and non-thermal recovery operations;

(B) pipeline and transportation facilities;

(C) electricity or power generating assets; and

(D) upgrading and refining facilities;

(jj) "**Oil Sands Leases**" means Government of Alberta Oil Sands Leases Nos. 7597050T10, 759730T12, 7279120T17, 7280040T22, 7280090T29, 7280090T30, 7280100T31 and 7280110T34 and all leases and other documents of title issued in renewal or extension thereof or in substitution therefor and all amendments thereto together with all other oil sands leases interests which are owned by COSL or acquired by the Working Interest Owner, from time to time, through its participation in the Syncrude Project or otherwise;

(kk) "**Ordinary Course Business Decisions**" means, in relation to any In Specie Distributed Interest which constitutes an undivided interest in a royalty in which the Trustee also has an undivided interest, all decisions associated with the management, administration and operation of such royalty, other than any decision to transfer, mortgage, encumber or dispose of such In Specie Distributed Interest;

(ll) "**Ordinary Resolution**" means a resolution approved at a meeting of Unitholders by more than 50% of the votes cast in respect of the resolution by or on behalf of Unitholders present in person or represented by proxy at the meeting;

(mm) "**outstanding**", in relation to Trust Units, has the meaning attributed thereto in Section 1.2 hereof;

(nn) "**person**" means an individual, corporation, company, partnership, association or trust;

(oo) "**Quarterly Distribution Dates**" has the meaning set forth in Section 5.1 hereof;

(pp) "**Prior Indenture**" means the fourth amended and restated trust indenture dated as of December 20, 2005 between the Trustee and COSL;

(qq) "**Pro Rata Share**" of any particular amount in respect of a Unitholder at any time shall be the product obtained by multiplying the number of Trust Units that are owned of record by that Unitholder at that time by the amount obtained when the particular amount is divided by the total number of all Trust Units that are issued and outstanding at that time;

(rr) "**Resident**" means a person who is not a non-resident of Canada for purposes of the Income Tax Act and a partnership that is a Canadian partnership for purposes of the Income Tax Act;

(ss) "**Royalty Agreement**" means the agreement between the Trust and COSL made effective December 31, 2004 regarding the Trust Royalty, as such agreement may be amended or supplemented from time to time;

(tt) "**Second Amending Agreement**" means an agreement to further amend the Original Trust Indenture, as previously amended, made as of December 24, 1999;

(uu) "**Security Interest**" has the meaning set forth in Section 17.3 hereof;

(vv) "**Settled Amount**" means the amount of one hundred dollars in lawful money of Canada paid by the Settlor to Montreal Trust Company of Canada, as trustee of the Trust, for the purpose of settling the Trust;

(ww) "**Settlor**" means RBC Dominion Securities Inc.;

(xx) "**Short Term Investments**" means (i) interest bearing accounts of certain financial institutions, including Canadian chartered banks and the Trustee, (ii) obligations issued or guaranteed by the Government of Canada or any province of Canada or any agency or instrumentality thereof, (iii) term deposits, guaranteed investment certificates, certificates of deposit or bankers' acceptances of or guaranteed or accepted by any Canadian chartered bank or other financial institution (including the Trustee and any Affiliate or the Trustee) the short-term debt or deposits of which have been rated at least A1 or the equivalent thereof by Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc. or any successor thereof, or at least P1 or the equivalent thereof by Moody's Investor Service, Inc. or any successor thereof or which have been rated at least A1 by CBRS Inc. or any successor thereof or at least R1 by Dominion Bond Rating Service Limited or any successor thereof, and (iv) commercial paper rated at least A1 or the equivalent by CBRS Inc. or any successor thereof and R1 (high) by Dominion Bond Rating Service Limited or any successor thereof, in each case maturing within 180 days after the date of acquisition.

(yy) "**Special Distribution**" means the special cash distribution paid to unitholders of AOST of record on July 4, 2001 in the amount of $0.50 per Trust Unit;

(zz) "**Special Resolution**" has the meaning set forth in Section 10.8 hereof;

(aaa) "**Subsequent Investments**" has the meaning set forth in Section 4.1 hereof;

(bbb) "**Subsidiary**" means, with respect to a person, a corporation or other person controlled, directly or indirectly, by that person, for which purpose "control" has the meaning given in the definition of "Affiliate";

(ccc) "**Syncrude Project**" means (a) the scheme for recovery of oil sands, crude bitumen or products derived therefrom originally approved in Approval No. 1920 of the Energy Resources Conservation Board of Alberta and concurrently approved in Approval Nos. 8573 and 8250, as issued by the EUB, as such scheme may be amended or superseded from time to time, (b) all property now owned or hereafter acquired or developed by the owners participating from time to time in such scheme or by Syncrude Canada Ltd. on their behalf in connection with such scheme, (c) the oil sands leases and (d) any other scheme or schemes implemented for the purpose of recovering oil sands, crude bitumen or products derived from those oil sands leases related to such scheme or schemes and all property acquired or developed in connection with such scheme or schemes;

(ddd) "**Third Amending Agreement**" means an agreement to further amend the Original Trust Indenture, as previously amended, made as of July 5, 2001;

(eee) "**Transfer Agent**" means the Trustee, its successors or assigns, in its capacity as transfer agent for the Trust Units, or such other company as may from time to time be appointed by the Trustee to act as transfer agent for the Trust Units together, in either such case, with any subtransfer agent duly appointed by the transfer agent;

(fff) "**Trust**" refers to the trust relationship between the Trustee and the Unitholders with respect to the Trust, upon the terms and conditions set out herein from time to time and, if the context requires, may also refer to the Trust Fund;

(ggg) "**Trust Expenses**" means all expenses incurred by the Trustee, the Manager or any third party, in each case for the account of the Trust, in connection with this Indenture, the establishment and ongoing management of the Trust and the ongoing administration of the Trust Units, including without limitation those amounts payable to the Trustee under Sections 7.7 and 7.8, and all amounts payable to the Manager under the Management Agreement or other agreements with the Manager;

(hhh) "**Trust Fund**", at any time, shall mean all monies, properties and assets as are at such time held by the Trust or by the Trustee on behalf of the Trust:

(i) the Settled Amount;

(ii) the securities of the Working Interest Owner, including, without limitation, the Common Shares;

(iii) all funds realized by the Trust from the sale of Trust Units or Exchangeable Securities;

(iv) any Short Term Investments in which funds may from time to time be invested;

(v) the Trust Royalty or any other royalty held by the Trust and all rights in respect of and income generated from such royalties;

(vi) any Subsequent Investment and all rights in respect of and income generated from such investments;

(vii) any proceeds of disposition of any of the foregoing property including, without limitation, the Trust Royalty or any other royalty; and

(viii) all income, interest, profit, gains and accretions and additional assets, rights and benefits of any kind or nature whatsoever arising directly or indirectly from or in connection with or accruing to such foregoing property or such proceeds of disposition;

(iii) "**Trust Royalty**" means the royalty payable on the Working Interest and any additional working interests in the Syncrude Project subsequently acquired by the Working Interest Owner pursuant to the Royalty Agreement;

(jjj) "**Trust Unit Certificate**" means the definitive certificate evidencing one or more Trust Units;

(kkk) "**Trust Units**" means the Trust Units of the Trust created, issued and certified hereunder and for the time being outstanding and entitled to the benefits hereof;

(lll) "**Trustee**" means the party of the First Part hereunder or its successor or successors or permitted assigns for the time being as trustee hereunder;

(mmm) "**Underwriters' Fees**" means the amount so designated in an underwriting agreement;

(nnn) "**Underwriting Agreement**" means any underwriting, agency or similar agreement entered into by the Trustee and investment dealers, and such other persons, including the Manager, as may be party thereto, relating to an Offering;

(ooo) "**Unitholders**" means the holders from time to time of one or more Trust Units;

(ppp) "**Working Interest**" means, collectively, the AOSII Working Interest, the COSII Working Interest and the EnCana Working Interest and other working interests in Oil Sands Interests acquired, directly or indirectly, by the Trust;

(qqq) "**Working Interest Owner**" means the owner of the Working Interest, being COSL as of the date hereof; and

(rrr) "**year**" means a calendar year.

1.2 Meaning of "Outstanding"

Every Trust Unit created, issued, certified and delivered hereunder shall be deemed to be outstanding until it shall be cancelled or delivered to the Trustee for cancellation provided that:

(a) when a new Trust Unit Certificate has been issued in substitution for a Trust Unit Certificate which has been lost, stolen or destroyed, only one of such Trust Unit Certificates shall be counted for the purpose of determining the number of Trust Units outstanding; and

(b) for the purposes of any provision of this Indenture entitling holders of outstanding Trust Units to vote, sign consents, requisitions or other instruments or take any other action under this Indenture, Trust Units owned directly or indirectly, legally or equitably, by the Manager or any affiliate thereof shall be disregarded except that for the purpose of determining whether the Trustee shall be protected in relying on any such vote, consent, requisition or other instrument or action only the Trust Units which the Trustee knows are so owned shall be so disregarded.

1.3 Income Tax Act

In this Indenture, any reference to the Income Tax Act shall refer to the Income Tax Act, Revised Statutes of Canada 1985, Chapter 1 (5th Supplement) and the Income Tax Regulations and Income Tax Application Rules, as amended from time to time applicable with respect thereto. Any reference herein to a particular provision of the Income Tax Act shall include a reference to that provision as it may be renumbered or amended from time to time. Where there are proposals for amendments to the Income Tax Act which have not been enacted into law or proclaimed into force on or before the date on which such proposals are to become effective, the Trustee may take such proposals into consideration and apply the provisions hereof as if such proposals had been enacted into law and proclaimed into force.

1.4 Headings

The division of this Indenture into Articles and Sections, subsections, clauses, subclauses and paragraphs and the provision of headings is for convenience of reference only and shall not affect the construction or interpretation of this Indenture.

1.5 Construction of Terms

Words importing the singular number only shall include the plural, and vice versa, and words importing gender shall include the masculine, feminine and neuter genders.

References in this Indenture to "this Trust Indenture", "this Indenture", "hereto", "herein", "hereof", "hereby", "hereunder" and similar expressions shall be deemed to refer to this instrument and not to any particular Article, Section or portion hereof, and include any and every instrument supplemental or ancillary hereto or in implementation hereof.

1.6 References to Acts Performed by Trust

Any reference in this Indenture to an act to be performed by the Trust shall be construed and applied for all purposes as if it referred to an act to be performed by the Trustee on behalf of the Trust or, to the extent applicable, by the Manager on behalf of the Trust and where reference is made in this Indenture to actions, rights or obligations of the Trustee, such reference shall be construed and applied for all purposes to refer to actions, rights or obligations of the Trustee in its capacity as Trustee of the Trust, and not in its other capacities, unless the context otherwise requires.

ARTICLE 2
DECLARATION OF TRUST

2.1 Settlement of Trust

The Settlor paid the Settled Amount to Montreal Trust Company of Canada pursuant to the Original Trust Indenture for the purpose of creating and settling the Trust.

2.2 Declaration of Trust

The Trustee hereby agrees to act as Trustee and declares and agrees to hold the Trust Fund in trust for the use and benefit of the Unitholders, their permitted assigns and personal representatives upon the trusts and subject to the terms and conditions hereinafter declared and set forth.

2.3 Name

The Trust, formerly known as Athabasca Oil Sands Trust, shall be known and designated as "Canadian Oil Sands Trust" from and after July 5, 2001 and, whenever lawful and convenient, the affairs of the Trust shall be conducted and transacted under that name. If the Trustee determines that the use of the name "Canadian Oil Sands Trust" is not practicable, legal or convenient, it may use such other designation or it may adopt such other name for the Trust as it deems appropriate and the Trust may hold property and conduct its activities under such other designation or name.

2.4 Nature of the Trust

The Trust is an open ended unincorporated investment trust, established for the purpose of purchasing and holding the Common Shares, the Trust Royalty and making Subsequent Investments as further specified in Section 4.1. The only undertaking of the Trust is and will be investing the funds of the Trust in the Common Shares, the Trust Royalty and other royalties in respect of oil sands interests and Subsequent Investments and the Trust shall not carry on any business. The Trust is not and is not intended to be, shall not be deemed to be and shall not be treated as a general partnership, limited partnership, syndicate, association, joint venture, company, corporation or joint stock company nor shall the Trustee or the Unitholders or any of them or any person be, or be deemed to be, treated in any way whatsoever liable or responsible hereunder as partners, or joint venturers. The Trustee shall not be, or be deemed to be, an agent of the Unitholders and shall have no power to bind any Unitholder. The relationship of the Unitholders to the Trustee shall be solely that of beneficiaries of the Trust and their rights shall be limited to those conferred upon them by this Trust Indenture.

2.5 Legal Entitlements and Restrictions on Unitholders

(a) The rights of each Unitholder to call for a redemption of Trust Units or a distribution or division of assets, monies, funds, income and capital gains held, received or realized by the Trustee are limited to those contained herein.

(b) Subject to the terms and conditions of this Indenture, no Unitholder or Unitholders shall be entitled to interfere or give any direction to the Trustee or the Manager with respect to the affairs of the Trust or in connection with the exercise of any powers or authorities conferred upon the Trustee or the Manager under this Indenture.

(c) The legal ownership of the assets of the Trust and the right to conduct the activities of the Trust (subject to the limitations contained herein) are vested exclusively in the Trustee, and the Unitholders shall have no interest therein and, subject to Article 17, they shall have no right to compel or call for any partition, division, dividend or distribution of the Trust Fund or any of the assets of the Trust. The Trust Units shall be personal property and shall confer upon the holders thereof only the interest and rights specifically set forth in this Trust Indenture. No Unitholder has or is deemed to have any right of ownership in any of the assets of the Trust.

2.6 Liability of Unitholders

No Unitholder, in its capacity as such, shall incur or be subject to any liability in contract or in tort or of any other kind to any person in connection with the Trust Fund or the obligations or the affairs of the Trust or with respect to any act performed by the Trustee or by any other person pursuant to this Indenture or with respect to any act or omission of the Trustee or any other person in the performance or exercise, or purported performance or exercise, of any obligation, power, discretion or authority conferred upon the Trustee or such other person hereunder or with respect to any transaction entered into by the Trustee or by any other person pursuant to this Indenture and no Unitholder, in its capacity as such, shall be liable to indemnify the Trustee or any other person with respect to any such liability or liabilities incurred by the Trustee or by any such other person or persons or with respect to any taxes payable by the Trust or by the Trustee or any other person on behalf of or in connection with the Trust; provided, however, to the extent that notwithstanding the foregoing, any Unitholder, in its capacity as such, may be determined by a court of competent jurisdiction to be subject to such liabilities, such judgment and any writ of execution or similar process in respect thereof, shall be enforceable only against, and shall be satisfied only out of, the Trust Fund.

2.7 Contracts of the Trust

The Trustee and the Manager shall use commercially reasonable efforts to ensure that every contract entered into by or on behalf of the Trust, whether by the Trustee, the Manager or otherwise, shall (except as the Trustee may otherwise expressly agree in writing with respect to personal liability of the Trustee) include a provision substantially to the following effect:

> The parties hereto acknowledge that the [Trustee] [Manager] is entering into this agreement solely [in its capacity as Trustee] [in its capacity as agent] [on behalf] of the Trust and the obligations of the Trust hereunder shall not be personally binding upon the [Manager], the Trustee or any of the Unitholders of the Trust and that any recourse against the Trust, the Trustee or any Unitholder in any manner in respect of any indebtedness, obligation or liability of the Trust arising hereunder or arising in connection herewith or from the matters to which this agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behavior, shall be limited to, and satisfied only out of, the Trust Fund as defined in the Trust Indenture governing the Trust.

2.8 Head Office of Trust

The head office of the Trust is, as of the hereof, and shall be located at 2500 First Canadian Centre, 350 – 7th Avenue S.W., Calgary, Alberta, T2P 3N9 or at such other place or places as the Trustee may from time to time designate.

ARTICLE 3
ISSUE AND SALE OF TRUST UNITS

3.1 Nature and Ranking of Trust Units

(a) The beneficial interests in the Trust shall be divided into interests of one class, described and designated as Trust Units, which shall be entitled to the rights and subject to the limitations, restrictions and conditions set out herein; and the interest of each Unitholder shall be determined by the number of Trust Units registered in the name of the Unitholder.

(b) Each Trust Unit represents an equal fractional undivided beneficial interest in the Trust Fund. All Trust Units outstanding from time to time shall be entitled to equal shares in any distributions by the Trust and, in the event of termination of the Trust, in the net assets of the Trust. All Trust Units shall rank among themselves equally and rateably without discrimination, preference or priority whatever may be the actual date or terms of issue of the same respectively.

(c) The aggregate number of Trust Units which is authorized and may be issued hereunder is unlimited.

(d) The issued and outstanding Trust Units may be subdivided or consolidated by the Manager at any time or from time to time on notice to, but without the consent or approval of, the Unitholders.

3.2 Offerings of Trust Units and Exchangeable Securities

Trust Units or Exchangeable Securities may be offered pursuant to Offering Documents on terms and conditions and at such time or times as the Manager may determine.

3.3 Issue of Trust Units

(a) Trust Units are issuable only in fully registered form. Certificates evidencing Trust Units authorized pursuant to Section 3.2 shall forthwith be executed by the Manager and delivered to the Trustee and shall thereupon be certified by and on behalf of the Trustee and shall be delivered by the Trustee to or upon the written order of the Manager.

(b) No Trust Unit Certificate shall be issued or, if issued, shall entitle the holder to the benefits of this Indenture, until it has been certified by or on behalf of the Trustee substantially in the form set out in Schedule A hereto or in some other form approved by the Trustee. Such certification on any Trust Unit Certificate shall be conclusive evidence that such Trust Unit Certificate is duly issued and the holder thereof is

entitled to the benefits hereof. The certificate of the Trustee signed on the Trust Unit Certificates shall not be construed as a representation or warranty by the Trustee as to the validity of this Indenture or of the Trust Unit Certificates or as to the issuance of the Trust Unit Certificates. The certificate of the Trustee signed on any Trust Unit Certificate shall, however, be a representation and warranty by the Trustee that such Trust Unit Certificate has been duly certified by or on behalf of the Trustee pursuant to the provisions of this Indenture.

(c) Concurrent with the issuance of any Exchangeable Securities, the Trust shall enter into such agreements, including indentures, exchange agreements and exchangeable security support agreements, as may be necessary or desirable and properly provide for the terms of the Exchangeable Securities, including voting rights at meetings of Unitholders, coat-tail provisions for the Trust Units in the event of a non-exempt take-over bid for the Exchangeable Securities and the conversion, exercise, redemption or exchange of such Exchangeable Securities for Trust Units (including the conditional and automatic conversion, exercise, redemption or exchange of such Exchangeable Securities in the event of a take-over bid for the Trust Units).

3.4 <u>Certificates for Trust Units</u>

The definitive form of certificate for the Trust Units (i) shall be in the English language, substantially in the form set forth in Schedule A hereto, (ii) shall be dated as of the date of issue thereof and (iii) shall contain such distinguishing letters and numbers as the Trustee may prescribe.

3.5 <u>Trust Units Non-Assessable</u>

Trust Units shall be issued only when fully paid and the Unitholders shall not thereafter be required to make any further contribution to the Trust with respect to such Trust Units.

3.6 <u>No Pre-Emptive Rights</u>

No person shall be entitled, as a matter of right, to subscribe for or purchase any Trust Unit. There are no preemptive rights attaching to the Trust Units.

3.7 <u>No Fractional Trust Units</u>

(a) Subject to paragraph (b) below and except pursuant to a distribution of additional Trust Units to all Unitholders pursuant to Section 5.6 or as a consequence of a consolidation under Section 3.9, fractions of Trust Units shall not be issued.

(b) In the event that a fraction of a Trust Unit that would, but for this Section 3.7 be issuable to or held by a Unitholder as a consequence of a subdivision or consolidation of the issued and outstanding Trust Units as provided in subsection 3.1(d), the fractional interest shall be cancelled and the Unitholder who would otherwise be entitled to receive a fractional Trust Unit, will be entitled to receive, in lieu thereof, a cash amount obtained by multiplying such fraction by the closing trading price (or if there was not trade, the average of the last bid and last ask prices) of the Trust Units on the effective date of the subdivision or consolidation on the principal stock

exchange on which the Trust Units are listed or, if not so listed, such other value as the Manager shall reasonably determine.

3.8 Transferability of Trust Units

The Trust Units are transferable.

3.9 Consolidation of Trust Units

Unless otherwise determined by the Trustee, immediately after any *pro rata* distribution of additional Trust Units to all Unitholders pursuant to Section 5.6, the number of outstanding Trust Units will be consolidated such that each Unitholder will hold, after the consolidation, the same number of Trust Units as the Unitholder held before the distribution of additional Trust Units. In such case, each Trust Unit Certificate representing a number of Trust Units prior to the distribution of additional Trust Units is deemed to represent the same number of Trust Units after the distribution of additional Trust Units and the consolidation. Notwithstanding the foregoing, where tax is required to be withheld in respect of a Unitholder's share of the distribution; (i) the consolidation of the Trust Units held by such Unitholder will result in such Unitholder holding that number of Trust Units equal to the number of Trust Units held by such Unitholder prior to the distribution minus the number of Trust Units withheld on account of withholding taxes payable by the Unitholder in respect of the distribution; and (ii) the consolidation shall not apply to any Trust Units so withheld. Any Trust Units so withheld shall be sold and the net proceeds shall be remitted to the appropriate taxation authority. Such Unitholder will be required to surrender the Trust Unit Certificates, if any, representing such Unitholder's original Trust Units, in exchange for a Trust Unit Certificate representing such Unitholder's post-consolidation Trust Units. Such consolidation shall not constitute a redemption or cancellation of the Trust Units so consolidated and a Unitholder whose Trust Units are consolidated shall not receive, and shall not be entitled to receive, any proceeds of disposition in respect thereof.

3.10 Non-Resident Ownership Constraint

(a) Subject to paragraph (b) below, at no time may more than one-half of the outstanding Trust Units be held by Non-Residents. If at any time the Trustee or the Manager becomes aware, as a result of requiring declarations as to beneficial ownership under Section 7.11 or otherwise, that the beneficial owners of 49% of the Trust Units then outstanding are or may be Non-Residents or that such a situation is imminent, the Trustee or the Manager may make a public announcement thereof and shall not accept a subscription for Trust Units from or issue or register a transfer of Trust Units to a person unless the person provides a declaration pursuant to Section 7.11 that the person is not a Non-Resident. If notwithstanding the foregoing, the Trustee determines that more than 49% of the Trust Units are held by Non-Residents or that such situation is imminent, the Trustee may send a notice to Non-Resident holders of Trust Units, chosen in inverse order to the order of acquisition or registration or in such other manner as the Trustee may consider equitable and practicable, requiring them to sell their Trust Units or a specified portion thereof within a specified period of not less than 60 days. If the Unitholders receiving such notice have not sold the specified number of Trust Units or provided the Trustee with satisfactory evidence that they are not Non-Residents within such period, the Trustee or the Manager may on behalf of such Unitholders sell such Trust Units and, in the interim, shall suspend

the voting and distribution rights attached to such Trust Units. Any sale shall be made on any stock exchange on which the Trust Units are then listed and, upon such sale, the affected holders shall cease to be holders of the relevant Trust Units and their rights shall be limited to receiving the net proceeds of sale upon surrender of the certificates representing such Trust Units. The Trustee or the Manager may direct the Transfer Agent to do any of the foregoing.

(b) It is in the best interest of Unitholders that the Trust always qualify as a "mutual fund trust" under the *Income Tax Act*. Accordingly, in order to ensure the maintenance of such status, the Trustee or the Manager may, from time to time, obtain an opinion of Counsel confirming whether the Trust, at the date thereof or following a proposed transaction or event, qualifies or will qualify as a "mutual fund trust" under the *Income Tax Act*. In the event that the Board of Directors of the Manager obtain an opinion of Counsel that either circumstances or legislative changes have made it apparent that the Trust need not maintain the 49% limitation set forth in paragraph (a) above in order for the Trust to continue to be a mutual fund trust, then the Board, on written notice to Unitholders, either by way of press release or mailing to Unitholders, revoke Subsection 3.10(a) and instead rely upon the following:

(i) If at any time the board of directors of the Manager determines, in its sole discretion and with or without an opinion of Counsel, or becomes aware, that the Trust's status as a "mutual fund trust" under the *Income Tax Act* is in jeopardy, then forthwith after such determination the Manager shall take such steps as are necessary or desirable to ensure that the Trust continues to qualify as a mutual fund trust, which may include determining that the Trust is not maintained primarily for the benefit of Non-Residents and imposing and enforcing such ownership restrictions as may be deemed necessary, in its sole discretion, for the Trust to qualify as a "mutual fund trust" under the *Income Tax Act*.

(ii) It shall be the sole responsibility of the Manager to monitor the holdings by Non-Residents. The Manager may, at any time and from time to time, in its sole discretion, request that the Trustee make reasonable efforts, as practicable in the circumstances, to obtain declarations as to beneficial ownership under Section 7.11, perform residency searches of Unitholder and beneficial Unitholder mailing address lists and take such other steps specified by the Manager, at the cost of the Trust, to determine or estimate as best as possible the residence of the beneficial owners of Trust Units.

(iii) If at any time the board of directors of the Manager, in its sole discretion, determines that it is in the best interest of the Trust, the Manager may:

(A) require the Trustee to refuse to accept a subscription for Trust Units from, or issue or register a transfer of Trust Units to, a person unless the person provides a declaration to the Manager pursuant to Section 7.11 that the Trust Units to be issued or transferred to such person will not when issued or transferred be beneficially owned by a Non-Resident;

(B) to the extent practicable in the circumstances, send a notice to registered holders of Trust Units which are beneficially owned by Non-Residents, chosen in inverse order to the order of acquisition or registration of such Trust Units beneficially owned by Non-Residents or in such other manner as the Manager may consider equitable and practicable, requiring them to sell their Trust Units which are beneficially owned by Non-Residents or a specified portion thereof within a specified period of not less than 60 days. If the Unitholders receiving such notice have not sold the specified number of such Trust Units or provided the Manager with satisfactory evidence that such Trust Units are not beneficially owned by Non-Residents within such period, the Manager may, on behalf of such registered Unitholder, sell such Trust Units and, in the interim, suspend the voting and distribution rights attached to such Trust Units and make any distribution in respect of such Trust Units by depositing such amount in a separate bank account in a Canadian chartered bank (net of any applicable taxes). Any sale shall be made on any stock exchange on which the Trust Units are then listed and, upon such sale, the affected holders shall cease to be holders of Trust Units so disposed of and their rights shall be limited to receiving the net proceeds of sale, and any distribution in respect thereof deposited as aforesaid, net of applicable taxes and costs of sale, upon surrender of the certificates representing such Trust Units; and

(C) take such other actions as the board of directors of the Manager determines, in its sole discretion, are appropriate in the circumstances to reduce or limit the number of Trust Units held by Non-Residents to ensure that the Trust is not maintained primarily for the benefit of Non-Residents.

(iv) None of the Trust, the Trustee or the Manager shall:

(A) have any liability for amounts received pursuant to sales of Trust Units made pursuant to Section 3.10(b)(iii)(B);

(B) be bound to do or take any proceeding or action with respect to this Section 3.10 by virtue of the powers conferred on it under this Trust Indenture;

(C) be deemed to have notice of any violation of this Section 3.10 unless and until it has been given written notice of such violation and shall be required to act only as required by this Trust Indenture and upon an indemnity satisfactory to such party being provided by the Trust;

(D) be required to actively monitor the Non-Resident holdings of the Trust; or

(E) be liable for any violation of the Non-Resident ownership restriction imposed by the Manager from time to time that may occur during the term of the Trust.

It is acknowledged that none of the Trust, the Trustee or the Manager can monitor the Non-Resident holders of the Trust Units given that many of the Trust Units are registered in the name of depositories and other non-beneficial holders. Each of the Trust, the Trustee and the Manager are entitled to rely on CDS participant lists, ADP geographic breakdowns and other information received by them from the Transfer Agent in assessing the Non-Resident ownership of the Trust, notwithstanding that such information may be incomplete or out-of-date.

ARTICLE 4
INVESTMENTS OF TRUST FUND

4.1 Subsequent Investments

The Net Proceeds of Offerings by the Trust and assets of the Trust shall be used by the Trustee for Short Term Investments or any investment which a "unit trust" and a "mutual fund trust" is entitled to make for purposes of the Income Tax Act, provided that such investment derives its value from Oil Sands Interests, including, without limitation:

(a) to purchase and hold the Common Shares and the Trust Royalty;

(b) to acquire or invest in royalties, or units or securities representing an interest in royalties, in respect of Oil Sands Interests and making any deferred royalty purchase payments which may be required with respect to such royalties; provided, however, that in no event shall the Trust invest in any royalties which constitute an interest in land or a covenant running with the properties with respect to which such royalties relate;

(c) to acquire or invest in debt instruments issued by, or to make loans, advances or capital contributions, to the Working Interest Owner, or any other Subsidiary or Affiliate of the Trust or any other business entity in which the Trust has an interest, direct or indirect, on a subordinated basis or otherwise, or to apply the same in payment of distributions to Unitholders pursuant to Article 5 hereof;

(d) to acquire or invest in securities or properties of whatever nature or kind, including, but not limited to, those issued by the Working Interest Owner, or any other Subsidiary or Affiliate of the Trust, to fund the acquisition of or investment in Oil Sands Interests or royalties, or units or securities representing an interest in royalties, in respect of Oil Sands Interests whether effected through an acquisition of assets or an acquisition of shares or other form of ownership interests in any entity, the substantial majority of the assets of which are comprised of like assets;

(e) investing in the securities of any other entity deriving its value from Oil Sands Interests, including without limitation, bodies corporate, partnerships or trusts;

(hereinafter collectively referred to as "Subsequent Investments") and to pay costs, fees and expenses associated with the foregoing or incidental thereto all on the terms and conditions and at such time or times as the Manager may determine.

The Trustee may convert or exchange any Short-Term Investment or Subsequent Investment for any other Short-Term Investment or Subsequent Investment in accordance with the terms of the investment, securities or properties or on such terms and conditions and at such time or times as the Manager may determine.

4.2 Mutual Fund Trust

The Trust is established primarily for the benefit of Residents and it is intended, at all times the Trust qualify as a "mutual fund trust" for purposes of the Income Tax Act and that at all times the Trust Units do not constitute "foreign property" for purposes of the Income Tax Act, subject to the obligation of the Trustee or the Manager pursuant to Section 3.10. In furtherance of that intention, the Trustee shall use its reasonable commercial efforts to ensure that the Trust maintains its status as a mutual fund trust for purposes of the Income Tax Act, including without limitation by making the election contemplated by Section 16.6.

4.3 Other Investments

To the extent that any monies or other property received by the Trust or the Trustee are not to be immediately used by the Trustee for the purpose of making a Subsequent Investment or a distribution under Article 5 of this Indenture, the Trustee, or the Manager on behalf of the Trustee, is hereby authorized and, where prudent to do so, shall invest such monies in Short Term Investments. The Trustee shall not and nor shall the Manager on behalf of the Trustee, purchase or authorize the purchase of any investment which is "foreign property" under subsection 206(1) of the Income Tax Act if that purchase would result in the Trust Units being treated as "foreign property" for purposes of Part XI of the Income Tax Act.

ARTICLE 5
DISTRIBUTIONS

5.1 Distributions

Subject to Section 5.2 the Trustee shall determine, as of the end of each of the months of March, June, September and December for the three month period then ended, the sum of (a) all amounts received or receivable by the Trustee from the Working Interest Owner in respect of the Trust Royalty, and (b) all other income received or receivable by the Trustee from investment of the Trust Fund, less the sum of (c) all Trust Expenses, and (d) any other amounts (including, without limitation, taxes) required by law or hereunder to be deducted, withheld or paid (such amount referred to herein as "Distributable Income"). On the last Business Day of the months of February, May, August and November in each year (the "Quarterly Distribution Dates"), the Trustee shall distribute all Distributable Income for the current three month period to Unitholders of record as at the close of business on or about the last day of the month immediately preceding the Quarterly Distribution Date in accordance with the pro rata share of each Unitholder (provided that the Trustee may deduct or withhold amounts required by law from any Unitholder's distributions). A Unitholder

shall have the right to enforce the payment of its share of such Distributable Income on any such distribution date.

Without the consent or approval of Unitholders, distributions other than those made on the Quarterly Distribution Dates (and including, without limitation, the Special Distribution) may be made out of the Trust Fund on the terms and conditions and at such time or times as the Manager may, in its sole discretion, determine.

5.2 Change of Quarterly Distribution Date

Notwithstanding Section 5.1, the Trustee may change the Quarterly Distribution Dates or any of them at any time, subject to having given the Unitholders not less than 60 days prior written notice, and may change the record date for any distribution upon compliance with any requirements of applicable law and the rules of any stock exchange on which the Trust Units are then listed.

5.3 Receipt of Payment in Kind

The Trust may elect to receive the synthetic crude oil associated with the Trust Royalty in kind in accordance with the Royalty Agreement only if:

(a) the Trustee shall have entered into a marketing agreement on the same terms and with the same party as the Marketing Agreement then in effect;

(b) the Trustee shall have obtained insurance adequate in the Trustee's reasonable opinion to insure the Trust against losses and liabilities to third parties and under environmental or other statutory requirements with respect to any spills or emissions which may arise in connection with the transportation and sale of production attributable to the Working Interest; and

(c) the approval of the Unitholders by Special Resolution has been obtained.

The Trustee shall deal with the proceeds of sale of any such synthetic crude oil received in kind in the manner set forth in the Royalty Agreement, and shall not treat any of such proceeds as Distributable Income until all payments, deductions, charges and reimbursement obligations set forth in the Royalty Agreement shall have been made or satisfied.

5.4 Net Realized Capital Gains to Become Payable

The Trustee may, in respect of each quarter, declare due and payable to the Unitholders of record on the Quarterly Distribution Date next following the quarter end date, or such earlier date as the Trustee shall determine, all of the net realized capital gains of the Trust to the extent not previously declared due and payable pursuant to Section 5.1 for such quarter. The Pro Rata Share so due and payable pursuant to this Section 5.4 shall be determined with respect to the number of Trust Units in the Trust issued and outstanding on that quarter end date and the number of Trust Units owned of record by the Unitholder on that quarter end date and shall be due and payable to each such Unitholder on the next succeeding Quarterly Distribution Date following such quarter end date. For the purposes of this Article 5, net realized capital gains of the Trust means the total of all capital gains realized by the Trust less the total of all capital losses realized by the Trust, excluding any capital gains or losses arising from the distribution of an In Specie Distributed Interest in respect of Trust Units tendered for redemption, all as determined for purposes of the Income Tax Act.

Notwithstanding the foregoing, the amount of any net realized capital gains of the Trust that is determined by the Trustee to be required to be retained by the Trust in order to pay any tax liability of the Trust shall not be due and payable by the Trust to Unitholders.

Amounts due and payable under this Section 5.4 shall be paid without interest or penalty on the Quarterly Distribution Date next following such quarter end date provided however that if such Quarterly Distribution Date is not a Business Day, the amount to be paid on that date shall be paid on the next Business Day preceding such Quarterly Distribution Date and such day shall be the Quarterly Distribution Date for the purpose of such amount.

5.5 Amounts Payable in Cash

Amounts payable to Unitholders pursuant to this Article 5 shall, subject to Section 5.6, be paid in cash.

5.6 Distribution of Additional Units

Where after the last quarter end date and on or before the next quarter end date the amount of cash available to satisfy any distribution of Distributable Income of the Trust is less than the amount of Distributable Income, whether as a consequence of an amount or amounts being paid under Section 17.3 in respect of Trust Units tendered for redemption, or otherwise, distributions of Distributable Income payable to Unitholders on the next Quarterly Distribution Date may, at the option of the Manager, include a distribution of additional Trust Units having a value equal to the cash shortfall. In such case, the amount of cash to be distributed on the Quarterly Distribution Date shall be reduced by the cash shortfall. In addition, if on any Quarterly Distribution Date the Trust does not have cash in an amount sufficient to pay the full amount of any other distribution to be made on such Quarterly Distribution Date, including, without limitation, any amounts due and payable under Section 5.1 and Section 5.4 the distribution payable to Unitholders on such Quarterly Distribution Date may, at the option of the Manager, include a distribution of additional Trust Units having a value equal to the cash shortfall, in which case the amount of cash to be distributed on the distribution shall be reduced by the amount of such cash shortfall. For the purposes of this Section 5.6, the value of each additional Unit to be issued shall be the closing trading price (or if there was no trade, the average of the last bid and the last ask prices) of the Trust Units on the Quarterly Distribution Date (or if the Quarterly Distribution Date is not a Business Day, on the last Business Day preceding the Quarterly Distribution Date) on the principal stock exchange on which the Trust Units are listed or, if not so listed, such other value as the Manager shall reasonably determine. Certificates representing such additional Trust Units shall be delivered to Unitholders within seven (7) days of the Quarterly Distribution Date.

5.7 Withholding Taxes

The Trustee may deduct or withhold from distributions payable to any Unitholder all amounts required by law (or proposed law) to be withheld from such distribution, whether those distributions are in the form of cash, additional Trust Units or otherwise. In the event of a distribution in the form of additional Trust Units, the Trustees or the Manager, on behalf of the Trustee, may sell Trust Units of those Unitholders to pay those withholding taxes and to pay all of the Trustee's reasonable expenses with regard thereto and the Trustees or the Manager, on behalf of the Trustee, shall have the power of attorney of the Unitholder to do so. Any such sale shall be made on any

stock exchange on which the Trust Units are then listed and upon that sale, the affected Unitholder shall cease to be the holder of those Trust Units.

5.8 Character of Distributions and Designations

In accordance with and to the extent permitted by Income Tax Act, the Trustee in each year shall make designations in respect of the amounts payable to Unitholders for such amounts that the Trustee considers to be reasonable in all of the circumstances, including, without limitation, designations relating to taxable dividends received by the Trust in the year on shares of taxable Canadian corporation, net capital gains realized by the Trust in the year and foreign source income of the Trust for the year, as well as elect under subsections 104(13.1) and/or (13.2) of the Income Tax Act that income be taxed to the Trust, rather than to the Unitholders.

5.9 Payments of Cash

(a) Any payments of cash by the Trust to a Unitholder pursuant to this Article 5 or pursuant to any other provision of this Indenture will be conclusively deemed to have been made upon mailing of a cheque in a postage pre-paid envelope, addressed to the Unitholder at the Unitholder's address appearing in the register of Unitholders unless such cheque is dishonoured upon presentment. Upon such payment, the Trust shall be discharged from all liability to the Unitholder in respect of such payment except to replace any cheque which is lost or destroyed. In the case of joint registered Unitholders, any cash payment required hereunder to be made to a Unitholder shall be deemed to be made to such Unitholders jointly and shall be paid by cheque or bank draft.

(b) A Unitholder or any one of the joint Unitholders may designate and the Trustee may accept that any payment required to be made hereunder shall be made by deposit to an account of such Unitholder or to a joint account of such Unitholder and any other person or in the case of joint registered Unitholders to an account of joint registered Unitholders or to an account of any one of the joint registered Unitholders. A cheque or bank draft shall, unless the joint registered Unitholders otherwise direct, be payable to the order of all of the said joint registered Unitholders, and if more than one address appears on the books of the Trust in respect of such joint unitholding, the cheque or bank draft of payment in other acceptable manner as aforesaid shall satisfy and discharge all liability of the Trustee or the Trust for the amount so required to be paid unless the cheque or bank draft is not paid at par on presentation at any place where by its terms it is payable. In the event of non-receipt of any such cheque or bank draft by the person to whom it is mailed, the Trustee, on proof of the non-receipt and upon satisfactory indemnity being given to them and to the Trust, shall issue to the person a replacement cheque or bank draft for a like amount.

5.10 Distribution Reinvestment and Trust Unit Purchase Plan

Subject to any required approvals and any Unitholder approval imposed under applicable laws or regulatory approvals, the Trustee, when directed by the Manager, shall establish one or more Unitholder rights plans, distribution reinvestment plans and Trust Unit purchase plans, incentive option plans or other compensation plans at any time and from time to time.

ARTICLE 6
APPOINTMENT, RESIGNATION AND REMOVAL OF TRUSTEE

6.1 Trustee's Term of Office

Subject to Sections 6.2 and 6.3, Montreal Trust Company of Canada or its successor is hereby appointed for an initial term of office which shall expire immediately upon the tenth annual meeting of Unitholders (calculated from the date of the first annual meeting of Unitholders following October 5, 1995). A decision to reappoint, or to appoint a successor to, a Trustee shall be made at the tenth annual meeting of Unitholders and thereafter at each third annual meeting of Unitholders following the date any reappointment or appointment is made. Any such reappointment or appointment shall be made either by a resolution approved by a majority of the votes cast at such meeting of Unitholders or shall be made in the manner set out in Section 6.4. Notwithstanding the foregoing, if a Trustee is not reappointed at the meeting of Unitholders held immediately before the term of office of such Trustee expires and if no successor to such Trustee is appointed at that meeting, such Trustee shall continue to hold the office of Trustee under this Indenture until a successor has been appointed under Section 6.4.

6.2 Resignation of Trustee

The Trustee may resign from the office of trustee hereunder on giving not less than 60 days' notice in writing to the Manager but no such resignation shall be effective until (i) the appointment of, and acceptance of such appointment by, a new Trustee in the place of the resigning Trustee has been made in the manner set out in Section 6.4, and (ii) the legal and valid assumption by the new trustee of the Trust of all obligations of the Trustee related hereto.

6.3 Removal of Trustee

The Trustee shall be removed by notice in writing delivered by the Manager to the Trustee in the event that, at any time, the Trustee shall no longer satisfy all of the requirements in Section 6.6 or shall be declared bankrupt or insolvent or shall enter into liquidation, whether compulsory or voluntary, and not being merely a voluntary liquidation for the purposes of amalgamation or reconstruction, or if the assets of the Trustee shall otherwise become liable to seizure or confiscation by any public or governmental authority or if the Trustee shall otherwise become incapable of performing or shall fail in any material respect to perform its responsibilities under this Indenture or as a result of a material increase in the fees charged by the Trustee. No decision to remove a Trustee under this Section 6.3 shall become effective until (i) approved by a Special Resolution at a meeting of Unitholders duly called for that purpose; (ii) the appointment of, and acceptance of such appointment by, a new Trustee under Section 6.4 in the place of the Trustee to be removed; and (iii) the legal and valid assumption by the new Trustee of all obligations of the Trustee related hereto in the same capacities as the resigning Trustee.

6.4 Appointment of Successor to Trustee

(a) A successor to a Trustee who has been removed by a Special Resolution of Unitholders under Section 6.3 or which has given notice of resignation under Section 6.2, shall be appointed by an Ordinary Resolution at a meeting of Unitholders duly called for that purpose, provided the successor meets the requirements of Section 6.6.

(b) Subject to Section 6.6, the Manager may appoint a successor to any Trustee who: (i) has been removed by a Special Resolution of the Unitholders under Section 6.3, (ii) which has not been reappointed under Section 6.1; or (iii) which has given a notice of resignation under Section 6.2, if the Unitholders fail to do so at such meeting.

(c) No appointment of any successor Trustee (including under Section 6.5) shall be effective until such successor Trustee shall have complied with the provisions of Section 6.2(ii).

6.5 Failure to Appoint Successor

In the event that no successor to a Trustee who has delivered a notice of resignation in accordance with Section 6.2, or who has received notice of removal in accordance with Section 6.3, has accepted an appointment within 120 days after the receipt by the Manager of the notice of resignation, or 60 days after the receipt by the Trustee of the notice of removal, the Trustee, the Manager or any Unitholder may apply to a court of competent jurisdiction for the appointment of a successor to the Trustee. The appointment of such successor by such court shall not require the approval of Unitholders.

6.6 Qualifications of Trustee

The Trustee and any successor to the Trustee or new Trustee appointed under this Article 6 shall be a corporation incorporated under the laws of Canada or of a province thereof and shall be a resident of Canada for purposes of the Income Tax Act. Such corporation must at all times when it is the Trustee be registered under the laws of the Province of Alberta to carry on the business of a trust company and must have undertaken in writing to discharge all of the obligations and responsibilities of the Trustee under this Indenture. The Trustee shall be a corporation which has reported in its last annual audited consolidated financial statements shareholders' equity of at least $100 million, which financial statements shall be dated not more than 505 days prior to the date of appointment.

ARTICLE 7
CONCERNING THE TRUSTEE

7.1 Powers of the Trustee

Subject to the terms and conditions of this Indenture, and any other contracts or obligations of the Trustee or the Trust, the Trustee may exercise from time to time in respect of the Trust and the Trust Fund any and all rights, powers and privileges that could be exercised by a beneficial owner thereof that is a natural person.

7.2 Specific Powers and Authorities

Subject only to the express limitations contained in this Indenture and any other contracts or obligations of the Trustee or the Trust, and in addition to any powers and authorities conferred by this Indenture (including, without limitation, Section 7.1 hereof) or which the Trustee may have by virtue of any present or future statute or rule of law, the Trustee without any action or consent by the Unitholders shall have the following powers and authorities which may be exercised by it from time to time or delegated by it, as herein provided, in its sole judgment and discretion and in such manner

and upon such terms and conditions as it may from time to time deem proper provided that, for greater certainty, the exercise of powers and authorities does not adversely affect the status of the Trust as a "unit trust" and a "mutual fund trust" for purposes of the Income Tax Act:

(a) to supervise the activities and manage the investments and affairs of the Trust;

(b) to manage the Trust Fund;

(c) to issue Trust Units or Exchangeable Securities;

(d) to maintain books and records;

(e) to provide timely reports to Unitholders in accordance with the provisions hereof;

(f) to effect payment of distributions to Unitholders;

(g) to open, operate and close accounts and other similar credit, deposit and banking arrangements and to negotiate and sign banking and financing contracts and agreements;

(h) to determine conclusively the allocation to capital, income or other appropriate accounts of all receipts, expenses and disbursements;

(i) to determine conclusively the value of any or all of the Trust Fund from time to time and, in determining that value, to consider any information and advice as the Trustee in its sole judgment, may deem material and reliable;

(j) to deposit funds of the Trust in interest-bearing accounts in banks or trust companies whose short term obligations constitute Short Term Investments, including those of the Trustee, the same to be subject to withdrawal on such terms and in such manner and by such person or persons (including any one or more officers, agents or representatives) as the Trustee may determine;

(k) to possess and exercise all the rights, powers and privileges pertaining to the ownership of all or any part of the assets of the Trust, to the same extent that an individual might, unless otherwise limited herein, and, without limiting the generality of the foregoing, to vote or give any consent, request or notice, or waive any notice, either in person or by proxy or power of attorney, with or without power of substitution, to one or more persons, which proxies and powers of attorney may be for meetings or action generally or for any particular meeting or action and may include the exercise of discretionary power and the Trustee shall ensure that the directors of the Working Interest Owner and the Manager be elected or appointed (or reelected or reappointed, as the case may be) at intervals not exceeding eighteen months.

(l) where reasonably required, to engage or employ any persons as agents, representatives, employees or independent contractors (including, without limitation, investment advisers, registrars, underwriters, accountants, lawyers, appraisers, brokers or otherwise) in one or more capacities;

(m) to collect, sue for and receive all sums of money coming due to the Trust, and to engage in, intervene in, prosecute, join, defend, compromise, abandon or adjust, by arbitration or otherwise, any actions, suits, proceedings, disputes, claims, demands or other litigation relating to the Trust, the assets of the Trust or the Trust's affairs, to enter into agreements therefor, whether or not any suit is commenced or claim accrued or asserted and, in advance of any controversy, to enter into agreements regarding the arbitration, adjudication or settlement thereof;

(n) to arrange for insurance contracts and policies insuring the assets of the Trust against any and all risks and insuring the Trust and/or any or all of the Trustee or the Unitholders against any and all claims and liabilities of any nature asserted by any person arising by reason of any action alleged to have been taken or omitted by the Trust or by the Trustee or Unitholders;

(o) to cause legal title to any of the assets of the Trust to be held by and/or in the name of the Trustee, or except as prohibited by law, by and/or in the name of the Trust or any other person, on such terms, in such manner, with such powers in such person as the Trustee may determine and with or without disclosure that the Trust or the Trustee is interested therein, provided that should legal title to any of the assets of the Trust be held by and/or in the name of any person other than the Trustee or the Trust, the Trustee shall require such person to execute a trust agreement acknowledging that legal title to such assets is held in trust for the benefit of the Trust;

(p) to renew or extend or participate in the renewal or extension of any security, upon such terms as may be deemed advisable, and to agree to a reduction in the rate of interest on any security or to any other modification or change in the terms of any security or of any guarantee pertaining thereto, in any manner and to any extent that it may deem advisable; to waive any default whether in performance of any covenant or condition of any security, or in the performance of any guarantee or to enforce the rights in respect of any such default in such manner and to such extent that it may deem advisable; to exercise and enforce any and all rights of foreclosure, to bid on property on sale or foreclosure, to take a conveyance in lieu of foreclosure with or without paying a consideration therefor and in connection therewith to relieve the obligation on the covenants secured by such security and to exercise and enforce in any action, suit or proceeding at law or in equity any rights or remedies with respect to any such security or guarantee;

(q) to make, execute, acknowledge and deliver any and all deeds, contracts, waivers, releases or other documents of transfer and any and all other instruments in writing necessary (including tax elections or designations) or proper for the accomplishment of any of the powers herein granted;

(r) without the approval or confirmation of Unitholders, enact and from time to time amend or repeal by-laws not inconsistent with this Indenture containing provisions relating to the Trust, the Trust Fund and the conduct of the affairs of the Trust, but not in conflict with any provision of this Indenture;

(s) to pay all taxes or assessments, of whatever kind or nature, whether within or outside Canada, imposed upon or against the Trustee in connection with the Trust Fund, the

undertaking of the Trust or Net Income of the Trust, or imposed upon or against the Trust Fund, the undertaking of the Trust or Net Income of the Trust, or any part thereof, and to settle or compromise disputed tax liabilities and for the foregoing purposes to make such returns, take such deductions, and make such designations, elections and determinations in respect of Net Income of the Trust or Net Realized Capital Gains distributed to Unitholders in the year and any other matter as shall be permitted under the Income Tax Act (provided that to the extent necessary the Trustee will seek the advice of Counsel or the Auditor), and do all such other acts and things as may be deemed by the Trustee in its sole discretion to be necessary, desirable or convenient;

(t) to pay out of the Trust Fund all reasonable fees, costs and expenses incurred in the administration of the Trust including, without limitation, the Trust Expenses;

(u) except as prohibited by law, to delegate any or all of the management and administrative powers and duties of the Trustee to the Manager and to any one or more agents, representatives, officers, employees, independent contractors or other persons without liability to the Trustee except as provided in this Indenture;

(v) to guarantee the obligations of the Working Interest Owner or any other Affiliate of the Trust pursuant to any debt for borrowed money or obligations resulting or arising from hedging instruments incurred by the Working Interest Owner or any such Affiliate, as the case may be, and each such guarantee entered into by the Trustee regardless of when such guarantee is or was granted, shall be binding upon, and enforceable in accordance with its terms against, the Trust and the Trust Fund;

(w) to enter into on behalf of the Trust and observe and perform its obligations and the obligations of the Trust under any agreements with any Lender, including, without limitation, compliance with any provisions thereof which may restrict the powers of the Trustee hereunder or preclude the Trustee from acting in certain circumstances on resolutions of the Unitholders as might otherwise be provided for hereunder, and each such agreement entered into by the Trustee shall be binding upon, and enforceable in accordance with its terms against, the Trust;

(x) to pledge the Common Shares as security for any guarantee by the Trust of the borrowings of the Working Interest Owners;

(y) to convey the Trust Royalty or a portion thereof in accordance with the terms of the Royalty Agreement in connection with any realization by Lenders upon the Working Interest or the Common Shares (whether such realization is as to the whole or only part of such asset), or the disposition of either pursuant to the terms of security interests provided to Lenders in relation to any borrowing by the Working Interest Owner that are guaranteed by the Trust;

(z) to enter into a subordination agreement with any Lender to the Corporation or any Affiliate of the Trust pursuant to which the Trust agrees to subordinate its right to receive principal, interest, dividends or income (or any other obligations of the Working Interest Owner or any Affiliate to the Trust) to the right of any such Lender to be paid obligations owing to it by the Working Interest Owner or any Affiliate of

the Trust, and which agreement may further provide, without limitation, that in the event of a default by the Working Interest Owner or any such Affiliate to any of its Lenders, including any such default in connection with credit or debt facilities, swap or hedging agreements or any other ancillary facilities, none of the Working Interest Owner or any such Affiliate will make any further payments in respect of such obligations to the Trust and the Trust will not make any further cash distributions to Unitholders, and each such subordination entered into by the Trustee shall be binding upon, and enforceable in accordance with its terms against, the Trust;

(aa) to use its reasonable commercial efforts to ensure that (i) the Trust qualifies at all times as a "mutual fund trust" pursuant to subsection 132(6) of the Income Tax Act and (ii) the Trust Units will not be "foreign property" within the meaning of Part XI of the Income Tax Act; for greater certainty, in order to fulfil its obligations to ensure the Trust maintains its status as a "mutual fund trust" for purposes of the Income Tax Act having regard, *inter alia*, to the provisions of subsection 132(7) of the Income Tax Act, the Trustee shall have the right to require Unitholders to sell Trust Units, to require Unitholders to provide evidence of their status as a Resident or Non-Resident, to suspend the voting rights and/or distribution rights attaching to Trust Units held by Unitholders who refuse to comply with a notice requiring them to sell Trust Units, and to sell, on behalf of such Unitholders, their Trust Units and to pay to them only the net proceeds of such sale;

(bb) to advance any amount to the Working Interest Owner or any other Affiliate or subsidiary of the Trust as a loan, including amounts which may be advanced to the Working Interest Owner to finance future acquisition and development of the Oil Sands Interests;

(cc) to enter into, perform and enforce the Material Contracts and any other contracts of the Trust;

(dd) without limiting any of the provisions hereof, to pay out of the Trust Fund:

(i) Underwriting Fees;

(ii) the purchase price of any royalties and any amounts in respect of Short-Term Investments or Subsequent Investments;

(iii) the purchase price of the Common Shares;

(iv) Issue Expenses; and

(v) all advisory, structuring or termination fees in connection with a merger, arrangement, amalgamation or reorganization of the Trust or any of its Affiliates,

all as contemplated by the Offering Documents, this Indenture or other Material Contracts;

(ee) to subdivide or consolidate the issued and outstanding Trust Units as provided in subsection 3.1(d);

(ff) to issue and deliver additional Trust Units to Unitholders as provided in Section 5.6;

(gg) to redeem Trust Units in accordance with Article 17;

(hh) to issue and deliver In Specie Distributed Interests to Unitholders as provided in Section 17.6;

(ii) to form any subsidiary of the Trust for the purpose of making any Subsequent Investment and entering into or amending any unanimous shareholders agreement or other agreement on such terms as may be approved by the board of directors of the Manager;

(jj) to provide indemnities for the directors and officers of any Affiliates of the Trust;

(kk) to distribute notes as provided in Article 17;

(ll) to vote Subsequent Investments held by the Trust which carry voting rights in such manner as may be approved by the board of directors of the Manager; and

(mm) to do all such other acts and things as are incidental to this Section 7.2, and to exercise all powers which are necessary or useful to carry on the business of the Trust, to promote any of the purposes for which the Trust is formed and to carry out the provisions of this Indenture.

7.3 Banking

The banking business of the Trust, or any part thereof, shall be transacted with such bank, trust company (including the Trustee) or other firm or corporation carrying on a banking business as the Trustee may designate, appoint or authorize from time to time and all such banking business, or any part thereof, shall be transacted on the Trust's behalf by such one or more officers of the Trustee or other persons (who may be officers of the Manager) as the Trustee may designate, appoint or authorize from time to time.

7.4 Standard of Care

Except as otherwise provided herein, the Trustee shall exercise its powers and carry out its functions hereunder as trustee honestly, in good faith and in the best interests of the Trust and the Unitholders and, in connection therewith, shall exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances, subject to compliance by the Trustee with any agreements contemplated hereby which may be binding on the Trustee or the Trust. Unless otherwise required by law, the Trustee shall not be required to give bond, surety or security in any jurisdiction for the performance of any duties or obligations hereunder. The Trustee, in its capacity as trustee, shall not be required to devote its entire time to the business and affairs of the Trust.

7.5 Fees and Expenses

The Trustee shall be entitled to be paid from the Trust Fund such fees as may be agreed upon from time to time by the Manager and the Trustee. As part of Trust Expenses, the Trustee may pay or cause to be paid reasonable fees, costs and expenses incurred in connection with the

administration and management of the Trust, including (without limitation) fees of auditors, lawyers, appraisers and other agents, consultants and professional advisers employed by or on behalf of the Trust and the cost of reporting or giving notices to Unitholders. All costs, charges and expenses (including any amounts payable to the Trustee under Sections 7.7 or 7.8) properly incurred by the Trustee on behalf of the Trust shall be payable out of the Trust Fund. The Trustee shall have a lien on the Trust Fund (which shall have priority over the interests of the Unitholders pursuant hereto) to enforce payment of the fees, costs, expenses and other amounts payable or reimbursable by the Trust to the Trustee.

7.6 Limitations on Liability of Trustee

The Trustee, its officers and agents shall not be liable to any Unitholder for any action taken in good faith in reliance on any documents that are, prima facie, properly executed, for any depreciation of, or loss to, the Trust Fund incurred by reason of the sale of any property, for any inaccuracy in any evaluation provided by the Manager or any other appropriately qualified person, for relying on any such evaluation, for any action or failure to act of the Manager, or for any other action or failure to act (including, without limitation, the failure to compel in any way any former trustee to redress any breach of trust or any failure by the Manager to perform its duties under this Indenture or any Material Contract), unless such liabilities arise out of the Trustee's or such officer's or agent's gross negligence, wilful default or fraud. If the Trustee has retained an appropriate expert or advisor with respect to any matter connected with its duties under this Indenture or any Material Contract, the Trustee may act or refuse to act based on the advice of such expert or advisor and the Trustee shall not be liable for any action or refusal to act based on the advice of any such expert or advisor.

7.7 Indemnification of Trustee

The Trust (to the extent of the Trust Fund) is liable to, and shall indemnify and save harmless the Trustee and each of its officers and agents in respect of:

(a) any liability and all costs, charges and expenses sustained or incurred in respect of any action, suit or proceeding that is proposed or commenced against the Trustee or against such officer or agent, as the case may be, for or in respect of anything done or permitted to be done in respect of the Trust and the execution of all duties, responsibilities, powers and authorities pertaining thereto; and

(b) all other costs, charges, taxes, penalties and interest in respect of unpaid taxes and all other expenses and liabilities sustained or incurred by the Trustee in respect of the administration or termination of the Trust;

unless any of the foregoing arises out of the Trustee's or such officer's or agent's gross negligence, wilful default or fraud, in which case the provisions of this Section 7.7 shall not apply.

7.8 Environmental Indemnity

(a) Subject to Section 7.8(c), the Trust is liable to, and shall indemnify and save harmless, the Trustee, its directors, officers, employees, and agents, and all of their successors and assigns (collectively, the "Indemnified Parties") against any loss, expense, claim, liability or asserted liability (including strict liability and including

costs and expenses of abatement and remediation of spills or releases or releases of contaminants and including liabilities of the Indemnified Parties to third parties (including governmental agencies) in respect of bodily injuries, property damage, damage to or impairment of the environment or any other injury or damage and including liabilities of the Indemnified Parties to third parties for the third parties' foreseeable and unforeseeable consequential damages) which result from or relate, directly or indirectly, to:

(i) the administration of the trust created hereby;

(ii) the exercise by the Trustee of any rights or obligations hereunder;

(iii) the presence or release of any contaminants, by any means or for any reason, on or in respect of the Syncrude Project, whether or not release or presence of the contaminants was under the control, care or management of the Trust or the Manager, or of a previous owner;

(iv) any contaminant present on or released from any contiguous property to the Syncrude Project; or

(v) the breach or alleged breach of any environmental laws by the Trust or the Manager.

(b) For purposes of this Section 7.8, "liability" shall include (i) liability of an Indemnified Party for costs and expenses of abatement and remediation of spills and releases of contaminants, (ii) liability of an Indemnified Party to a third party to reimburse the third party for bodily injuries, property damages and other injuries or damages which the third party suffers, including (to the extent, if any, that the Indemnified Party is liable therefor) foreseeable and unforeseeable consequential damages suffered by the third party and (iii) liability of the Indemnified Party for damage to or impairment of the environment.

(c) In no event shall the Trust be liable to indemnify an Indemnified Party against any loss, expense, claims, liability or asserted liability to the extent resulting from the gross negligence, wilful default or fraud of the Indemnified Party.

7.9 Apparent Authority

No purchaser, transfer agent or other person dealing with the Trustee or with any officer, employee or agent of the Trustee shall be bound to make any inquiry concerning the validity of any transaction purporting to be made by the Trustee or by such officer, employee or agent or make inquiry concerning, or be liable for, the application of money or property paid, lent or delivered to or on the order of the Trustee or of such officer, employee or agent. Any person dealing with the Trustee in respect of any matter pertaining to the Trust Fund and any right, title or interest therein shall be entitled to rely on a certificate, statutory declaration or resolution executed or certified on behalf of the Trustee as to the capacity, power and authority of any officer, employee or any other person to act for and on behalf and in the name of the Trust.

7.10 Notice to Unitholders of Non-Eligibility for Deferred Income Plans

If the Trustee becomes aware that the Trust Units have ceased to be eligible investments for registered retirement savings plans, registered retirement income funds and deferred profit sharing plans (all within the meaning of the Income Tax Act) or any of such plans, the Trustee shall give notice to Unitholders at their latest address as shown on the register of Unitholders that Trust Units have ceased to be eligible investments for such plans. Notwithstanding the foregoing, the Trustee shall not be liable to the Trust or to any Unitholder for any costs, expenses, charges, penalties or taxes imposed upon a Unitholder as a result of or by virtue of a Trust Unit not being an eligible investment for any such plan, notwithstanding any failure or omission of the Trustee to have given such notice, provided the Trustee has complied with Section 7.4.

7.11 Declaration as to Beneficial Ownership

The Trustee or the Manager, on behalf of the Trustee, may require any Unitholder as shown on the register of Unitholders to provide a declaration, in form prescribed by the Trustee or the Manager, as to the jurisdictions in which beneficial owners of the Trust Units registered in such Unitholder's name are resident and as to whether such beneficial owners are Residents.

7.12 Conditions Precedent to Trustee's Obligations to Act

The obligation of the Trustee to commence or continue any act, action or proceeding for the purpose of enforcing the rights of the Trustee and of the Unitholders shall be conditional upon the Manager or Unitholders furnishing, when required by notice in writing by the Trustee, sufficient funds to commence or continue such act, action or proceeding and indemnity (to the extent sufficient funds for such purpose are not available in the Trust Fund) reasonably satisfactory to the Trustee to protect and hold harmless the Trustee against the costs, charges and expenses and liabilities to be incurred therein and any loss and damage it may suffer by reason thereof. None of the provisions contained in this Indenture shall require the Trustee to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless indemnified as aforesaid.

ARTICLE 8
MANAGEMENT OF THE TRUST

8.1 The Manager

Except as expressly prohibited by law, the Trustee may grant or delegate to the Manager such authority as the Trustee may in its sole discretion deem necessary or desirable to effect the actual administration of the duties of the Trustee under this Indenture, without regard to whether such authority is normally granted or delegated by trustees. The Trustee does hereby grant broad discretion to the Manager to administer and manage the day-to-day operations of the Trust, to act as agent for the Trust, to execute documents on behalf of the Trust and to make executive decisions which conform to general policies and general principles set forth herein (including those set forth in Sections 7.1 and 7.2) or previously established by the Trustee, provided that the Manager shall make no decisions with respect to the voting or disposition of the Common Shares (other than as may be approved by the Unitholders). The Manager shall have the powers and duties expressly provided for herein and in any management agreement including, without limitation, the power to further delegate

administration of the Trust and the Trust Fund and the power to retain and instruct such appropriate experts or advisors to perform those duties and obligations herein which it is not qualified to perform (and the Manager shall notify the Trustee of the name of the person or persons to whom such further delegation or retainer is made and the terms and conditions thereof). The Trustee may enter into a contract with the Manager relating to the Manager's authority, term of appointment, compensation and any other matters deemed desirable by the Trustee.

8.2 <u>Specific Delegations</u>

For greater certainty, but without limiting the generality of Section 8.1 and the other matters delegated to the Manager hereunder, the Trustee hereby expressly delegates, to the Manager, responsibility for:

(a) the issuance of Trust Units or Exchangeable Securities in any circumstances such as private placements, distributions to the public, distributions to Unitholders or distributions pursuant to incentive plans;

(b) subdividing or consolidating the issued and outstanding Trust Units as provided in subsection 3.1(d);

(c) negotiating, approving and entering into any agreements relating to business combinations, arrangements, amalgamations, mergers or other similar significant transactions and payment of all fees agreed to therein or related thereto, provided that consummation of such transactions are subject to Unitholders approval;

(d) establishing special distributions as described in Section 5.1;

(e) establishing and repaying of credit facilities or debt arrangements for the Trust or its subsidiaries;

(f) the maximization of Unitholder value in the context of a response to an offer for Trust Units or for all or substantially all of the property and assets of the Trust or the Working Interest Owner or any subsidiary or Affiliate of the Trust (an "Offer") including: (A) any Unitholder rights protection plan either prior to or during the course of any Offer; (B) any defensive action either prior to or during the course of any Offer; (C) the preparation of any directors' circular in response to any Offer; (D) consideration on behalf of Unitholders and recommendations to Unitholders in response to any Offer; (E) any regulatory or court action in respect of any related matters; and (F) the carriage of all related and ancillary matters; and

(g) any or all matters relating to the offering of Trust Units or Exchangeable Securities, including (i) ensuring compliance with all applicable laws, (ii) all matters relating to the content of any Offering Documents and the accuracy of the disclosure contained therein, including the certification thereof, (iii) all matters concerning the terms of the Material Contracts, and (iv) all matters concerning any Underwriting Agreement.

The Manager may, and if directed by the Manager the Trustee shall, execute any agreements on behalf of the Trust as the Manager shall have authorized within the scope of any authority delegated to it hereunder.

8.3 Power of Attorney

Without limiting any of the other provisions of this Article 8, the Trustee hereby delegates to the Manager from time to time the full power and authority, and constitutes the Manager its true and lawful attorney in fact, to sign on behalf of the Trust all prospectuses, annual information forms, management proxy circulars, other Offering Documents and any other documents ancillary or similar thereto required to be signed by the Trust from time to time.

8.4 Acceptance of Delegation

The Manager accepts the delegations in this Article 8 and agrees that, in respect of such matters, it shall carry out its functions honestly, in good faith and in the best interests of the Trust and the Unitholders and, in connection therewith, shall exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances. The Manager may, and if directed by the Manager in writing the Trustee shall, execute any agreements on behalf of the Trust as the Manager shall have authorized within the scope of any authority delegated to it hereunder.

8.5 Liability of Trustee

The Trustee shall have no liability or responsibility for any actions of the Manager hereunder or under the Management Agreement and the Trustee, in relying upon the Manager, shall be deemed to have complied with its obligations under Section 7.4 hereof.

8.6 Performance of Duties

In the event that the Manager is unable or unwilling to perform its obligations under the Management Agreement, or there is no Manager, the Trustee shall either perform all duties of the Manager thereunder or shall be entitled to engage another person that is duly qualified to perform such obligations.

ARTICLE 9
AMENDMENT

9.1 Amendment

Except where specifically provided otherwise, the provisions of this Indenture and the Royalty Agreement may only be amended by the Trustee with the consent of the Unitholders by Special Resolution.

Any of the provisions of this Indenture or the Royalty Agreement may be amended by the Trustee at any time or times, without the consent, approval or ratification of any of the Unitholders or any other person, for the purpose of:

(a) ensuring that the Trust will comply with any applicable laws, regulations, requirements or policies of any governmental agency or authority having jurisdiction over the Trustee or the Trust;

(b) ensuring that the Trust will satisfy the provisions of each of subsections 108(2) and 132(6) of the Income Tax Act as from time to time amended or replaced;

(c) making amendments which, in the opinion of the Trustee, based on the advice of Counsel, are necessary or desirable and in the interests of the Unitholders as a result of changes in taxation laws or policies of any governmental authority having jurisdiction over the Trustee or the Trust;

(d) making amendments, which in the opinion of the Trustee provide additional protection or added benefits for the Unitholders;

(e) removing or curing any conflicts or inconsistencies between the provisions of this Indenture or any supplemental indenture, the Management Agreement or the Trust Royalty and any other agreement of the Trust or any Offering Document filed with any regulatory or governmental body with respect to the Trust, or any applicable law or regulation of any jurisdiction, provided that in the opinion of the Trustee the rights of the Trustee and of the Unitholders are not materially prejudiced thereby;

(f) making changes for any other purpose not inconsistent with the terms of this Indenture and the Trust Royalty, including the correction or rectification of any ambiguities, defective or inconsistent provisions, errors, mistakes or omissions, provided that in the opinion of the Trustee the rights of the Trustee and of the Unitholders are not materially prejudiced thereby; and

(g) making any modification in the form of Trust Unit Certificates to conform with the provisions of this Indenture, or any other modifications, provided the rights, based on the advice of Counsel, of the Trustee and of the Unitholders are not prejudiced thereby,

but, notwithstanding the foregoing, no such amendment shall be adopted which causes (i) the Trust to fail to qualify as a "mutual fund trust" under the Income Tax Act or (ii) the Trust Units to constitute "foreign property" for purposes of the Income Tax Act, without the consent of the Unitholders given as set out above and no amendment shall reduce the percentage of votes required to be cast at a meeting of Unitholders for the purpose of amending this Section 9.1 without the consent of all the holders of the Trust Units then outstanding.

The execution of this Indenture by the Working Interest Owner shall not in any manner constitute or be deemed to constitute the consent or agreement to any amendment of the Trust Royalty.

9.2 <u>Notification of Amendment</u>

As soon as shall be practicable after the making of any amendment pursuant to this Article 9, the Trustee shall furnish written notification of the substance of such amendment to each Unitholder in the next document sent to the Unitholders as a group.

ARTICLE 10
MEETINGS OF UNITHOLDERS

10.1 Meetings of Unitholders

Annual meetings of the Unitholders shall be held, commencing in 1996, on a day, at a time and at a place to be set by the Trustee. The business transacted at such meetings shall include the transaction of such business as Unitholders may be entitled to vote upon as hereinafter provided in this Article 10, or as the Trustee may determine. Special meetings of the Unitholders may be called at any time by the Trustee and shall be called by the Trustee upon a written request of Unitholders holding in the aggregate not less than 20% of the Trust Units then outstanding, such request specifying the purpose or purposes for which such meeting is to be called. Meetings of Unitholders shall be held in the City of Calgary, or at such other place as the Trustee or the Manager shall designate. The Chairman of any annual or special meeting shall be a person designated by the Trustee or Manager for the purpose of such meeting except that, on the motion of any Unitholder, any person may be elected as Chairman by a majority of the votes cast at the meeting instead of such designated person or in the event that no person shall be designated by the Trustee or the Manager.

10.2 Participation By Electronic Means

Any person entitled to attend a meeting of Unitholders shall be entitled to attend the meeting by means of a telephone, electronic or other communication facility, provided that the chairman is satisfied that all Unitholders will be able to communicate adequately with each other during such meeting. For greater certainty, a meeting of Unitholders may be held entirely by telephonic, electronic or other communication facility provided that the foregoing requirement is met. Any person participating in a meeting by telephone, electronic or other communication facility shall be deemed to be present at the meeting for all purposes.

10.3 Notice of Meetings

Notice of all meetings of Unitholders shall be given in accordance with Section 14.1 of this Indenture, sent at least 21 days and not more than 50 days before the meeting. Such notice shall set out the time when, and the place where, such meeting is to be held and the accompanying management information circular shall specify the nature of the business to be transacted at such meeting in sufficient detail to permit a Unitholder to form a reasoned judgment thereon, together with the text of any Special Resolution proposed. Any adjourned meeting may be held as adjourned without further notice. The accidental omission to give notice to or the nonreceipt of such notice by not more than 1% of the Unitholders shall not invalidate any resolution passed at any such meeting.

10.4 Quorum

At any meeting of Unitholders, subject as hereinafter provided, a quorum shall consist of two or more individuals present in person either holding personally or representing as proxies not less than 2% of the outstanding Trust Units. In the event of such quorum not being present at the appointed place on the date for which the meeting is called within 30 minutes after the time fixed for the holding of such meeting, the meeting, if convened on the requisition of Unitholders, shall be dissolved, but in any other case it shall stand adjourned to such day being not less than 14 days later and to such place and time as may be appointed by the Chairman of the meeting. If at such adjourned meeting a quorum as above defined is not present, the Unitholders present either

personally or by proxy shall form a quorum, and any business may be brought before or dealt with at such an adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling the same.

10.5 Voting Rights of Unitholders

Only Unitholders of record shall be entitled to vote and each Trust Unit shall entitle the holder or holders of that Trust Unit to one vote at any meeting of Unitholders. Every question submitted to a meeting, other than a Special Resolution, shall, unless a poll vote is demanded, be decided by a show of hands vote. At any meeting of Unitholders, any holder of Trust Units, entitled to vote thereat may vote by proxy and a proxy need not be a Unitholder, provided that no proxy shall be voted at any meeting unless it shall have been received by the Transfer Agent, or with such agent as the Trustee may direct, for verification no later than the time specified in the notice of meeting or such later time as the Chairman of the meeting may determine. If approved by the Trustee, proxies may be solicited in the name of the Trustee. When any Trust Unit is held jointly by several persons, any one of them may vote at any meeting in person or by proxy in respect of such Trust Unit but if more than one of them shall be present at such meeting in person or by proxy, and such joint owners of their proxies so present disagree as to any vote to be cast, the joint owner present or represented whose name appears first in the register maintained pursuant to Section 11.3 shall be entitled to cast such vote and the burden of proving invalidity shall rest on the challenger.

10.6 Voting by Electronic Means

Notwithstanding any other provision contained in this Indenture, any person participating in a meeting of Unitholders by means of a telephonic, electronic or other communication facility and entitled to vote at that meeting may vote by means of the telephonic, electronic or other communication facility that the Trust has made available for that purpose, provided that such facility:

(a) enables the votes to be gathered in a manner that permits their subsequent verification; and

(b) permits the tallied votes to be presented to the Trust without it being possible for the Trust to identify how each Unitholder or group of Unitholders voted.

10.7 Resolutions

(a) The Trustee shall not without the approval of an Ordinary Resolution:

(i) change the Auditors as provided in Section 15.3;

(ii) vote the Common Shares in favour of the appointment of a person, as auditor of the Working Interest Owner or the Manager, who is anyone other than the Auditors, for the time being, of the Trust;

(iii) vote the Common Shares in favour of the election of persons, as directors of the Working Interest Owner or the Manager, who were not previously approved by Ordinary Resolution of the Unitholders;

(iv) vote the Common Shares in favour of the ratification of any new bylaw of the Working Interest Owner or the Manager or the amendment, repeal or modification of any bylaw of the Working Interest Owner or the Manager; or

(v) vote the Common Shares in favour of any matter which requires security holder approval pursuant to stock exchange rules or securities laws, regulations or policies applicable to the Trust.

(b) The Trustee shall not without the approval of a Special Resolution:

(i) subject to Section 9.1, amend this Indenture;

(ii) subject to Section 9.1, approve any amendment to the Trust Royalty;

(iii) elect to take synthetic crude oil in kind pursuant to the Trust Royalty;

(iv) except as permitted by Section 17.6, sell or agree to sell the property of the Trust as an entirety or substantially as an entirety or, subject to the Trust Royalty or Section 17.6, assign, transfer or dispose of the Trust Royalty in whole or in part; or

(v) vote the Common Shares in favour of any matter which, under the *Business Corporations Act* (Alberta) or such other legislation as may at the relevant time govern the Working Interest Owner, requires the sanction of a special resolution of the shareholders of the Working Interest Owner.

Except with respect to the above matters set out in this Section 10.7 and the matters set forth in Sections 6.3, 6.4 and 12.2 hereof, no action taken by the Unitholders or resolution of the Unitholders at any meeting shall in any way bind the Trustee.

10.8 Meaning of "Special Resolution"

(a) The expression "Special Resolution" when used in this Indenture means, subject as hereinafter in this Article provided, a resolution proposed to be passed as a special resolution at a meeting of Unitholders (including an adjourned meeting) duly convened for the purpose and held in accordance with the provisions of this Article at which two or more holders of at least 20% of the aggregate number of Trust Units then outstanding are present in person or by proxy and passed by the affirmative votes of the holders of not less than 66 2/3% of the Trust Units represented at the meeting and voted on a poll upon such resolution.

(b) If, at any such meeting, the holders of 20% of the aggregate number of Trust Units outstanding are not present in person or by proxy within 30 minutes after the time appointed for the meeting, then the meeting, if convened by or on the requisition of Unitholders, shall be dissolved; but in any other case it shall stand adjourned to such date, being not less than 21 nor more than 60 days later, and to such place and time as may be appointed by the chairman. Not less than ten days' prior notice shall be given of the time and place of such adjourned meeting in the manner provided in Section 10.3. Such notice shall state that at the adjourned meeting the Unitholders present in person or by proxy shall form a quorum but it shall not be necessary to set forth the

purposes for which the meeting was originally called or any other particulars. At the adjourned meeting the Unitholders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened and a resolution proposed at such adjourned meeting and passed by the requisite vote as provided in subsection (a) of this Section shall be a Special Resolution with the meaning of this Indenture, notwithstanding that the holders of less than 20% of the aggregate number of Trust Units then outstanding are present in person or by proxy at such adjourned meeting.

(c) Votes on any Special Resolution shall always be given on a poll and no demand for a poll on any Special Resolution shall be necessary.

10.9 Record Date for Voting

For the purpose of determining the Unitholders who are entitled to vote or act at any meeting or any adjournment thereof, the Trustee may fix a date not more than 50 days and not less than 21 days prior to the date of any meeting of Unitholders as a record date for the determination of Unitholders entitled to vote at such meeting or any adjournment thereof, and any Unitholder who was a Unitholder at the time so fixed shall be entitled to vote at such meeting or any adjournment thereof even though he has since that time disposed of his Trust Units, and no Unitholder becoming such after that time shall be so entitled to vote at such meeting or any adjournment thereof. In the event that the Trustee does not fix a record date for any meeting of Unitholders, the record date for such meeting shall be the Business Day immediately preceding the date upon which notice of the meeting is given as provided under Section 10.3.

10.10 Resolutions in Writing

Notwithstanding any other provision of this Indenture, a resolution in writing executed by Unitholders holding a proportion of Trust Units equal to or greater than the proportion of Trust Units required to vote in favour thereof at a meeting of Unitholders to approve that resolution is valid and binding for all purposes of this Indenture as if such Unitholders had exercised at that time all of the voting rights to which they were then entitled under Section 10.5 in favour of such resolution at a meeting of Unitholders duly called for the purpose.

10.11 Binding Effect of Resolutions

Every Ordinary Resolution and every Special Resolution passed in accordance with the provisions of this Indenture at a meeting of Unitholders shall be binding upon all the Unitholders whether present at or absent from such meeting, and each and every Unitholder shall be bound to give effect accordingly to every such Ordinary Resolution and Special Resolution.

10.12 Appointment of Inspector

The Trustee shall call a meeting of Unitholders upon the written request of Unitholders holding in the aggregate not less than 20% of the Trust Units then outstanding for the purpose of considering the appointment of an Inspector to investigate the performance by the Trustee of any of the responsibilities thereof. The Inspector shall have such powers not inconsistent herewith, as may be conferred upon him at the meeting when he is appointed but in all events shall not have any

powers to act in any capacity as the Trustee hereunder or in place or in stead of the Trustee in any manner hereunder.

10.13 Solicitation of Proxies

A Unitholder shall have the right to appoint a proxy to attend and act for the Unitholder at any meeting of Unitholders. The Trustee or the Manager, on behalf of the Trustee, shall solicit proxies from Unitholders in connection with all meetings of Unitholders. In connection therewith, the Trustee or the Manager, on behalf of the Trustee, shall comply, as near as may be possible, with all provisions of the *Business Corporations Act* (Alberta) and the requirements of Canadian securities legislation applicable to the solicitation of proxies.

10.14 No Breach

Notwithstanding any provisions of this Indenture, Unitholders shall have no power to effect any amendment hereto which would require the Trustee to take any action which would constitute a breach or default by the Trust or the Trustee under any agreement binding on or obligation of the Trust or the Trustee.

ARTICLE 11
CERTIFICATES, REGISTRATION AND TRANSFER OF TRUST UNITS

11.1 Nature of Trust Units

The nature of a Trust Unit and the relationship of a Unitholder to the Trustee and the relationship of one Unitholder to another is as described in Section 2.4 and 3.1 and the provisions of this Article 11 shall not in any way alter the nature of Trust Units or the said relationships of a Unitholder to the Trustee and of one Unitholder to another, but are intended only to facilitate the issuance of certificates evidencing the ownership of Trust Units and the recording of all such transactions whether by the Trust, securities dealers, stock exchanges, transfer agents, registrars or other persons.

11.2 Certificates

(a) The form of certificate representing Trust Units shall be substantially as set out in Schedule A hereto or such other form as is authorized from time to time by the Trustee. Each such certificate shall bear an identifying serial number and shall be certified manually on behalf of the Trustee. Any additional signature required by the Trustee to appear on such certificate may be printed, lithographed or otherwise mechanically reproduced thereon and, in such event, certificates so signed are as valid as if it had been signed manually. Any certificate which has one manual signature as hereinbefore provided shall be valid notwithstanding that one or more of the persons whose signature is printed, lithographed or mechanically reproduced no longer holds office at the date of issuance of such certificate. The Trust Unit Certificates may be engraved, printed or lithographed, or partly in one form and partly in another, as the Trustee may determine.

(b) Any Trust Unit Certificate validly issued in accordance with the terms of this Indenture in effect at the date of issue shall validly represent issued and outstanding Trust Units, notwithstanding that the form of such Trust Unit Certificate may not be in the form currently required by this Indenture.

11.3 Register of Unitholders

A register shall be kept at the principal corporate trust office of the Trustee in the city of Calgary by the Trustee or by a Transfer Agent designated to act on behalf and under the direction of the Trustee, which register shall contain the names and addresses of, the Unitholders, the respective numbers of Trust Units held by them, the certificate numbers of the certificates representing such Trust Units and a record of all transfers thereof. Branch transfer registers shall be maintained at such other offices of the Trustee or Transfer Agent as the Trustee may from time to time designate. The Trustee shall designate an office in the Cities of Toronto and Montreal at which a branch register shall be maintained. Except in the case of the registers required to be maintained at the Cities of Calgary, Toronto and Montreal, the Trustee shall have the power at any time to close any register of transfers and in that event shall transfer the records thereof to another existing register or to a new register.

Only Unitholders whose certificates are so recorded shall be entitled to receive distributions or to exercise or enjoy the rights of Unitholders hereunder. The Trustee shall have the right to treat the person registered as a Unitholder on the register of the Trust as the owner of such Trust Units for all purposes, including, without limitation, payment of any distribution, giving notice to Unitholders and determining the right to attend and vote at meetings of Unitholders, and the Trustee shall not be bound to recognize any transfer, pledge or other disposition of a Trust Unit or any attempt to transfer, pledge or dispose of a Trust Unit, or any beneficial interest or equitable or other right or claim with respect thereto, whether or not the Trustee shall have actual or other notice thereof, until such Trust Unit shall have been transferred on the register of the Trust as herein provided.

The registers referred to in this Section shall at all reasonable times be open for inspection by the Unitholders, the Manager and the Trustee.

11.4 Transfer of Trust Units

(a) Subject to the provisions of this Article 11 and Section 3.10, the Trust Units shall be fully transferable without charge as between persons, but no transfer of Trust Units shall be effective as against the Trustee or shall be in any way binding upon the Trustee until the transfer has been recorded on the register or one of the branch registers of transfer maintained by the Trustee or Transfer Agent. No transfer of a Trust Unit shall be recognized unless such transfer is of a whole Trust Unit.

(b) Subject to the provisions of this Article 11 and Section 3.10, Trust Units shall be transferable on the register or one of the branch registers of Unitholders of the Trust only by the Unitholders of record thereof or their executors, administrators or other legal representatives or by their agents hereunto duly authorized in writing, and only upon delivery to the Trustee or to a Transfer Agent of the Trust if appointed, of the certificate therefor, if certificates representing Trust Units are issued, properly endorsed or accompanied by a duly executed instrument of transfer and accompanied by all necessary transfer or other taxes imposed by law, together with such evidence

of the genuineness of such endorsement, execution and authorization and other matters that may reasonably be required by the Trustee. Upon such delivery the transfer shall be recorded on the register of Unitholders and a new certificate for the residue thereof (if any) shall be issued to the transferor.

(c) Any person becoming entitled to any Trust Units as a consequence of the death, bankruptcy or incompetence of any Unitholder or otherwise by operation of law, shall be recorded as the holder of such Trust Units and shall receive a new certificate therefor only upon production of evidence satisfactory to the Trustee or the Transfer Agent thereof and delivery of the existing certificate to the Trustee, but until such record is made the Unitholder of record shall continue to be and be deemed to be the holder of such Trust Units for all purposes whether or not the Trustee or the Transfer Agent shall have actual or other notice of such death or other event.

11.5 Trust Units Held Jointly or in a Fiduciary Capacity

The Trustee and the Transfer Agent may treat two or more persons holding any Trust Units as joint owners of the entire interest therein unless their ownership is expressly otherwise recorded on the register of the Trust, but no entry shall be made in the register or on any certificate that any person is in any other manner entitled to any future, limited or contingent interest in any Trust Units; provided, however that any person recorded as a Unitholder may, subject to the provisions hereinafter contained, be described in the register or on any certificate as a fiduciary of any kind and any customary words may be added to the description of the holder to identify the nature of such fiduciary relationship. Where any Trust Unit Certificate is registered in more than one name, the distributions (if any) in respect thereof may be paid to the order of all such holders failing written instruction from them to the contrary and such payment shall be a valid discharge to the Trustee and any Transfer Agent. In the case of the death of one of more joint holders, the distributions (if any) in respect of any Trust Units may be paid to the survivor or survivors of such holders and such payment shall be a valid discharge to the Trustee and any Transfer Agent.

11.6 Performance of Trust

The Trustee, the Unitholders and any officer or agent of the Trustee shall not be bound to be responsible for or otherwise inquire into or ensure the performance of any trust, express, implied or constructive, or of any charge, pledge or equity to which any of the Trust Units or any interest therein are or may be subject, or to ascertain or enquire whether any transfer of any such Trust Units or interests therein by any such Unitholder or by his personal representatives is authorized by such trust, charge, pledge or equity, or to recognize any person as having any interest therein except for the person recorded as Unitholder.

11.7 Lost Certificates

In the event that any certificate for Trust Units is lost, stolen, destroyed or mutilated, the Trustee or the Transfer Agent may authorize the issuance of a new certificate for the same number of Trust Units in lieu thereof. The Trustee or the Transfer Agent may in its discretion, before the issuance of such new certificate, require the owner of the lost, stolen, destroyed or mutilated certificate, or the legal representative of the owner, to make an affidavit or statutory declaration setting forth such facts as to the loss, theft, destruction or mutilation as the Trustee or the Transfer Agent may deem necessary, to surrender any mutilated certificate and may require the applicant to

supply to the Trust a "lost certificate bond" or a similar bond in such reasonable sum as the Trustee or the Transfer Agent may direct indemnifying the Trustee and its agent for so doing. The Trustee shall have the power to require from an insurer or insurers a blanket lost security bond or bonds in respect of the replacement of lost, stolen, destroyed or mutilated certificates. The Trustee shall pay all premiums and other funds of money payable for such purpose out of the Trust Fund with such contribution, if any, by those insured as may be determined by the Trustee in its sole discretion. If such blanket lost security bond is required, the Trustee may authorize and direct (upon such terms and conditions as the Trustee may from time to time impose) any agent to whom the indemnity of such bond extends to take such action to replace any lost, stolen, destroyed or mutilated certificate without further action or approval by the Trustee.

11.8 Death of a Unitholder

The death of a Unitholder during the continuance of the Trust shall not terminate the Trust or any of the mutual or respective rights and obligations created by or arising under this Indenture nor give such Unitholder's personal representative a right to an accounting or take any action in court or otherwise against other Unitholders or the Trustee or the Trust Fund, but shall entitle the personal representatives of the deceased Unitholder to demand and receive, pursuant to the provisions hereof, a new certificate for Trust Units in place of the certificate held by the deceased Unitholder, and upon the acceptance thereof such personal representatives shall succeed to all rights of the deceased Unitholder under this Indenture.

11.9 Unclaimed Interest or Distribution

In the event that the Trustee shall hold any amount of interest or other distributable amount which is unclaimed or which cannot be paid for any reason, the Trustee shall be under no obligation to invest or reinvest the same but shall only be obliged to hold the same in a current interest-bearing account pending payment to the person or persons entitled thereto. The Trustee shall, as and when required by law, and may at any time prior to such required time, pay all or part of such interest or other distributable amount so held to the public trustee (or other appropriate Government official or agency) whose receipt shall be a good discharge and release of the Trustee.

11.10 Exchanges of Trust Unit Certificates

Trust Unit Certificates representing any number of Trust Units may be exchanged for Trust Unit Certificates representing an equivalent number of Trust Units in the aggregate. Any exchange of Trust Unit Certificates may be made at the offices of the Trustee or at the offices of any Transfer Agent where registers are maintained for the Trust Unit Certificates pursuant to the provisions of this Article 11. Any Trust Unit Certificates tendered for exchange shall be surrendered to the Trustee or appropriate Transfer Agent and shall be cancelled. An exchange of Trust Unit Certificates under this Section 11.10 shall be without charge to the Unitholder, other than if the Trustee is not reimbursed for all exchange fees associated with any such exchange by the Manager or otherwise out of the Trust Fund, the Unitholder shall be responsible for all such fees and expenses.

ARTICLE 12
TERMINATION

12.1 Termination Date

Unless the Trust is terminated or extended earlier, the Trustee shall commence to wind up the affairs of the Trust on December 31, 2094.

12.2 Termination by Resolution of Unitholders

(a) The Unitholders may vote by Special Resolution to terminate the Trust at any meeting of Unitholders duly called for the purpose, whereupon the Trustee shall commence to wind up the affairs of the Trust, provided that such a vote may only be held if requested in writing by the holders of not less than 25% of the Trust Units.

(b) For the purpose of this Section and notwithstanding any other provision hereof, a quorum of 50% of the issued and outstanding Trust Units must be present or represented by proxy at the meeting or any adjournment thereof at which the vote is taken.

12.3 Procedure Upon Termination

Forthwith upon being required to commence to wind up the affairs of the Trust, the Trustee shall give notice thereof to the Unitholders, which notice shall designate the time or times at which Unitholders may surrender their Trust Units for cancellation and the date at which the register of the Trust shall be closed.

12.4 Powers of the Trustee upon Termination

After the date on which the Trustee is required to commence to wind up the affairs of the Trust, the Trustee shall carry on no activities except for the purpose of winding up the affairs of the Trust as hereinafter provided and, for these purposes, the Trustee shall continue to be vested with and may exercise all or any of the powers conferred upon the Trustee under this Indenture.

12.5 Sale of Investments

After the date referred to in Section 12.4, the Trustee shall proceed to wind up the affairs of the Trust as soon as may be reasonably practicable and for such purpose shall, subject to the terms of any agreements binding on or obligations of the Trust and the Trustee, sell and convert into money the Trust Royalty and other assets comprising the Trust Fund in one transaction or in a series of transactions at public or private sale and do all other acts appropriate to liquidate the Trust Fund, and shall in all respects act in accordance with the directions, if any, of the Unitholders (in respect of a termination authorized under Section 12.2) and the Manager (subject to any resolution of the Unitholders, in the case of termination pursuant to Section 12.2). Notwithstanding anything herein contained, in no event shall the Trust be wound up until the Trust Royalty shall have been disposed of, and under no circumstances shall any Unitholder come into possession of any interest in the Trust Royalty. If the Trustee is unable to sell all or any of the securities or other assets comprising the Trust Fund by the date set for termination, the Trustee may distribute the remaining securities or other assets directly to the Unitholders in accordance with their Pro Rata Share. Any income of the

Trust, net realized capital gains, redemption income or redemption gains arising from the sale of such securities shall be allocated, paid or made payable in accordance with Article 5.

12.6 Distribution of Proceeds

After paying, retiring or discharging or making provision for the payment, retirement or discharge of all known liabilities and obligations of the Trust and providing for indemnity against any other outstanding liabilities and obligations, the Trustee shall distribute the remaining part of the proceeds of the sale of the Trust Royalty and other assets together with any cash forming part of the Trust Fund among the Unitholders in accordance with their Pro Rata Share.

12.7 Further Notice to Unitholders

In the event that all of the Unitholders shall not surrender their Trust Units for cancellation within six (6) months after the time specified in the notice referred to in Section 12.3, such remaining Trust Units shall be deemed to be cancelled without prejudice to the rights of the holders of such Trust Units to receive their Pro Rata Shares of the amounts referred to in Section 12.6 and the Trustee may either take appropriate steps, or appoint an agent to take appropriate steps, to contact such Unitholders (deducting all expenses thereby incurred from the amounts to which such Unitholders are entitled as aforesaid) or, in the discretion of the Trustee, may pay such amounts into court.

12.8 Responsibility of Trustee after Sale and Conversion

The Trustee shall be under no obligation to invest the proceeds of any sale of the Trust Royalty or other assets or cash forming part of the Trust Fund after the date referred to in Section 12.4 and, after such sale, the sole obligation of the Trustee under this Indenture shall be to hold such proceeds in trust for distribution under Section 12.6.

ARTICLE 13
SUPPLEMENTAL INDENTURES

13.1 Provision for Supplemental Indentures

From time to time the Trustee may, subject to the provisions hereof, and it shall, when so directed in accordance with the provisions hereof, execute and deliver by its proper officers, indentures or instruments supplemental hereto, which thereafter shall form part hereof, for any one or more or all of the following purposes:

(a) giving effect to any amendment as provided in Article 9;

(b) adding to the provisions hereof such additional provisions as, in the opinion of Counsel, are necessary or advisable in the premises, provided that the same are not in the opinion of the Trustee prejudicial to the interests of the Unitholders;

(c) giving effect to any Special Resolution passed as provided in Article 10;

(d) making such provisions not inconsistent with this Indenture as may be necessary or desirable with respect to matters or questions arising hereunder, provided that such

provisions are not, in the opinion of the Trustee, prejudicial to the interests of the Unitholders;

(e) making any modification in the form of Trust Unit Certificates which does not materially affect the substance thereof;

(f) for any other purpose not inconsistent with the terms of this Indenture, including the correction or rectification of any ambiguities, defective or inconsistent provisions, errors, mistakes or omissions herein, provided that in the opinion of the Trustee the rights of the Trustee and the Unitholders are not prejudiced thereby; and

(g) modifying any of the provisions of this Indenture provided that the Trustee may in its sole discretion decline to enter into any such supplemental indenture which in its opinion may not afford adequate protection to the Trustee when the same shall become operative.

13.2 Provision for Amended and Restated Indenture

Notwithstanding Section 13.1, following any amendments to this Indenture, the parties to the Indenture may enter into an amended and restated version of the Indenture which shall include and give effect to all amendments to the Indenture in effect at the applicable time.

ARTICLE 14
NOTICES TO UNITHOLDERS

14.1 Notices

Unless otherwise provided herein, any notice required to be given or sent under this Indenture to the Unitholders shall be given by letter or circular sent through ordinary post addressed to each registered holder at his last address appearing on the register or in any other manner from time to time permitted by Canadian securities legislation including, without limitation, internet based or other electronic communication, provided that if there is a general discontinuance of postal service due to strike, lockout or otherwise, such notice may be given by publication twice in the National Edition of The Globe and Mail, the National Post or any other newspaper having national circulation in Canada; provided further that if there is no newspaper having national circulation, then by publishing twice in a newspaper in each city where the register or a branch register is maintained. Any notice so given shall be deemed to have been given on the day following that on which the letter or circular was posted or, in the case of notice being given by publication, the day following the day of the second publication in the designated newspaper or newspapers. In proving notice was posted, it shall be sufficient to prove that such letter or circular was properly addressed, stamped and posted.

14.2 Failure to Give Notice

The failure by the Trustee, by accident or omission or otherwise unintentionally, to give not more than 1% of the Unitholders any notice provided for herein shall not affect the validity or effect of any action referred to in such notice, and the Trustee shall not be liable to any Unitholder for any such failure.

14.3 Joint Holders

Service of a notice or document on any one of several joint holders of Trust Units shall be deemed effective service on the other joint holders.

14.4 Service of Notice

Any notice or document sent by post to or left at the address of a Unitholder pursuant to this Article shall, notwithstanding the death or bankruptcy of such Unitholder, and whether or not the Trustee has notice of such death or bankruptcy, be deemed to have been fully served and such service shall be deemed sufficient service on all persons interested in the Trust Units concerned.

14.5 Notice by Public Announcement

Notwithstanding any other provision of this Indenture, the Unitholders may be given notice of a subdivision or consolidation of the issued and outstanding Trust Units as provided in subsection 3.1(d) by means of a news release distributed by the Manager of the Trustee disclosing the substance of the subdivision or consolidation, and upon the distribution of such a news release the Unitholders shall be deemed to have been given notice of the subdivision or consolidation.

ARTICLE 15
AUDITORS

15.1 Qualification of Auditors

The Auditors shall be an independent recognized firm of chartered accountants which has an office within Alberta.

15.2 Appointment of Auditors

PricewaterhouseCoopers LLP, Chartered Accountants, are the auditors of the Trust as of the date hereof, to hold such office until the next annual meeting of Unitholders at such remuneration as may be approved by the Trustee from time to time. The Auditors will be elected at each annual meeting of Unitholders.

15.3 Change of Auditors

The Auditors may at any time be removed by the Trustee with the approval of Unitholders by means of an Ordinary Resolution at a meeting of Unitholders duly called for the purpose and, upon the resignation or the removal of Auditors as aforesaid, new auditors may be appointed by the Trustee with the approval of the Unitholders by means of an Ordinary Resolution at a meeting duly called for the purpose.

15.4 Filling Vacancy

In the event that the Auditors resign as auditors of the Trust, the Trustee shall forthwith fill the vacancy with such new auditors as are approved by the members of the board of directors of the Manager whom are independent of the Manager, and such new auditors shall act as auditors of the Trust for the unexpired term of the predecessor auditors of the Trust.

15.5 Reports of Auditors

The Auditors shall audit the accounts of the Trust at least once in each year and a report of the Auditors with respect to the annual financial statements of the Trust shall be provided to each Unitholder as set out in Section 16.3.

ARTICLE 16
ACCOUNTS, RECORDS AND FINANCIAL STATEMENTS

16.1 Records

The Trustee shall keep such books, records and accounts as are necessary and appropriate to document the Trust Fund and each transaction of the Trust. Without limiting the generality of the foregoing, the Trustee will, at its principal office in Calgary, Alberta, keep records of all transactions of the Trust, a list of the Trust Royalty and other assets of the Trust Fund from time to time and a copy of this Indenture and the Material Contracts with any amendments thereto.

16.2 Quarterly Reporting to Unitholders

Unless not required by applicable Canadian law, the Trustee will send to each Unitholder within 60 days after the end of each fiscal quarter of the Trust (other than the fourth quarter of each year) and, in any event on or before any earlier date prescribed by applicable securities laws, unaudited quarterly consolidated financial statements of the Trust for such fiscal quarter.

16.3 Annual Reporting to Unitholders

Unless not required by applicable Canadian law, the Trustee will send to each Unitholder within 140 days after the end of each fiscal year of the Trust and, in any event on or before any earlier date prescribed by applicable securities laws, the audited consolidated financial statements of the Trust for the most recently completed fiscal year together with the report of the Auditors thereon:

(a) to each person who received a distribution from the Trust during a calendar year, within 140 days after the end of such calendar year, tax reporting information relating to such year for the purpose of enabling such persons to report the income tax consequences of their respective investments in Trust Units in their respective annual Canadian income tax returns; and

(b) if the registered address of holders of more than 5% of the outstanding Units is in the United States of America, to each person having a registered address in such country who received a distribution from the Trust during the year, a calculation showing the percentage of the amount of such distribution which shall constitute earnings and profits for purposes of U.S. federal income tax purposes.

Such financial statements, including the quarterly financial statements referred to in Section 16.2, shall be prepared in accordance with generally accepted accounting principles in Canada provided that such statements may vary from such principles to the extent required to comply with applicable securities laws or securities regulatory requirements or to the extent permitted by applicable securities regulatory authorities.

16.4 Information Available to Unitholders

(a) Each Unitholder shall have the right to obtain, on demand and on payment of reasonable reproduction costs, from the Manager of the Trust, a copy of this Indenture and any indenture supplemental hereto, any Material Contract (except any Underwriting Agreement or portion thereof the disclosure of which would cause the Trust or the Manager to be in breach of, or would constitute a default under, any confidentiality restrictions or similar obligations by which the Trust or the Manager may be bound) or the financial statements of the Trust referred to in Sections 16.2 and 16.3.

(b) Each Unitholder, upon payment of a reasonable fee and upon sending to the Trustee the affidavit referred to in paragraph (d) below, may upon application require the Trustee to furnish within 10 days from the receipt of the affidavit a list (the "basic list") made up to a date not more than 10 days before the date of receipt of the affidavit setting out the names of the Unitholders, the number of Trust Units owned by each Unitholder and the address of each Unitholder as shown on the records of the Trustee.

(c) A person requiring the Trustee to supply a basic list may, if he states in the affidavit referred to in paragraph (d) below that he requires supplemental lists, require the Trustee upon payment of a reasonable fee to furnish supplemental lists setting out any changes from the basic list in the names or addresses of the Unitholders and the number of Trust Units owned by each Unitholder for each Business Day following the date the basic list is made up to.

(d) The affidavit referred to in paragraph (b) above shall state:

(i) the name and address of the applicant;

(ii) the name and address for service of the body corporate if the applicant is a body corporate; and

(iii) that the basic list and any supplemental lists will not be used except as permitted under paragraph (e) below.

(e) A list of Unitholders obtained under this Section shall not be used by any person except in connection with:

(i) an effort to influence the voting of Unitholders;

(ii) an offer to acquire Trust Units; or

(iii) any other matter relating to the affairs of the Trust.

16.5 Income Tax: Obligations of the Trustee

The Trustee shall satisfy, perform and discharge all obligations and responsibilities of the Trustee under the Income Tax Act (including, any obligations of the Trust under Part III of the said Act) or any similar provincial legislation, and neither the Trust nor the Trustee shall be accountable

or liable to any Unitholder by reason of any act or acts of the Trustee consistent with any such obligations or responsibilities.

16.6 Income Tax: Designations

In the return of its income under Part I of the Income Tax Act for each year the Trust shall make such designations to Unitholders with respect to any amounts distributed or payable to Unitholders in the year including, without restricting the generality of the foregoing, designations with respect to any taxable capital gains realized and distributed to Unitholders by the Trust in the year, and any interest payable to Unitholders in the year, as shall be permitted under the provisions of the Income Tax Act and as the Trustee in its sole discretion shall deem to be reasonable and equitable. In the first tax year, in filing a return of income for the Trust, the Trust shall elect that the Trust be deemed to be a mutual fund trust for the entire year.

16.7 Income Tax: Deductions

The Manager shall determine the tax deductions to be claimed by the Trust in any year, and the Trustee shall claim such deductions, allowances and credits for the purposes of computing the income of the Trust and the amount payable by the Trust pursuant to the provisions of the Income Tax Act.

16.8 Fiscal Year

The fiscal year of the Trust shall end on December 31 of each year.

ARTICLE 17
REDEMPTION OF TRUST UNITS

17.1 Right of Redemption

Each Unitholder shall be entitled to require the Trust to redeem at any time or from time to time at the demand of the Unitholder all or any part of the Trust Units registered in the name of the Unitholder at the prices determined and payable in accordance with the conditions of this Article 17. The Trustee is entitled in its discretion to determine and designate whether any payments made in respect of any redemption are on account of income or capital.

17.2 Exercise of Redemption Right

To exercise a Unitholder's right to require redemption under this Article 17, a duly completed and properly executed notice requiring the Trust to redeem Trust Units, in a form approved by the Trustee, shall be sent to the Trust at the head office of the Trust, together with the Trust Unit Certificate or Trust Unit Certificates representing the Trust Units to be redeemed or other evidence of beneficial ownership of the Trust Units satisfactory to the Trustee. No form or manner of completion or execution shall be sufficient unless the same is in all respects satisfactory to the Trustee and is accompanied by any further evidence that the Trustee may reasonably require with respect to the identity, capacity or authority of the person giving such notice.

Upon receipt by the Trust of the notice to redeem Trust Units, the Unitholder shall thereafter cease to have any rights with respect to the Trust Units tendered for redemption (other than to receive

the redemption payment therefor) including the right to receive any distributions thereon which are declared payable to the Unitholders of record on a date which is subsequent to the day of receipt by the Trust of such notice. Trust Units shall be considered to be tendered for redemption on the date that the Trust has, to the satisfaction of the Trustee, received the notice, Trust Unit Certificates for the Trust Units and other required documents or evidence as aforesaid.

17.3 Cash Redemption

Subject to Section 17.4, upon receipt by the Trust of the notice to redeem Trust Units in accordance with Section 17.2, the holder of the Trust Units tendered for redemption shall be entitled to receive a price per Trust Unit (the "Cash Redemption Price") equal to the lesser of:

(a) 90% of the market price of the Trust Units on the principal market on which the Trust Units are quoted for trading during the 10 trading day period commencing immediately after the date on which the Trust Units were tendered to the Trust for redemption; and

(b) the closing market price on the principal market on which the Trust Units are quoted for trading on the date that the Trust Units were so tendered for redemption.

For the purposes of this Section 17.3, the market price shall be an amount equal to the simple average of the closing price of the Trust Units for each of the 10 trading days on which there was a closing price; provided that if the applicable exchange or market does not provide a closing price but only provides the highest and lowest prices of the Trust Units traded on a particular day, the market price shall be an amount equal to the simple average of the average of the highest and lowest prices for each of the trading days on which there was a trade; and provided further that if there was trading on the applicable exchange or market for fewer than five of the 10 trading days, the market price shall be the simple average of the closing market price of the Trust Units on each of the 10 trading days. For these purposes and the purposes of subsection 17.3(b), the closing market price shall be an amount equal to: the closing price of the Trust Units if there was a trade on the date; the average of the highest and lowest prices of Trust Units if there was trading and the exchange or other market provides only the highest and lowest trading prices of Trust Units traded on a particular day; or the average of the last bid and last ask prices of the Trust Units if there was no trading on the date. During the period of time, if any, after a Date of Closing that Trust Units to be issued pursuant to an Offering are subject to payment of an instalment of the issue price and are represented by instalment receipts, unless a market for trading in the Trust Units (other than those so represented by instalment receipts) develops which the Trustee considers fairly reflects the market value of the Trust Units, the "market price" for purposes of subsection 17.3(a) and the "closing market price" for purposes of this paragraph and subsection 17.3(b) shall equal the aggregate of the "market price" or "closing market price" for such instalment receipts (calculated as aforesaid as if the instalment receipts were Trust Units) plus the amount of the unpaid instalment of the issue price per Unit.

The Cash Redemption Price payable in respect of the Trust Units tendered for redemption during any calendar quarter shall be paid by cheque, drawn on a Canadian chartered bank or a trust company in lawful money of Canada, payable at par to or to the order of the Unitholder who exercised the right of redemption on the 15th day of the second month following the end of the quarter in which the Trust Units were tendered for redemption, subject to any security interest in respect of unpaid instalments of the purchase price thereof (a "Security Interest"). Payments made by the Trust of the Cash Redemption Price are conclusively deemed to have been made upon the

mailing of a cheque in a postage prepaid envelope addressed to the former Unitholder and/or any party having a Security Interest at the last address of such Unitholder appearing on the register of Unitholders or of such other party as reflected in the records of the Trustee, unless such cheque is dishonoured upon presentment. Upon such payment, the Trust shall be discharged from all liability to the former Unitholder in respect of the Trust Units so redeemed.

17.4 No Cash Redemption in Certain Circumstances

Section 17.3 shall not be applicable to Trust Units tendered for redemption by a Unitholder, if:

(a) the total amount payable by the Trust pursuant to Section 17.3 in respect of such Trust Units and all other Trust Units tendered for redemption prior thereto in the same calendar quarter exceeds $250,000; provided that the board of directors of the Manager may, in its sole discretion, waive such limitation in respect of any calendar quarter;

(b) at the time the Trust Units are tendered for redemption, the outstanding Trust Units or instalment receipts, as the case may be, of the Trust are not listed for trading on The Toronto Stock Exchange and are not traded or quoted on any other stock exchange or market which the board of directors of the Manager considers, in its sole discretion, provides representative fair market value prices for the Trust Units (or, as applicable, instalment receipts); or

(c) the normal trading of the outstanding Trust Units of the Trust (or, as applicable, instalment receipts) is suspended or halted on any stock exchange on which the Trust Units or instalment receipts, as the case may be, are listed for trading or, if not so listed, on any market on which the Trust Units are quoted for trading, on the date that such Trust Units tendered for redemption were tendered to the Trust for redemption or for more than five trading days during the 10 trading day period commencing immediately after the date on which such Trust Units tendered for redemption were tendered to the Trust for redemption.

17.5 Proviso

If, pursuant to subsection 17.4(a), Section 17.3 is not applicable to Trust Units tendered for redemption by a Unitholder, the Trustee shall notify each Unitholder tendering Trust Units for redemption of such fact, whereupon such Unitholder shall, notwithstanding Section 17.4(a), be entitled to redeem its Trust Units and elect to receive, in lieu of the cash amount representing the Cash Redemption Price for such Trust Units, a note substantially in the form set out in Schedule B hereto evidencing the promise of the Trust to pay, in the next calendar quarter or, if all or any portion of such payment cannot be made in such calendar quarter as a result of the application of this Section 17.5, the first subsequent calendar quarter(s) in which payment may be made in accordance with this Section 17.5, the Cash Redemption Price remaining unpaid in respect of such Unitholder's Trust Units tendered for redemption. The Trustee shall endeavor to issue notes to Unitholders electing to receive same forthwith upon its receipt of such election.

Notwithstanding subsection 17.4(a), Unitholders holding notes issued pursuant to this Section 17.5 shall be entitled to receive payment of the Cash Redemption Price payable under such notes up

to a maximum aggregate amount of $250,000 in any calendar quarter; provided that the board of directors of the Manager may, in its sole discretion, waive such limitation in respect of any calendar quarter. Payments of the Cash Redemption Price represented by notes shall be made to holders of notes in the order in which such notes were issued. Holders of notes shall not receive any payment under such notes until such time as the holders of previously issued notes have received payment in full of the Cash Redemption Price represented by such notes. Holders of notes issued on the same date shall receive payment of the Cash Purchase Price represented by such notes on a *pro rata* basis. The Cash Redemption Price represented by any note and payable in respect of the Trust Units tendered for redemption shall be paid by cheque, drawn on a Canadian chartered bank or a trust company in lawful money of Canada, payable at par to or to the order of the Unitholder who exercised the right of redemption and received the note on the 15th day of the second month following the end of the calendar quarter in which the Cash Redemption Price represented by the note may be paid in the manner set forth above, subject to any Security Interest. Payments made by the Trust of the Cash Redemption Price are conclusively deemed to have been made upon the mailing of a cheque in a postage prepaid envelope addressed to the former Unitholder and/or any party having a Security Interest at the last address of such Unitholder appearing on the register of Unitholders or of such other party as reflected in the records of the Trustee, unless such cheque is dishonoured upon presentment. Upon such payment, the Trust shall be discharged from all liability to the former Unitholder in respect of the Trust Units so redeemed.

The Cash Redemption Price represented by Notes issued pursuant to this Section 17.5 shall bear interest at a rate equal to the *per annum* equivalent of the rate available to the Manager in respect of funds represented by 90 day Bankers' Acceptances on the first Business Day of the calendar quarter in which such Notes are issued. Interest accrued on the Cash Redemption Price represented by a Note shall be paid concurrently, on a *pro rata* basis, with the payment of all or any portion of such Cash Redemption Price pursuant to this Section 17.5.

Notes issued pursuant to this Section 17.5 shall rank junior in right of payment to all other indebtedness of the Trust, and shall be discharged upon payment by the Trustee in full of the Cash Redemption Price in respect of which they were issued, plus all accrued interest.

17.6 <u>In Specie Redemption</u>

Subject to Section 17.5, if, pursuant to Section 17.4, Section 17.3 is not applicable to Trust Units tendered for redemption by a Unitholder, such Unitholder shall, instead of the Cash Redemption Price per Trust Unit specified in Section 17.3, be entitled to receive a price per Trust Unit (the "In Specie Redemption Price") equal to (i) the fair market value of the assets of the Trust (other than the Common Shares), as determined by the board of directors of the Manager, divided by (ii) the number of issued and outstanding Trust Units at the time. The In Specie Redemption Price shall, subject to all necessary regulatory approvals, be paid and satisfied by way of a distribution in specie of an interest in one or more of the Trust's assets (other than the Common Shares) (the "In Specie Distributed Interest") having a value (as determined by the board of directors of the Manager in its sole discretion) equal to the In Specie Redemption Price. Subject to the discretion of the Manager, no fractional interests in assets of the Trust (other than royalties) will be distributed and where such interests to be received by a Unitholder include a fraction, such number shall be rounded to the next lowest whole number.

The In Specie Redemption Price payable in respect of Trust Units tendered for redemption during any month shall be paid by the transfer, to or to the order of the Unitholder who exercised the

right of redemption, on the 15th day (the "Transfer Date") of the second calendar month following the calendar quarter in which the Trust Units were tendered for redemption, of the In Specie Distributed Interest determined as aforesaid. The Trust shall be entitled to Distributable Income or any other income, interest or distribution paid or accrued and unpaid on the In Specie Distributed Interest being transferred to and including the Transfer Date. Payments by the Trust of the In Specie Redemption Price are conclusively deemed to have been made upon the mailing of the evidence of ownership of the In Specie Distributed Interest by registered mail in a postage prepaid envelope addressed to the former Unitholder. Upon such payment, the Trust shall be discharged from all liability to the former Unitholder in respect of the Trust Units so redeemed.

In Specie Distributable Interests shall be transferable, subject to applicable law, by the holders thereof, provided, however, that the provisions of this Indenture shall be deemed to be binding upon any and all holders and transferees of In Specie Distributable Interests and their respective successors and assigns.

17.7 <u>Cancellation of Certificates for all Redeemed Trust Units</u>

All certificates representing Trust Units which are redeemed under this Article 17 shall be cancelled and such Trust Units shall no longer be outstanding and shall not be reissued.

17.8 <u>Withholdings by the Trustee</u>

The Trustee may deduct or withhold from all payments or other distributions payable to any Unitholder pursuant to this Article 17 all amounts required by law to be so withheld.

17.9 <u>Consequential Actions of Trustee and Unitholders</u>

In the event that In Specie Distributed Interests are undivided interests in a royalty in which the Trustee also has an undivided interest, all decisions of the Manager, the Trustee or the Unitholders with respect to the Trust's interest in the royalty (including decisions with respect to the sale of such royalty) shall apply equally to such In Specie Distributed Interests and shall be binding upon Unitholders who have tendered Trust Units for redemption under this Article 17 in consideration for such In Specie Distributed Interests and their successors and assigns. Such Unitholders and their successors and assigns shall not be entitled to any notice of, or right of consent to, such decisions.

The holders of In Specie Distributed Interests which are interests in a royalty and their successors and assigns shall be subject to the provisions of all agreements that relate to such royalty and will be the beneficial holders of such In Specie Distributed Interests in such royalty. In the redemption notice referred to in Section 17.2 hereof, each Unitholder tendering Trust Units for redemption shall be required to grant the Trustee the power, authority and sole discretion to make all Ordinary Course Business Decisions with respect to matters affecting the royalty to which such In Specie Distributed Interests relate, without the consent of the holders of such In Specie Distributed Interests. In making such Ordinary Course Business Decisions, the Trustee shall be subject to the same standard of care and liabilities as is applicable to decisions of the Trustee in respect of the Trust's interests.

ARTICLE 18
MISCELLANEOUS

18.1 Continued Listing

The Trustee hereby appoints the Manager as its agent and the Manager hereby covenants to the Trustee and agrees that it shall, at the cost and expense of the Trust, take all steps and actions and do all things that may be required to obtain and maintain the listing and posting for trading of the Trust Units on The Toronto Stock Exchange and to maintain its status as a "reporting issuer" not in default of the securities legislation and regulations of each of the provinces of Canada.

18.2 Successors and Assigns

The provisions of this Indenture shall enure to the benefit of, and be binding upon, the parties and their successors and, in the case of the Manager, its assigns.

18.3 Counterparts

This Indenture may be simultaneously executed in several counterparts, each of which so executed shall be deemed to be an original, and such counterparts, together, shall constitute but one and the same instrument, which shall be sufficiently evidenced by any such original counterparts.

18.4 Severability

If any provision of this Indenture shall be held invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall attach only to such provision in such jurisdiction and shall not in any manner affect or render invalid or unenforceable such provision in any other jurisdiction or any other provision of this Indenture in any jurisdiction.

18.5 Day Not a Business Day

In the event that any day on or before which any amount is to be determined or any action is required to be taken hereunder is not a Business Day, then such amount shall be determined or such action shall be required to be taken at or before the requisite time on the next succeeding day that is a Business Day.

18.6 Time of the Essence

Time shall be of the essence in this Indenture.

18.7 Governing Law

This Indenture and the Trust Unit Certificates shall be construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein and shall be treated in all respects as Alberta contracts. The parties hereto hereby irrevocably submit to the jurisdiction of the Courts of the Province of Alberta.

18.8 Notices to Trustee and Manager

(a) Any notice to the Trustee under this Indenture shall be valid and effective if delivered or if given by registered letter, postage prepaid, addressed to the attention of the Trust at the principal trust office of the Trustee in Calgary or to the attention of any employee or officer of the Trustee who shall be designated by the Trustee, or may be given by telex or telecommunications device, and shall be deemed to have been given on the date of delivery or, if mailed, effective five (5) days after deposit in the Canadian mail.

(b) Any notice to the Manager under this Indenture shall be valid and effective if delivered or if given by registered letter, postage prepaid, addressed to the Manager at:

2500 First Canadian Centre
350 - 7th Avenue S.W.
Calgary, Alberta T2P 3N9

Fax: (403) 218-6210
Attn: General Counsel and Corporate Secretary

or may be given by telex or telecommunications device, and shall be deemed to have been effectively given on the date of delivery or, if mailed, five (5) days after deposit in the Canadian mail.

(c) The Manager and the Trustee may from time to time notify the others in writing or through a press release (or with a notice on the Trust's website) of a change of address which thereafter, until changed by like notice, shall be the address of the Manager or the Trustee, as applicable, for all purposes of this Indenture.

(d) If, by reason of a strike, lockout or other work stoppage, actual or threatened, involving postal employees, any notice to be given hereunder could reasonably be considered unlikely to reach its destination, such notice shall be valid and effective only if it is delivered at the appropriate address provided in this Section, by cable, telegram, telex, telecommunications device or other means of prepaid, transmitted and recorded communication.

18.9 References to Agreements

Any reference herein to any agreement, contract or obligation shall refer to such agreement, contract or obligation as the same may be amended from time to time.

IN WITNESS WHEREOF each of the parties has caused these presents to be executed by its proper officers duly authorized in its behalf as of the 26th day of April, 2006.

CANADIAN OIL SANDS LIMITED

Per: *(signed) "Marcel R. Coutu"*
Title: President and Chief Executive Officer

Per: *(signed) "Trudy M. Curran"*
Title: General Counsel and Corporate Secretary

COMPUTERSHARE TRUST COMPANY OF CANADA

Per: *(signed) "Anne DeWaele"*
Title: Manager, Corporate Trust

Per: *(signed) "Dan Sanders"*
Title: Professional, Corporate Trust

SCHEDULE A

(Form of Certificate for the Trust Units)

TRUST UNITS

CANADIAN OIL SANDS TRUST

(a trust created under the laws of the Province of Alberta
by a Trust Indenture dated as of October 5, 1995,
as amended and restated as of •, 2006)

No. ______________________ ______________________

Trust Units

CUSIP 13642 L 10 0

THIS CERTIFIES THAT

____

is the registered holder of _________ fully paid Trust Units issued by CANADIAN OIL SANDS TRUST.

The Trust Units represented by this Certificate are issued upon the terms and subject to the conditions of an indenture (which indenture together with all other instruments supplemental or ancillary thereto is herein referred to as the "Trust Indenture") dated as of October 5, 1995, as further amended and restated as of •, 2006 and made between Canadian Oil Sands Limited. and Computershare Trust Company of Canada (the "Trustee"), which Trust Indenture is binding upon all holders of Trust Units and, by acceptance of this Trust Unit Certificate, the holder assents to the terms and conditions of the Trust Indenture. Terms defined in the Trust Indenture have the same meaning when used herein.

A copy of the Trust Indenture pursuant to which this Trust Unit Certificate and the Trust Units represented hereby are issued may be obtained by any Unitholder on demand and on payment of reasonable reproduction costs from the head office of Canadian Oil Sands Trust (the "Trust").

This Trust Unit Certificate may only be transferred, upon compliance with the conditions prescribed in the Trust Indenture, on the registers to be kept at the office of the Trustee in the cities of Calgary, Toronto and Montreal and at such other place or places, if any, as the Trustee may designate, by the registered holder hereof or his executors or administrators or other legal representatives or his or their attorney duly appointed by an instrument in writing in form and execution satisfactory to the Trustee, and upon compliance with such reasonable requirements as the Trustee may prescribe.

The Trust Indenture contains provisions for the holding of meetings of Unitholders and rendering resolutions passed at such meetings binding upon all Unitholders.

The Trust Indenture provides that no Unitholder shall incur or be subject to any liability in connection with the Trust or the obligations or the affairs of the Trust or with respect to any act performed by the Trustee or by any other person pursuant to the Trust Indenture.

The Trust Indenture provides that Trust Units shall be issued only when fully paid and the Unitholders shall not thereafter be required to make any further contribution to the Trust with respect to such Trust Units.

This Trust Unit Certificate shall not be valid for any purpose until it shall have been certified by the Trustee under the Trust Indenture.

IN WITNESS WHEREOF the Manager has caused this Trust Unit Certificate to be signed by its duly authorized officer.

DATED ______________

CANADIAN OIL SANDS TRUST,
by Canadian Oil Sands Limited, as Manager

Per: ______________________________
Authorized Officer

Per: ______________________________
Authorized Officer

(FORM OF TRUSTEE'S CERTIFICATE)

This Trust Unit Certificate is one of the Trust Unit Certificates referred to in the Trust Indenture within mentioned and certified by Computershare Trust Company of Canada, as Trustee.

COMPUTERSHARE TRUST COMPANY OF CANADA, Trustee

Per: ______________________________
Authorized Officer

TRANSFER FORM

FOR VALUE RECEIVED the undersigned sells, assigns and transfers unto

____

____

(please print or typewrite name and address of assignee)

_______ Trust Units of Canadian Oil Sands Trust represented by this Trust Unit Certificate and hereby irrevocable constitutes and appoints Attorney to transfer the said Trust Units on the registers of the Trustee for the said purpose, with full power of substitution in the premises.

Dated ______________________________

____

The signature of the registered holder of the within Trust Unit Certificate to the foregoing assignment must be guaranteed by a chartered bank, by a trust company, or a member firm of the Stamp Medallion Program.

____
(Signature of Transferor)

SCHEDULE B

CANADIAN OIL SANDS TRUST

NOTE

Effective Date: __________ No. __________

FOR VALUE RECEIVED, CANADIAN OIL SANDS TRUST (the "Trust") promises to pay to or to the order of

____ (the "Holder"),

by cheque(s) delivered to the Holder the sum of • ($ •) Dollars (the "Cash Redemption Price") in lawful money of Canada, payable in accordance with the provisions of Section 17.5 of the Fifth Amended and Restated Trust Indenture dated as of •, 2006 between Canadian Oil Sands Limited (the "Manager") and Computershare Trust Company of Canada, as amended (the "Indenture"). The Cash Redemption Price represented by this Note and all other Notes issued under Section 17.5 of the Indenture shall be paid in full in the order in which such Notes were issued, as indicated on the records of the Trustee (as defined in the Indenture), up to a maximum aggregate amount in any calendar quarter of $250,000 in respect of all such Notes; provided that the board of directors of the Manager, may, in its sole discretion, waive such limitation in respect of any calendar quarter. The Holder shall not receive any payment hereunder until such time as all holders of previously issued Notes have received payment in full of the Cash Redemption Price represented by such Notes. Holders of Notes issued on the same date shall receive payment of the Cash Redemption Price represented by such Notes on a *pro rata* basis. Any amounts paid under this Note in respect of the Cash Redemption Price represented hereby shall reduce the Cash Redemption Price accordingly. Upon payment in full of the Cash Redemption Price represented hereby, this Note shall be discharged and shall be deemed to be cancelled and of no further force or effect.

This Note shall bear interest at a rate of •% *per annum*. Interest accrued on the Cash Redemption Price represented by this Note shall be paid concurrently, on a *pro rata* basis, with the payment of all or any portion of such Cash Redemption Price.

The terms of this Note are subject to the provisions of the Indenture and in the event of any conflict between this Note and the Indenture, the Indenture shall govern.

This Note shall rank junior in right of payment to all other indebtedness of the Trust. The Trust may repay all or part of the Cash Redemption Price together with accrued interest at any time without notice, bonus, or penalty.

This Note is not a negotiable instrument and shall not be assigned, transferred or otherwise disposed of, in whole or in part, without the prior written consent of the Trust.

This Note shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein.

IN WITNESS WHEREOF the Trust has executed this Note effective the day noted above.

CANADIAN OIL SANDS TRUST
by its Trustee
COMPUTERSHARE TRUST COMPANY OF CANADA

Per: ____

CANADIAN OIL SANDS TRUST

Annual and Special Meeting of Holders of Trust Units of Canadian Oil Sands Trust (the "Issuer")

April 25, 2006

REPORT OF VOTING RESULTS

National Instrument 51-102 – Continuous Disclosure Obligations
Section 11.3

Matters Voted Upon

General Business	Outcome of Vote	Votes by Ballot/Show of Hands Votes For	Votes Withheld/ Against
1. Directing the Trustee to vote the common shares of Canadian Oil Sands Limited ("COSL") so as to appoint PricewaterhouseCoopers LLP as the auditor of COSL for the ensuing year at a remuneration to be fixed by COSL and approved by the directors thereof.	Passed 99.7%	63,361,013	218,728
2. The appointment of PricewaterhouseCoopers LLP as the auditor of Canadian Oil Sands Trust ("the Trust") for the ensuing year at a remuneration to be fixed by COSL and approved by the directors thereof.	Passed 99.7%	63,366,370	213,621
3. Directing to the Trustee to vote the common shares of COSL so as to elect as directors of COSL all of the nominees of the Trust, as described and set forth in the Management Proxy Circular of the Trust dated March 12, 2004, and to fill any vacancies among the directors of COSL that may arise between the Meeting and the first meeting of the Unitholders thereafter that considers the election of directors, by appointing to any such vacancy a person selected by COSL.	Passed 98.0%	55,039,021	8,540,970

Special Business	Outcome of Vote	Votes by Ballot/Show of Hands Votes For	Votes Against
1. The approval of the Unit Split	Passed 98.4%	55,257,340	8,322,651
2. The approval of the Foreign Ownership Provisions	Passed 99.5%	55,885,464	7,694,527
3. The approval of the Re-appointment of Computershare as Trustee	Passed 99.9%	56,101,651	65,618

Canadian Oil Sands Trust
Selected financial results of Consolidated Canadian Oil Sands Limited
For the periods ending March 31
($ millions)

	Three Months Ended			
	March 31, 2006		March 31, 2005	
Gross sales revenue	$	475.1	$	346.1
Operating income before other expenses [1]	$	118.1	$	89.2
Net income before Trust Royalties [2]	$	83.0	$	49.7
Net income (loss)	$	20.8	$	17.2

	As at March 31, 2006	
Current assets	$	279.1
Non-current assets	$	5,219.3
Current liabilities [3]	$	1,383.1
Non-current liabilities [4]	$	4,133.6

[1] *Operating income before other expenses represents net income before interest expense, foreign exchange gains and losses, income and Large Corporations tax expense, future income tax expenses and recoveries, and Trust Royalties.*

[2] *Trust Royalties include both Current and Deferred balances. Current Trust Royalties for the quarter were $81 million (2005- $33 million).*

[3] *Includes a subordinated intercompany promissory note due to Canadian Oil Sands Trust of $914 million.*

[4] *Includes a future income tax liability of $234 million and a deferred Trust Royalty liability of $2,100 million.*

[5] *As at December 31, 2005, Consolidated Canadian Oil Sands Limited held a 35.49 per cent working interest in Syncrude, representing 100 per cent of Canadian Oil Sands Trust's aggregate indirect 35.49 per cent working interest in Syncrude.*

Canadian Oil Sands Trust
Consolidated Interest Coverage Ratio
For the Twelve Months ended March 31, 2006
(in thousands of dollars, except Interest coverage ratio)

		Actual
Net income	$	863,359
Tax		7,589
Interest on debt [(1) (2)]		103,148
Net income before interest and taxes	$	974,096
Interest on debt	$	103,148
Interest coverage- earnings		9.4

(1) Excludes amortization of deferred financing charges of approximately $3.3 million, which is included in Interest, net on the consolidated financial statements.
(2) Includes interest rate swap amounts which have reduced interest expense by approximately $2.4 million.

Canadian Oil Sands Limited
Consolidated Interest Coverage Ratio
For the Twelve Months ended March 31, 2006
(in thousands of dollars, except Interest coverage ratio)

		Actual
Net income [3]	$	116,764
Tax		7,842
Interest on debt [1] [2]		146,421
Deferred Trust Royalty		557,287
Net income before interest, taxes, & Deferred Trust Royalty	$	828,314
Interest on debt		146,421
Interest coverage- earnings		5.7

[1] Excludes amortization of deferred financing charges of approximately $3.0 million, which is included in Interest expense on the financial statements.
[2] Includes interest rate swap amounts which have reduced interest expense by approximately $2.4 million.
[3] Net of Deferred Trust Royalty provision.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following Management's Discussion and Analysis ("MD&A") was prepared as of April 25, 2006 and should be read in conjunction with the unaudited interim consolidated financial statements of Canadian Oil Sands Trust ("Canadian Oil Sands" or the "Trust") for the three month period ended March 31, 2006 as well as the audited consolidated financial statements and MD&A of the Trust for the year ended December 31, 2005.

ADVISORY- in the interest of providing the Trust's Unitholders and potential investors with information regarding the Trust, including management's assessment of the Trust's future production and cost estimates, plans and operations, certain statements throughout this MD&A contain "forward-looking statements" under applicable securities law. Forward-looking statements in this M&DA include, but are not limited to, statements with respect to: the anticipated date for feed into Coker 8-3 and the resulting increased production by mid 2006, production estimates for each quarter and the full year and the remainder of 2006, the view that future financing risks are not significant, the expected realized selling price for Canadian Oil Sands' product as expressed as the differential to WTI, the level of natural gas consumption post Stage 3 and the expected impact that supplying more bitumen from Auroroa North will have on that consumption, the anticipated capital expenditures for 2006 including the amount attributable to the Stage 3 expansion, the costs to bring Stage 3 into operations and the expected ancillary costs for UE-1 post start-up, the expected increase in demand and the expected higher price for SSP compared to SSB, the plans to revise the DRIP, the view that Stage 3 will increase production and sales, thereby increasing free cash flow, the timing regarding reaching the Trust's net debt target, the need for future hedging, the return achieved from sales of Syncrude Sweet Premium, the expected price for crude oil and natural gas in 2006, the expected revenues and operating costs for 2006; the expected funds from operations for 2006, the anticipated impact that certain factors such as natural gas and oil prices, foreign exchange and operating costs have on the Trust's funds from operations and net income, and the expected costs relating to the anticipated higher Crown royalty payments. You are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. Although the Trust believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Some of the risks and other factors which could cause results to differ materially from those expressed in the forward-looking statements contained in this MD&A include, but are not limited to: labour shortages and the productivity achieved from labour in the Fort McMurray area, the impact of technology on operations and processes and how new complex technology may not perform as expected, the supply and demand metrics for oil and natural gas, the impact that pipeline capacity and refinery demand have on prices for our products, normal risks associated with litigation, general economic, business and market conditions, regulatory changes, the variances of stock market activities generally, and such other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by the Trust. You are cautioned that the foregoing list of important factors is not exhaustive. Furthermore, the forward-looking statements contained in this MD&A are made as of the date of this MD&A, and unless required by law, the Trust does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.

REVIEW OF SYNCRUDE OPERATIONS

During the first quarter of 2006, Syncrude oil production totalled 18.4 million barrels, or 6.5 million barrels net to the Trust based on its 35.49 per cent working interest, slightly exceeding the 18.0 million barrel estimate provided in the 2005 annual report. An extensive maintenance schedule was completed in the quarter with turnarounds on over 10 units including Coker 8-1. The coker maintenance took approximately 10 days longer than the 40 day estimate provided in the fourth quarter 2005, due mainly to

additional coke transfer line repair work, a prolonged coker start-up, and a crane upset, resulting in higher than anticipated turnaround costs.

Syncrude's first quarter 2006 production of approximately 205,000 barrels per day, or 73,000 barrels per day net to the Trust, exceeded that of the same period of 2005, which averaged 157,000 barrels per day, or 56,000 barrels per day net to the Trust. Production in both quarters was impacted by extensive turnaround schedules. Because turnaround costs are expensed in the period incurred and production is reduced during maintenance, per barrel operating costs rise significantly in quarters with heavy maintenance activity. Operating costs averaged $40.26 per barrel in the first quarter of 2006 compared with $38.13 per barrel in the same quarter last year.

The Stage 3 expansion continued to progress during the first quarter of 2006 with first feed into Coker 8-3 anticipated in May 2006, achieving the mid-2006 forecast for the Stage 3 expansion start-up. A significant increase in Syncrude production is therefore anticipated to occur in the second quarter of 2006. We are maintaining our single point estimate of 100 million barrels of Syncrude production provided in our 2006 guidance document. However, as the high end of the Syncrude production range did incorporate the possibility of an earlier Stage 3 start-up, we are narrowing our forecast for Syncrude production to range between 95 and 106 million barrels.

The Trust's production volumes may differ from its sales volumes due to changes in inventory, which are primarily in-transit pipeline volumes. The impact of Syncrude's first quarter operations on Canadian Oil Sands' financial results is more fully discussed later in this MD&A.

SUMMARY OF QUARTERLY RESULTS

($ millions, except per Trust unit and volume amounts)	2006	2005				2004		
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenues, after transportation and marketing expense	$ 473	$ 519	$ 612	$ 492	$ 344	$ 333	$ 359	$ 341
Net income	$ 91	$ 174	$ 380	$ 219	$ 59	$ 122	$ 186	$ 98
Per Trust unit, Basic	$ 0.98	$ 1.88	$ 4.13	$ 2.38	$ 0.64	$ 1.34	$ 2.06	$ 1.12
Per Trust unit, Diluted	$ 0.98	$ 1.87	$ 4.13	$ 2.38	$ 0.64	$ 1.34	$ 2.06	$ 1.12
Funds from operations	$ 141	$ 264	$ 364	$ 284	$ 94	$ 122	$ 157	$ 155
Per Trust unit	$ 1.52	$ 2.86	$ 3.96	$ 3.09	$ 1.02	$ 1.33	$ 1.75	$ 1.77
Daily average sales volumes (bbls)	74,929	78,318	85,942	79,506	59,897	78,294	86,635	85,116
Net realized selling price, after hedging ($/bbl)	$ 70.24	$ 72.07	$ 77.43	$ 68.03	$ 63.66	$ 46.29	$ 45.07	$ 44.00
Operating costs ($/bbl)	$ 40.26	$ 25.54	$ 23.61	$ 21.35	$ 38.13	$ 21.27	$ 20.60	$ 19.00
Purchased natural gas price ($/GJ)	$ 7.42	$ 10.73	$ 8.31	$ 6.94	$ 6.45	$ 6.40	$ 6.18	$ 6.39

Quarterly variances in revenues, net income, and funds from operations are caused mainly by fluctuations in crude oil prices, production, unit operating costs, and natural gas prices. A large proportion of operating costs are fixed, and as such, unit operating costs are highly variable to production. While the supply/demand balance for crude oil affects selling prices, the impact of this equation is difficult to predict and quantify and has not displayed significant seasonality. Maintenance and turnaround activities are typically scheduled to occur in the first or second quarter. However, the exact timing of unit shutdowns

cannot be precisely scheduled, and unplanned outages will occur. Therefore production levels also may not display reliable seasonality patterns or trends. Natural gas prices are typically higher in winter months as heating demand rises, but this seasonality is significantly influenced by weather conditions.

REVIEW OF FINANCIAL RESULTS

In order to provide meaningful information to our Unitholders, the focus of our MD&A is to provide explanations of material variances in our quarterly financial results and significant events that have occurred since year-end. We believe material information relates to the business of the Trust and would reasonably be expected to have a significant influence on an investor's investment decision. We endeavor to explain the factors, when material, that ultimately impact the Trust's Unitholder distributions, such as revenues, operating and non-production costs, financing expenses, and capital expenditures. As well, we provide an overview of the Trust's financing and risk management activity in the period.

In each of 2006 and 2005, the financial results of Canadian Oil Sands reflect a 35.49 per cent working interest in the Syncrude Joint Venture.

Canadian Oil Sands' funds from operations rose 50 per cent to $141 million, or $1.52 per Trust Unit ("Unit"), in the first quarter of 2006, compared to $94 million, or $1.02 per Unit for the same 2005 quarter. Net income was $91 million, or $0.98 per Unit, in the first quarter of 2006, up from $59 million, or $0.64 per Unit, in the first quarter of 2005.

The first quarter 2006 performance reflects a continuing robust realized selling price for our Syncrude™ Sweet Blend ("SSB") product, which averaged $69.17 per barrel before hedging, a 10 per cent increase from the $62.66 per barrel before hedging realized in the comparable 2005 quarter. The Trust benefited from full exposure to the market price in both years as there were no oil price hedges in place. The Trust's sales volumes also increased 24 per cent in the first quarter of 2006 to 6.7 million barrels from 5.4 million barrels in the first quarter of 2005. While extensive turnaround and maintenance reduced production in both of these periods, the 2005 first quarter was more severely impacted by an advanced turnaround resulting from repairs to a hydrogen plant. The higher 2006 price and production translated directly into higher revenues, which rose to $466 million before hedging in the first quarter of 2006, a 38 per cent increase from the comparable 2005 quarter.

Higher revenues were, however, partially offset by the 32 per cent increase in first quarter 2006 operating expenses to $271 million from $206 million in the first quarter of 2005, as discussed in more detail in the operating costs section of this MD&A. In addition, non-production costs increased by approximately $13 million in the first quarter of 2006 compared to the same quarter in 2005 as a result of Stage 3 commissioning work.

Net income before unrealized foreign exchange and future income tax, which management believes is a better measure of operational performance than net income, was $87 million, or $0.94 per Unit in the first quarter of 2006, compared to $60 million, or $0.65 per Unit, in the same period of 2005. The table below reconciles this measure to net income.

($ millions)	Three Months Ended March 31	
	2006	2005
Net income per GAAP	$ 91	$ 59
Add (Deduct):		
Foreign exchange loss (gain) on long-term debt	1	6
Future income tax expense (recovery)	(5)	(5)
Net income before foreign exchange and future income taxes	$ 87	$ 60

The net income before unrealized foreign exchange and future income tax reflected in the previous table is a measurement that is not defined by Canadian generally accepted accounting principles ("GAAP"). The Trust also reports funds from operations, free cash flow, and Unitholder distributions on both a total and per Unit basis, which are measures that do not have any standardized meaning under Canadian GAAP. Funds from operations is calculated on the Trust's consolidated statement of cash flows as cash from operating activities before changes in working capital. Free cash flow is calculated as funds from operations less capital expenditures and reclamation trust contributions in the period. In management's opinion, funds from operations is a key performance indicator of the Trust's ability to generate cash to fund capital expenditures, while free cash flow is a key indicator of the Trust's ability to repay debt and pay distributions. Net income before unrealized foreign exchange and future income tax, funds from operations, and free cash flow may not be directly comparable to similar measures presented by other companies or trusts.

Revenues after Transportation and Marketing Expense

($ millions)	Three Months Ended March 31		
	2006	2005	Variance
Sales revenue [1]	$ 475	$ 346	$ 129
Transportation and marketing expense	$ (9)	$ (8)	$ (1)
	$ 466	$ 338	$ 128
Crude oil hedging gains (losses) [1]	$ -	$ -	$ -
Currency hedging gains [1]	$ 7	$ 6	$ 1
Total hedging gains (losses)	$ 7	$ 6	$ 1
	$ 473	$ 344	$ 129
Sales volumes (MMbbls)	6.7	5.4	1.3

[1] *The sum of sales revenue and crude oil and currency hedging gains (losses) equals Syncrude Sweet Blend revenues on the Trust's consolidated statement of income.*

($ per barrel)	2006	2005	Variance
Sales revenue	$ 70.46	$ 64.21	$ 6.25
Transportation and marketing expense	(1.29)	(1.55)	0.26
Realized selling price before hedging losses	69.17	62.66	6.51
Crude oil hedging gains (losses)	-	-	-
Currency hedging gains	1.07	1.00	0.07
Total hedging gains (losses)	1.07	1.00	0.07
Net realized selling price	$ 70.24	$ 63.66	$ 6.58

Revenues after transportation and marketing expense and before hedging increased by $128 million to $466 million in the first quarter of 2006 compared to the same quarter in 2005 due to increased sales volumes and a higher realized selling price. Sales volumes rose 1.3 million barrels to 6.7 million barrels in the first quarter of 2006 from 5.4 million barrels in the first quarter of 2005. The first quarter 2006 realized selling price before hedging was $69.17 per barrel, a 10 per cent increase over the $62.66 per barrel price in the comparable 2005 quarter. There were no crude oil hedges in place in either period, reflecting management's financing plans with the Stage 3 expansion moving closer to completion and its associated financing risk being not significant. Currency hedging gains of $7 million and $6 million were realized in the first quarter of 2006 and 2005, respectively.

The high realized SSB selling price reflects a continuing robust benchmark West Texas Intermediate ("WTI") price, which our SSB product closely follows. WTI averaged US$63.48 per barrel in the first quarter of 2006, a 27 per cent increase over the US$50.03 per barrel average WTI price in the same period of 2005.

However, the benefit of a strong WTI price was partially eroded by the weaker differentials that light Canadian crudes received in the first quarter of 2006 relative to WTI. Our SSB crude oil realized a weighted-average discount of $4.39 per barrel compared to average Canadian dollar WTI in the first quarter of 2006 versus a $1.51 per barrel premium in the first quarter of 2005. The discount to WTI in the first quarter of 2006 was relatively large compared to average differentials in the last several years. A high number of planned and unplanned third party refinery outages in the quarter reduced product demand and, at the same time, a pipeline reconfiguration resulted in increased light crude oil volumes available to the market. The typical markets for our product were not willing to absorb the excess volumes without pricing incentives and pipeline dynamics prevented moving the product to more distant markets for better prices. In comparison, the first quarter of 2005 was characterized by reduced production from a number of synthetic producers, translating into strong demand from customers. Differentials to WTI are anticipated to improve in the second quarter of 2006 as other synthetic producers perform scheduled maintenance. However, additional volumes from the Syncrude project are also anticipated in the quarter, and accordingly we have increased the average 2006 SSB/SSP discount to WTI to $3.00 per barrel from $1.50 per barrel in our 2006 outlook discussed later in this MD&A.

Strengthening of the Canadian dollar relative to the U.S. dollar also offset the benefit of higher WTI crude oil prices on revenue. The Canadian dollar averaged $0.87 US/Cdn in the first quarter of 2006 relative to the same period in 2005 when the foreign exchange rate averaged $0.82 US/Cdn.

Operating costs

	Three Months Ended March 31			
	2006		2005	
	$/bbl Bitumen	$/bbl SSB	$/bbl Bitumen	$/bbl SSB
Bitumen Costs [1]				
Overburden removal	3.24		3.03	
Bitumen production	9.47		9.82	
Purchased energy [3]	3.90		3.30	
	16.61	19.21	16.15	20.46
Upgrading Costs [2]				
Bitumen processing and upgrading		5.33		6.16
Turnaround and catalysts		7.49		8.90
Purchased energy [3]		3.99		2.90
		16.81		17.96
Other and research		3.51		2.39
Change in treated and untreated inventory		0.93		(1.29)
Total Syncrude operating costs		40.46		39.52
Canadian Oil Sands adjustments [4]		(0.20)		(1.39)
Total operating costs		40.26		38.13
	Bitumen	SSB	Bitumen	SSB
Syncrude production volumes (thousands of barrels per day)	237	205	199	157

1 Bitumen costs relate to the removal of overburden, oil sands mining, bitumen extraction and tailings dyke construction and disposal costs. The costs are expressed on a per barrel of bitumen production basis and converted to a per barrel of SSB based on the yield of SSB from the processing and upgrading of bitumen.

2 Upgrading costs include the production and ongoing maintenance costs associated with processing and upgrading of bitumen to SSB. It also includes the costs of major refining equipment turnarounds and catalyst replacement.

3 Natural gas costs averaged $7.42/GJ and $6.45/GJ in the first quarter of 2006 and 2005, respectively.

4 Canadian Oil Sands' adjustments mainly pertain to Syncrude-related pension costs, property insurance costs, site restoration costs, as well as the inventory impact of moving from production to sales as Syncrude reports per barrel costs based on production volumes and we report based on sales volumes.

	Three Months Ended March 31	
	2006	2005
	$/bbl SSB	$/bbl SSB
Production costs	31.76	31.05
Purchased energy	8.50	7.08
Total operating costs	40.26	38.13
	GJs/bbl SSB	GJs/bbl SSB
Purchased energy consumption	1.15	1.10

Operating costs in the first quarter of 2006 increased to $271 million, or $40.26 per barrel, from $206 million, or $38.13 per barrel, in the same quarter of 2005.

Purchased energy costs rose 20 per cent to $8.50 per barrel from $7.08 per barrel in the first quarter of 2006 and 2005, respectively. The increased purchased energy costs, which consist mainly of natural gas, reflect a 15 per cent rise in natural gas prices to $7.42 per gigajoule ("GJ") in the first quarter of 2006 from $6.45 per GJ in the same 2005 quarter. Purchased energy consumption also increased five per cent to 1.15 GJs per barrel from 1.10 GJs per barrel in the first quarter of 2006 and 2005, respectively. Natural gas consumption rises during periods of maintenance activity, particularly during coker turnarounds, as process heat integration within the facilities declines, requiring additional natural gas purchases during unit outages. This anticipated purchased energy increase impacted the first quarter in both years, but repairs on a hot water line during the first quarter of 2006 resulted in additional bitumen requirements from the Aurora mine, which relies mainly on purchased natural gas for its energy needs. Commissioning of individual Stage 3 units also raised purchased energy consumption as these units were brought into service without an offsetting increase in SSB production.

Per unit purchased energy consumption is expected to rise following the completion of Stage 3 because bitumen will increasingly be sourced from the Aurora mine. Due to Aurora's remote location, process heat from the upgrader is unavailable for use at Aurora, and it relies mainly on purchased natural gas for its energy needs. As well, additional hydrogen, which is derived from natural gas, will be used to increase product quality from SSB to SSP. While purchased energy consumption per barrel in the first quarters of 2006 and 2005 include some temporary increases, we expect that long-term consumption going forward will be about 0.85 GJs per barrel.

Production costs rose slightly to $31.76 per barrel in the first quarter of 2006 from $31.05 per barrel in the first quarter of 2005. A portion of Syncrude's long term incentive compensation is based on the market return performance of several Syncrude owners' shares/units. The resulting incentive plan valuation changes are recorded as operating cost increases or decreases at each period end. Strong return performance of the Syncrude owners' securities during the first quarter of 2006 was the main factor contributing to the $1.12 per barrel increase in the "Other and research" line of the above table. Reductions in bitumen processing and turnaround costs were offset by higher inventory draws in the first quarter of 2006 compared to the first quarter of 2005.

Non-production costs

Non-production costs in the first quarter of 2006 were $25 million, or $3.76 per barrel, compared to $12 million, or $2.15 per barrel, in the same period of 2005. As the Stage 3 project nears completion, more of the units associated with it are commissioned and handed over to operations. The ready-for-operations team, which is responsible for this process, was not fully established in the first quarter of 2005 as significant unit handovers were not scheduled until later in the year. By comparison, a large number of units under construction were handed over to operations in the first quarter of 2006. Non-production

costs consist primarily of development expenditures relating to capital programs, which are expensed, such as commissioning costs, pre-feasibility engineering, technical and support services, research and development, and regulatory and stakeholder consultation expenditures.

Depreciation, depletion and accretion expense

($ millions)	Three Months Ended March 31	
	2006	**2005**
Depreciation and depletion expense	$ 48	$ 31
Accretion expense	2	-
	$ 50	$ 31

Excluding accretion expense, depreciation and depletion ("D&D") expense for the three months ended March 31, 2006 rose by $17 million compared to the same period in 2005 as a result of a 30 per cent increase in Syncrude production volumes and a higher per barrel D&D rate.

The Trust revises its estimate of per barrel D&D expense in the first quarter of each year based on updated reserve and future development costs estimates. The effective property, plant, and equipment D&D rate in the first quarter of 2006 rose to $7.34 per barrel of production compared to $6.11 per barrel in the same period of 2005. The higher 2006 D&D rate reflects increased estimates of the Trust's future development costs as provided for in the Trust's December 31, 2005 independent reserves report, which is outlined in the Trust's Annual Information Form and can be found at www.sedar.com, or on our web site at www.cos-trust.com under investor information.

Accretion expense increased $2 million in the first quarter of 2006 compared to the same period of 2005. The increase reflects the higher asset retirement obligation ("ARO") outstanding at December 31, 2005 compared to December 31, 2004.

Foreign exchange

The 2006 and 2005 first quarter foreign exchange losses are mainly the result of revaluations of our U.S. denominated long-term debt caused by fluctuations in U.S. and Canadian exchange rates. Canadian Oil Sands recorded a $1 million unrealized foreign exchange loss in the first quarter of 2006 compared to a $6 million unrealized loss in the first quarter of 2005 as a result of these long term debt revaluations. The Canadian dollar weakened slightly from December 31, 2005 to $0.86 US/Cdn at March 31, 2006. By comparison, the dollar weakened relatively more from December 31, 2004 to $0.83 US/Cdn at March 31, 2005. The remaining foreign exchange gains and losses relate to the conversion of U.S. denominated cash, receivable, and payable balances.

Capital expenditures

Capital spending in the first quarter of 2006 decreased $51 million to $137 million from $188 million in the same period of 2005. Approximately 71 per cent of first quarter 2006 expenditures pertained to Syncrude's Stage 3 project, and with the project nearing completion, the Trust spent $39 million less on Stage 3 in the first quarter of 2006 compared to the first quarter of 2005. In addition, 2005 first quarter capital expenditures included $34 million related to the South West Quadrant Replacement ("SWQR") project, which was largely complete at the end of 2005. These reductions were partially offset by an $18 million increase in base mine maintenance capital, mainly related to haul truck replacements in the first quarter of 2006.

As at March 31, 2006 the Syncrude Joint Venture had expended most of the total $8.4 billion estimated Stage 3 project cost, which includes $0.7 billion for the Aurora 2 Mining Train completed in late 2003. Net to Canadian Oil Sands, the total cost for Stage 3 is equivalent to approximately $3.0 billion. Our annual capital expenditure forecast for 2006 is $367 million, which is approximately $433 million lower than the annual capital expenditures incurred in 2005. The decrease reflects the lower capital expenditures for the Stage 3 project and completion of the SWQR. Our capital expenditure forecast is discussed more fully in the Outlook section of this MD&A.

CHANGE IN ACCOUNTING POLICIES

As of April 25, 2006 there were no significant changes to the Trust's accounting policies from December 31, 2005.

LIQUIDITY AND CAPITAL RESOURCES

($ millions)		March 31 2006		December 31 2005
Current portion of long-term debt	$	195	$	-
Long-term debt	$	1,521	$	1,737
Less: Cash and short-term investments	$	38	$	88
Net debt	$	1,678	$	1,649
Unitholders' equity	$	3,424	$	3,383
Total capitalization [1]	$	5,102	$	5,032

[1] Net debt plus unitholders' equity

Canadian Oil Sands' capital structure is essentially unchanged at March 31, 2006 compared to December 31, 2005. The $91 million of net income generated in the first quarter of 2006 was more than sufficient to cover the $50 million of distributions, net of the DRIP, paid in the quarter, leading to a small increase in Unitholder's equity. However, net debt increased slightly as cash was required to pay a portion of Stage

3 capital expenditures since funds from operations was reduced by turnaround and maintenance activity during the quarter. The result was that net debt to total capitalization at March 31, 2006 was essentially unchanged from December 31, 2005 at approximately 33 per cent. The Trust's Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan ("DRIP") generated $43 million in new equity in the first quarter of 2006.

Funds from operations in the first quarter of 2006 rose to $141 million, or $1.52 per Unit, an increase of $47 million over the same period in 2005. First quarter funds from operations were sufficient to cover the $50 million of distributions paid on February 28, 2006 net of the DRIP, and a portion of the $138 million of capital expenditures and reclamation trust contributions made during the quarter. Cash and working capital changes were used to finance the remaining capital expenditures.

The Trust's financing strategy remains unchanged with a clear focus on debt reduction towards a net debt target of about $1.2 billion. Based on our 2006 outlook, disclosed in detail later in this MD&A, we anticipate that the net debt target will be reached around the end of 2006. The Stage 3 project is essentially complete, and with the additional sales revenues from the production increase expected around mid 2006, Stage 3 should provide significant free cash flow to support our debt repayment plan.

With crude oil prices remaining robust for the first quarter of 2006, we have raised our full year 2006 outlook WTI price to average US$60 per barrel. The Trust's 2006 funds from operations is now estimated at approximately $1,033 million, a $63 million increase compared to the outlook provided at January 25, 2006. The Trust is raising its quarterly distribution by 50 per cent to $1.50 per Unit before any Unit split (or $0.30 per Unit assuming a 5:1 split on May 3, 2006). This increase maintains the schedule of achieving our net debt target around the end of 2006. While a reduction in crude oil prices or production would increase the time required to reach our net debt target, significant reductions from current oil price levels would be required to materially impact the timeline for such debt repayment.

In March 2006, Canadian Oil Sands extended its $840 million operating credit facilities. An overview of the key facilities terms can be found in Note 4 of the Notes to the Unaudited Consolidated Financial Statements.

UNITHOLDERS' CAPITAL AND UNIT TRADING ACTIVITY

Canadian Oil Sands Trust Units trade on the Toronto Stock Exchange under the symbol COS.UN. The Trust had 92.8 million Units outstanding at March 31, 2006 and, with the Unit price closing at $167.60 on that date, the market capitalization of the Trust was approximately $16 billion.

Canadian Oil Sands Trust - Trading Activity	First Quarter 2006	March 2006	February 2006	January 2006
Unit price				
High	$ 169.00	$ 169.00	$ 164.22	$ 151.45
Low	$ 127.01	$ 151.25	$ 136.41	$ 127.01
Close	$ 167.60	$ 167.60	$ 155.14	$ 151.00
Volume of Trust units traded (millions)	18.0	5.9	6.4	5.7
Weighted average Trust units outstanding (millions)	92.6	92.6	92.5	92.5

The Trust has declared a distribution of $1.50 per Unit pre-split (or $0.30 per Unit assuming a 5:1 split on May 3, 2006) in respect of the quarter ended June 30, 2006 for total distributions of approximately $139 million. The distribution will be paid on May 31, 2006 to Unitholders of record on May 8, 2006. A Unitholder distribution schedule is included in Note 7 of the Notes to the Unaudited Consolidated Financial Statements. During the Stage 3 expansion at Syncrude, we have utilized debt and equity financing to partially fund capital expenditures to the extent funds from operations was insufficient to fund the Trust's distributions, capital expenditures, mining reclamation trust contributions, and working capital changes. Such financings are disclosed as "non-acquisition financing, net" on the Unitholder distributions schedule.

Canadian Oil Sands issues Unit options ("options") as part of its long-term incentive plan for employees. There were 38,175 options granted in the first quarter of 2006 with an average exercise price of $147.72 per option and a fair value of approximately $1 million, which will be amortized into income over a three-year vesting period. Each option represents the right of the optionholder to purchase a Unit at the exercise price determined at the date of grant. The exercise price is further reduced by distributions over a threshold amount. The options vest by one-third following the date of grant for the first three years and expire seven years from the date of grant.

In addition, 6,869 performance unit rights ("PUPs") were issued in the first quarter of 2006 with a fair value of approximately $1 million. These PUPs are earned based on total unitholder return at the end of three years compared to a peer group, with the actual unit equivalents earned ranging from zero to double the target award. More detail on the PUPs is contained in the Management Proxy Circular dated March 10, 2006.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

As of March 31, 2006 there have been no significant changes to the Trust's contractual obligations or commitments from our 2005 year-end disclosure, other than reductions to the capital expenditure and various payment obligation commitments as a result of expenditures incurred in the first quarter and an estimated increase of approximately $77 million related to a new Syncrude employee retention program to be earned and paid over a three year period.

FINANCIAL RISK MANAGEMENT

Crude Oil Price Risk

As Canadian Oil Sands did not have any 2006 or 2005 crude oil price hedges, revenues were not impacted by crude oil hedging gains or losses and benefited fully from strong WTI prices. The Trust's financing risk has been declining during this period with the Stage 3 expansion approaching completion, and the Trust's balance sheet has been improving with the continuing strength in crude oil prices. Therefore, as at March 31, 2006 and based on current expectations, the Trust remains unhedged on its crude oil price exposure.

Foreign Currency Hedging

As at March 31, 2006 we had the following currency hedges outstanding:

Canadian Oil Sands Trust Exchange Hedging Activities	**2006**	**2007**
U.S. dollars hedged *($ millions)*	$ 35	$ 20
Average U.S. dollar exchange rate	$ 0.672	$ 0.692

Canadian Oil Sands' revenues in the first quarter of 2006 include foreign currency hedging gains of $7 million, or $1.07 per barrel, compared to gains of $6 million, or $1.00 per barrel, in the comparable quarter in 2005. The gains in each period reflect the stronger Canadian dollar relative to the strike rate in each of the hedge contracts. The Canadian dollar averaged $0.87 US/Cdn and $0.82 US/Cdn in the first quarter of 2006 and 2005, respectively.

Interest Rate Risk

Canadian Oil Sands' net income and funds from operations are impacted by interest rate changes based on the amount of floating rate debt outstanding. At March 31, 2006 we had $265 million of floating rate debt with maturities less than one year, comprised of $70 million drawn on our credit facilities, $20 million of floating rate medium term notes outstanding and $175 million of fixed rate debt, which was swapped into floating rate debt in January 2004. Any gains or losses related to the swaps are recognized in the period the swaps are settled as they are considered hedges for accounting purposes.

Unrecognized gains and losses

At March 31, 2006 the unrecognized gain relating to our foreign currency hedges was $17 million, and the unrecognized loss on the interest rate swaps on the $175 million of 3.95% medium term notes was $1 million. These unrecognized amounts and the fair values of the hedges are disclosed in Note 8 of the Notes to the Unaudited Consolidated Financial Statements.

FOREIGN OWNERSHIP

Based on information from the statutory declarations by Unitholders, we estimate that, as of February 6, 2006, approximately 33 per cent of our Unitholders are non-Canadian residents with the remaining 67 per cent being Canadian residents. The statutory declarations are only as of a specific record date, and therefore may still not reflect the current ownership level of the Trust's Units; however, given the limitations in the securities registration system and the lack of any process for real-time residency information to flow to the trustee and transfer agent, the Trust is of the view that statutory declarations are currently the most appropriate method of determining the residency status of its Unitholders.

Canadian Oil Sands' Trust Indenture provides that not more than 49 per cent of its Units can be held by non-Canadian residents. The Trust intends to require its Unitholders to complete statutory declarations as to their residency status each quarter to enable the Trust to monitor its level of non-Canadian resident ownership. The Trust Indenture requires all Unitholders to provide such statutory declarations when requested to do so by the trustee and transfer agent. The Trust plans to post the results of the declarations on its web site at www.cos-trust.com under investor information, frequently asked questions. This section of the web site also describes the Trust's steps for managing its non-Canadian resident ownership levels.

2006 OUTLOOK

Our outlook for 2006 Syncrude production has changed slightly from the guidance provided on January 25, 2006. We have reduced the high end of our estimate for Syncrude production by four million barrels with the current range now between 95 to 106 million barrels, or 34 to 38 million barrels net to the Trust based on our 35.49 per cent interest. The single point estimate is unchanged at 100 million barrels, or 35 million barrels net to the Trust. Production in the second quarter of 2006 is expected to average 24 million barrels, or 8.5 million barrels net to the Trust, which reflects the impact of Coker 8-3's start-up currently scheduled for May.

The low end of our 2006 production range reflects the possibility of a turnaround of Coker 8-2, which is not scheduled to occur until the second quarter of 2007. Additionally, a strong mining sector is currently resulting in a worldwide shortage of off-road tires. While the tire shortage has been identified as a production and cost risk for 2006 and 2007, Syncrude has implemented various measures aimed at reducing tire wear and damage in order to more efficiently manage their supply. Therefore, we do not expect the shortage to impact our current 2006 production outlook. The high end of our production range reflects a faster ramp up of Stage 3 volumes and sustained, reliable operations following start-up of all Stage 3 units. No significant turnaround and maintenance activity is scheduled for the remaining three quarters of 2006.

Under our current outlook, we anticipate exiting 2006 at about 90 per cent of design capacity, which is equivalent to about 315,000 barrels per day gross to Syncrude, or about 112,000 barrels per day net to the Trust. We anticipate that a period of lining out and optimization of the different operating units will be required to ramp up to full productive capacity of 128 million barrels, or 45 million barrels net to the Trust.

In addition to increased production, Stage 3 also is expected to improve product quality from SSB to SSP in 2006. We believe that this higher quality will differentiate SSP from the growing volumes of other synthetic crude in the market produced by competing projects. SSP's quality characteristics also are expected to provide a higher market price per barrel relative to SSB in the same market environment.

In the first quarter of 2006, our SSB product traded at a weighted average discount of $4.39 per barrel compared to Canadian dollar WTI. This discount was relatively large compared to average differentials realized in the last several years. We believe that a high level of planned and unplanned third party refinery outages in the quarter reduced product demand, while a pipeline reconfiguration increased light crude oil volumes available to the market. The typical markets for our product were not willing to absorb the excess volumes without pricing incentives and pipeline dynamics prevented moving the product to more distant markets for better prices. Differentials to WTI are anticipated to improve in the second quarter of 2006 as other synthetic producers perform scheduled maintenance, but additional volumes from the Syncrude project are also anticipated in the quarter. While the supply/demand equation for synthetic oil is difficult to predict and quantify, we believe that the differential to WTI will deteriorate as synthetic supply increases. We therefore have increased the average 2006 discount to WTI to $3.00 per barrel from $1.50 per barrel in our 2006 outlook.

Funds from operations in 2006 are anticipated to total $1,033 million, or $11.08 per Unit, based on an average WTI crude oil price of US$60.00 per barrel and a foreign exchange rate of $0.875 US/Cdn for the year. Revenues are estimated at approximately $2.3 billion in 2006, with operating costs of $941 million, or $26.52 per barrel, which includes $8.48 per barrel of purchased energy at an estimated $9.00/GJ natural gas price. In addition, funds from operations reflect the increase to the full 25 per cent Crown royalty rate expected to occur in the second quarter of 2006.

Per unit purchased energy consumption is expected to average approximately 0.94 GJs per barrel as a result of fluctuating production levels while the Stage 3 expansion is brought into operation. Beyond 2006 per barrel energy consumption is expected to be approximately 0.85 GJs per barrel as additional hydrogen derived from natural gas will be used to increase product quality from SSB to SSP and bitumen will be increasingly sourced from the Aurora mine. Due to Aurora's remote location, process heat from the upgrader is unavailable and the mine relies mainly on purchased natural gas for its energy needs.

The Trust's 2006 crude oil production is unhedged, and under the current financing plan we do not intend to undertake any crude oil hedging transactions. The Trust may hedge its crude oil production in the future depending on the business environment and our growth opportunities. In addition, the Trust will continue to monitor hedging opportunities to reduce operating cost exposure to rising natural gas prices, particularly during winter months when natural gas prices tend to rise relative to crude oil prices.

Based on our 2006 guidance, Canadian Oil Sands anticipates to begin paying Crown royalties at the full 25 per cent royalty rate in the second quarter of 2006, and as a result, Crown royalties are estimated at $183 million, or $5.16 per barrel in 2006. Under Alberta's generic Oil Sand Royalty, the Crown royalty is calculated as the greater of one per cent of plant gate revenue before hedging or 25 per cent of plant gate revenue before hedging, less Syncrude operating, non-production and capital costs.

Our estimate for 2006 capital expenditures increased from our guidance provided on January 25, 2006 to total $367 million with approximately $158 million directed to the Stage 3 expansion, net to Canadian Oil Sands. The cost estimate to bring the Stage 3 project into operation remains at $8.4 billion gross to Syncrude, but ancillary costs, such as final site clean-up and recently identified improvements, totalling approximately $150 million gross to Syncrude, are expected to be incurred following start up of Stage 3.

Under the Trust's 2006 outlook, we anticipate reaching our net debt target of approximately $1.2 billion around the end of 2006. The current robust price environment is strengthening the Trust's financial position, and we anticipate generating sufficient funds from operations to fund capital expenditures, distributions, and debt repayments. Once we have achieved our net debt target, unless capital investment growth opportunities exist that we believe would offer Unitholders better value, we intend to approach full payout of our free cash flow (funds from operations less capital expenditures and reclamation trust contributions).

With the reduction in capital expenditures and the expectation of achieving our net debt target around the end of 2006, Canadian Oil Sands plans to revise the DRIP terms around the fourth quarter of 2006. The premium distribution component of the DRIP and the ability to purchase units at 95 per cent of the volume weighted average price ("VWAP") will be suspended and/or amended. Subject to the receipt of all applicable regulatory approvals, the Trust plans to continue to provide Unitholders with the ability to reinvest quarterly distributions at the VWAP price. The DRIP has been an important component of the Trust's financing plan for the Stage 3 expansion. The suspended and/or amended terms may be reinstated in the future to once again provide the DRIP with a more significant role in the Trust's financing plans.

We estimate that approximately 95 per cent of the distributions pertaining to 2006 will be taxable as other income with the remainder classified as a tax-deferred return of capital. The actual taxability of the distributions will be determined and reported to Unitholders prior to the end of the first quarter of 2007.

Changes in certain factors and market conditions could potentially impact Canadian Oil Sands' outlook. The following table provides a sensitivity analysis of the key factors affecting the Trust's performance. In addition to the factors described in the table, the supply/demand equation for synthetic crude oil in the North American markets could impact the price differential for SSB/SSP relative to crude benchmarks; however, this factor is difficult to predict and quantify.

2006 Outlook Sensitivity Analysis	Annual [2]	Funds from Operations Increase	
Variable [1]	Sensitivity	$ millions	$/Trust unit
Syncrude operating costs decrease	C$1.00/bbl	27	0.29
Syncrude operating costs decrease	C$50 million	13	0.14
WTI crude oil price increase	US$1.00/bbl	31	0.33
Syncrude production increase	2 million bbls	33	0.35
Canadian dollar weakening	US$0.01/C$	20	0.21
AECO natural gas price decrease	C$0.50/GJ	13	0.13

[1] An opposite change in each of these variables will result in the opposite funds from operations and net income impacts.

[2] Sensitivities assume a larger change in unrealized quarters to result in the annual impact. Variable changes apply only to unhedged positions.

More information on the Trust's outlook is provided in the April 25, 2006 guidance document, which is available on the Trust's web site at www.cos-trust.com under investor information.

CANADIAN OIL SANDS TRUST
CONSOLIDATED STATEMENTS OF INCOME AND UNITHOLDERS' EQUITY
(unaudited)
($ millions, except per unit amounts)

	Three Months Ended March 31 2006	2005
Syncrude Sweet Blend revenues	$ 482	$ 352
Transportation and marketing expense	(9)	(8)
	473	344
Expenses:		
Operating	271	206
Non-production	25	12
Crown royalties	5	3
Administration	5	3
Insurance	2	2
Interest, net (Note 5)	25	26
Depreciation, depletion and accretion	50	31
Foreign exchange loss (gain)	2	5
Large Corporations Tax and other	2	2
Future income tax expense (recovery)	(5)	(5)
	382	285
Net income for the period	$ 91	$ 59
Unitholders' equity, beginning of period	$ 3,383	$ 2,636
Net income for the period	91	59
Issue of Trust units (Note 2)	43	18
Unitholder distributions (Note 7)	(93)	(46)
Contributed surplus	-	-
Unitholders' equity, end of period	$ 3,424	$ 2,667
Weighted average Trust units	92.6	91.5
Trust units, end of period	92.8	91.7
Net income per Trust unit		
Basic	$ 0.98	$ 0.64
Diluted	$ 0.98	$ 0.64

CANADIAN OIL SANDS TRUST
CONSOLIDATED BALANCE SHEETS
(unaudited)
($ millions)

	March 31 2006	December 31 2005
ASSETS		
Current assets:		
Cash and short-term investments	$ 38	$ 88
Accounts receivable	160	197
Inventories	80	87
Prepaid expenses	1	3
	279	375
Capital assets, net	5,591	5,502
Other assets		
Reclamation trust	26	25
Deferred financing charges, net and other	21	23
	47	48
	$ 5,917	$ 5,925
LIABILITIES AND UNITHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and accrued liabilities	$ 255	$ 281
Current portion of long-term debt	195	-
Current portion of employee future benefits	10	10
	460	291
Employee future benefits and other liabilities	94	93
Long-term debt	1,521	1,737
Asset retirement obligation (Note 6)	148	148
Deferred currency hedging gains	36	34
Future income taxes	234	239
	2,493	2,542
Unitholders' equity	3,424	3,383
	$ 5,917	$ 5,925

CANADIAN OIL SANDS TRUST
CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)
($ millions)

	Three Months Ended March 31	
	2006	2005
Cash provided by (used in):		
Operating activities		
Net income	$ 91	$ 59
Items not requiring outlay of cash:		
Depreciation, depletion and accretion	50	31
Amortization	1	1
Foreign exchange on long-term debt	1	6
Future income tax expense (recovery)	(5)	(5)
Other	1	1
Net change in deferred items	2	1
Funds from operations	141	94
Change in non-cash working capital	46	12
	187	106
Financing activities		
Net drawdown (repayment) of bank credit facilities	(22)	126
Unitholder distributions (Note 7)	(93)	(46)
Issuance of Trust units (Note 2)	43	18
	(72)	98
Investing activities		
Capital expenditures	(137)	(188)
Reclamation trust	(1)	(1)
Change in non-cash working capital	(27)	(1)
	(165)	(190)
Increase (decrease) in cash	(50)	14
Cash at beginning of period	88	18
Cash at end of period	$ 38	$ 32
Supplemental Information		
Large Corporations Tax and income tax paid	$ 3	$ 3
Interest charges paid	$ 33	$ 34

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2006
(Tabular amounts expressed in millions of Canadian dollars, except where otherwise noted.)

1) ACCOUNTING POLICIES

The interim consolidated financial statements include the accounts of Canadian Oil Sands Trust and its subsidiaries (collectively, the "Trust" or "Canadian Oil Sands"), and are presented in accordance with Canadian generally accepted accounting principles. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the year ended December 31, 2005. The disclosures provided below are incremental to those included with the annual consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Trust's annual report for the year ended December 31, 2005.

2) UNITHOLDERS' EQUITY

In the three months ended March 31, 2006 approximately 0.3 million Units were issued for proceeds of $43 million related to the exercise of options and the Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan ("DRIP") with respect to the distributions paid on February 28, 2006.

The following table summarizes Units that have been issued:

Date	Net Proceeds per Unit	Number of Units	Net Proceeds
Balance, January 1, 2006		92.5	$ 2,010
Option exercises	$ 35.68	-	$ 1
February 28, 2006 (DRIP)	$ 140.69	0.3	$ 42
Balance, December 31, 2006		92.8	$ 2,053

3) EMPLOYEE FUTURE BENEFITS

Syncrude Canada Ltd. ("Syncrude Canada"), the operator of the Syncrude Joint Venture, has a defined benefit and two defined contribution plans providing pension benefits and other retirement and post-employment benefits plans covering most of its employees. Post-employment benefits include certain health care and life insurance benefits for retirees, their beneficiaries and covered dependents.

Canadian Oil Sands accrues its obligations as a joint venture owner in respect of Syncrude Canada's employee benefit plans and the related costs, net of plan assets. The cost of employee pension and other retirement benefits is actuarially determined using the projected benefit method based on length of service and reflects Canadian Oil Sands' best estimate of the expected performance of the plan investment, salary escalation factors, retirement ages of employees and future health care costs. The expected return on plan assets is based on the fair value of those assets. Past service costs from plan amendments are amortized on a straight-line basis over the estimated average remaining service life of active employees ("EARSL") at the date of amendment. The excess of any net actuarial gain or loss exceeding 10 per cent of the greater of the benefit obligation and fair value of the plan assets is amortized over the EARSL.

Canadian Oil Sands' share of Syncrude Canada's net defined benefit and contribution plans expense for the three months ended March 31, 2006 and 2005, which is recorded in operating expense, is as follows:

($ millions)	Three Months Ended March 31	
	2006	2005
Defined benefit plans		
Pension benefits	$ 7	$ 6
Other benefit plans	1	1
	$ 8	$ 7
Defined contribution plan	-	1
Total Benefit cost	$ 8	$ 8

4) BANK CREDIT FACILITIES

($ millions)	Credit facility
Extendible revolving term facility (a)	$ 40
Line of credit (b)	35
Operating credit facility (c)	800
	$ 875

a) The $40 million extendible revolving term facility is a 364-day facility with a one year term out, expiring April 25, 2007. This facility may be extended on an annual basis with the agreement of the bank. Amounts borrowed through this facility bear interest at a floating rate based on bankers' acceptances plus a credit spread, while any unused amounts are subject to standby fees.

b) The $35 million line of credit is a one year revolving letter of credit facility. Letters of credit drawn on the facility mature April 30th each year and are automatically renewed, unless notification to cancel is provided by Canadian Oil Sands or the financial institution providing the facility at least 60 days prior to expiry. Letters of credit on this facility bear interest at a credit spread.

Letters of credit of approximately $42 million have been written against the extendible revolving term facility and line of credit.

c) The $800 million operating facility is a five year facility, expiring April 27, 2011. Amounts borrowed through this facility bear interest at a floating rate based on bankers' acceptances plus a credit spread, while any unused amounts are subject to standby fees.

d) Each of the Trust's credit facilities is unsecured. These credit agreements contain typical covenants relating to the restriction on Canadian Oil Sands' ability to sell all or substantially all of its assets or to change the nature of its business. In addition, Canadian Oil Sands has agreed to maintain its total debt-to-total book capitalization at an amount less than 0.6 to 1.0, or 0.65 to 1.0 in certain circumstances involving acquisitions.

5) INTEREST, NET

($ millions)	Three Months Ended March 31	
	2006	2005
Interest expense	$ 26	$ 26
Interest income and other	(1)	-
Interest expense, net	$ 25	$ 26

6) ASSET RETIREMENT OBLIGATION ("ARO")

($ millions)	Three Months Ended March 31	
	2006	2005
Asset retirement obligation, beginning of period	$ 148	$ 44
Liabilities settled	(2)	(1)
Accretion expense	2	-
Asset retirement obligation increases	-	-
Asset retirement obligation, end of period	$ 148	$ 43

The Trust and each of the other Syncrude owners are liable for their share of ongoing environmental obligations for the ultimate reclamation of the Syncrude Joint Venture and the ARO represents the present value estimate of Canadian Oil Sands' share of the cost to reclaim the mines. The timing and amount of reclamation expenditures related to Syncrude's upgrader facilities and sulphur blocks cannot presently be determined. Consequently, the ARO relating to the upgrader facilities and the sulphur blocks will be recognized in the year in which the settlement amounts and dates can be reasonably estimated.

7) UNITHOLDER DISTRIBUTIONS

This statement is provided to assist Unitholders in reconciling funds from operations to Unitholder distributions.

Pursuant to Section 5.1 of the Trust Indenture, the Trust is required to distribute all the income received or receivable by the Trust in a quarter less expenses and any other amounts required by law or under the terms of the Trust Indenture. The amount of income that the Trust receives by way of royalty from its subsidiaries has discretionary amounts relating to funds required or expected to be required for capital and operational matters, all as more particularly set out in the annual information form dated March 15, 2006 under the heading Distributable Income.

In 2005, distributions were paid to Unitholders on the last business day of the second month following the quarter and were recorded as payable at each quarter end even though they were not declared. Commencing in the fourth quarter of 2005, distributions are recorded in the quarter declared and paid. The change in recording Unitholder distributions has no impact on the ultimate distributions declared and paid to the Unitholders or to the timing of such payments nor does it impact Canadian Oil Sands' net income or funds from operations.

CANADIAN OIL SANDS TRUST
CONSOLIDATED STATEMENTS OF UNITHOLDER DISTRIBUTIONS
(unaudited)
($ millions, except per unit amounts)

	Three Months Ended March 31	
	2006	**2005**
Funds from operations	$ 141	$ 94
Add (Deduct):		
Capital expenditures	(137)	(188)
Non-acquisition financing, net [1]	71	130
Change in non-cash working capital	19	11
Reclamation trust funding	(1)	(1)
Unitholder distributions	$ 93	$ 46
Unitholder distributions per Trust unit	**$ 1.00**	**$ 0.50**

[1] *Represents financing to fund the Trust's share of Syncrude's Stage 3 expansion and is a discretionary item.*

8) HEDGING INSTRUMENTS

Unrecognized gains (losses) and the fair values of Canadian Oil Sands' hedging instruments at March 31, 2006 are as follows:

($ millions)	Unrecognized gains (losses)	Fair value
Currency exchange contracts	$ 17	$ 17
3.95% Interest rate swap contracts	$ (1)	$ (1)
	$ 16	$ 16

9) SUBSEQUENT EVENTS

On April 10, 2006 the Alberta government substantively enacted a decrease of 1.5 per cent to the provincial corporate tax rate, resulting in a new tax rate of 10 per cent. The impact to Canadian Oil Sands of this rate decrease is an estimated future income tax recovery of approximately $9 million, which will be recorded in the Trust's second quarter 2006 financial statements.

Canadian Oil Sands Limited
Marcel Coutu
President & Chief Executive Officer

Units Listed – Symbol: COS.UN
Toronto Stock Exchange

For further information:
Siren Fisekci
Director, Investor Relations
(403) 218-6228

Canadian Oil Sands Trust
2500 First Canadian Centre
350 – 7 Avenue S.W.
Calgary, Alberta T2P 3N9
Ph: (403) 218-6200
Fax: (403) 218-6201

investor_relations@cos-trust.com

web site: www.cos-trust.com

Form 52-109FT2 – Certification of Interim Filings

I, Allen R. Hagerman, Chief Financial Officer of Canadian Oil Sands Limited, manager of Canadian Oil Sands Trust (the "Trust") certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of the Trust for the interim period ending March 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statements of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present, in all material respects, the financial condition, results of operations and cash flows of the Trust, as of the date and for the periods presented in the interim filings; and

4. The Trust's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the Trust, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Trust, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the periods in which the interim filings are being prepared.

Date: April 25, 2006

Allen R. Hagerman
Chief Financial Officer

Form 52-109FT2 – Certification of Interim Filings

I, Marcel R. Coutu, President and Chief Executive Officer of Canadian Oil Sands Limited, manager of Canadian Oil Sands Trust (the "Trust") certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of the Trust for the interim period ending March 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statements of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present, in all material respects, the financial condition, results of operations and cash flows of the Trust, as of the date and for the periods presented in the interim filings; and

4. The Trust's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the Trust, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Trust, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the periods in which the interim filings are being prepared.

Date: April 25, 2006

Marcel R. Coutu
President and Chief Executive Officer